06023572

FORM 6-K
[redacted]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 27, 2006

Commission File Number 01-15016

MDS

MDS INC.
(Translation of registrant's name into English)

100 International Boulevard
Toronto, Ontario Canada M9W 6J6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F......... Form 40-F....X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ...X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2006

MDS INC.

By: /s/ Peter E. Brent
Peter E. Brent, Sr. Vice-President, Legal and Corporate Secretary

Documents Included as Part of this report:

No.	Document
1.	Annual Report, Management's Discussion & Analysis and Annual Financial Statements (Financial Review)
2.	Notice of Meeting and Management Proxy Circular
3.	Form of Proxy
4.	Form 52-109F1 - Certification of Annual Filings by CEO
5.	Form 52-109F1 - Certification of Annual Filings by CFO

Notice of 2006 Annual and Special Meeting of Shareholders



MDS

Science advancing health

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF MDS INC.

Date: Thursday, March 9, 2006

Time: 4:00 p.m.
(Eastern Standard Time)

Place: Design Exchange
234 Bay St.,
Toronto, Ontario, Canada

Business of the Annual and Special Meeting of Shareholders:

(a) to receive the Report of the Directors and the Consolidated Financial Statements of the Company and its subsidiaries for the fiscal year ended October 31, 2005, together with the Auditors' Report thereon;

(b) to elect directors for the ensuing year;

(c) to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration;

(d) to consider and approve, ratify and confirm an amended and restated shareholder rights plan of the Company; and

(e) to transact any other business that may properly come before the Meeting.

By Order of the Board,

Peter E. Brent
Senior Vice-President, Legal and Corporate Secretary

December 30, 2005

The management and Board of MDS urge you to participate by ensuring that your shareholdings are represented and that your wishes are made known at the Meeting. If you cannot be present to vote in person, please vote in one of three ways: (1) by completing and signing the accompanying Proxy Form and returning it in the enclosed envelope, postage prepaid; (2) by following the instructions for telephone voting in the accompanying Proxy Form; or (3) by following the instructions for Internet voting in the accompanying Proxy Form, at least two business days prior to the Meeting or related adjournment(s).

What's inside

Currency – Unless otherwise noted herein, all references to $ in this Circular are to Canadian dollars.

Section 1: Voting Information

Who is soliciting my proxy?

The management of MDS Inc. (the "Company" or "MDS") is soliciting your proxy for use at the Annual and Special Meeting of Shareholders (the "Meeting").

What will I be voting on?

You will be voting on:

- election of directors of the Company (see page 3);
- appointment of Ernst & Young LLP as the auditors (see page 9);
- approval of amended and restated shareholder rights plan (see page 10); and
- any other business that may properly come before the Meeting.

How many classes of shares are there?

The Company has one class of Common shares listed on the Toronto Stock Exchange and the New York Stock Exchange.

How many votes do I have?

Subject to the voting restrictions noted below, you will have one vote for every Common share of the Company you own at the close of business on January 9, 2006, the record date for the Meeting.

How many shares are eligible to vote?

The number of Common shares outstanding on December 30, 2005 is 142,446,515.

To the knowledge of the directors and officers of the Company, the only shareholders who beneficially own or exercise control or direction over more than 10% of the outstanding Common shares as at December 30, 2005 are as follows:

Shareholder	Common Shares Held	% Of Outstanding Common Shares
McLean Budden Ltd.	66,502,772	11.6
Jarislowksy Fraser Ltd.	15,025,235	10.5

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by proxy, as explained below.

If your shares are held in the name of a nominee, please see the instructions below under the headings *How can a non-registered shareholder vote?* and *How can a non-registered shareholder vote in person at the Meeting?*

Voting by proxy

Whether or not you attend the Meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed form of proxy, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed form of proxy are directors or officers of the Company. **However, you can choose another person to be your proxyholder, including someone who is not a shareholder of the Company. You may do so by deleting the names printed on the proxy and inserting another person's name in the blank space provided or by completing another proper form of proxy.**

How will my proxy be voted?

On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the form of proxy how you want your shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD) then your proxyholder must vote your shares accordingly.

If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

Unless contrary instructions are provided, Common shares represented by proxies received by management will be voted:

- **FOR the election as directors of the proposed nominees whose names are set out on the following pages,**
- **FOR the appointment of Ernst & Young LLP as auditors,**
- **FOR the approval of the amended and restated shareholder rights plan, and**
- **FOR management's proposals generally.**

What if there are amendments or if other matters are brought before the Meeting?

The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.

As of the time of printing this Management Proxy Circular (the "Circular"), management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You can revoke your proxy at any time before it is acted upon.

You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the head office of the Company not later than the last business day before the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or any adjournment.

Who counts the votes?

Proxies are counted by CIBC Mellon Trust Company, the transfer agent of the Company.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, and (b) as necessary to comply with legal requirements.

How are proxies solicited?

The Company's management requests that you sign and return the form of proxy to ensure your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, in writing or in person.

The Company may also use the services of outside firms to solicit proxies. The cost of soliciting proxies will be borne by the Company, and the Company will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares.

How can a non-registered shareholder vote?

If your Common shares are not registered in your own name, they will be held in the name of a "nominee", which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your shares. For that reason, you have received this Circular from your nominee together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully to ensure your shares will be voted. If you are a non-registered shareholder who has voted and you want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a non-registered shareholder vote in person at the Meeting?

Since the Company may not have access to the names of its non-registered shareholders, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, please insert your own name in the space provided on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the Meeting.

Section 2: Business of the Meeting

Report of the Directors and Consolidated Financial Statements

A copy of the Company's Annual Report for the year ended October 31, 2005 is being mailed concurrently with this Circular. The financial statements for the fiscal year ended October 31, 2005, the management's discussion and analysis, and the report of the auditors are included in the Company's Annual Report.

Election of Directors

At the Meeting, 11 directors, 10 of whom are independent, are to be elected to serve until the next Annual Meeting or until their successors are duly elected or appointed. **Unless authority is withheld, the management nominees named in the enclosed Proxy Form intend to vote FOR the election of the nominees proposed below, all of whom are or will be on the date of the Meeting serving as directors of the Company.**

If any nominee is, for any reason, unavailable to serve as a director, proxies in favour of management nominees will be voted for another nominee at their discretion unless authority has been withheld in the Proxy Form.

New Appointees during the Year

The Company is pleased that during the year Thomas Caskey and Jim MacDonald joined the Board. Jim MacDonald was also appointed as a member of the Audit Committee. In addition, Richard McCoy joined the Company as an Observer on July 5, 2005 and has been appointed to the Board to be effective January 27, 2006.

Retirements from Board

John Rogers retired on October 31, 2005 after 33 years of service to MDS, 10 of which he served as the President and CEO and 12 of which he served as a director of the Company. We thank him for his commitment and dedication to building MDS from a local laboratory provider into a global life sciences company.

John Evans, who has been on the Board since 1989 and who served as Lead Director and Chair of the Human Resources & Compensation Committee, and Clarence Chandran, who has been a Board member since 2001, will be retiring from the Board immediately prior to the Meeting. The Company wishes to thank both John and Clarence for their significant contributions to MDS over the years.

The information set out below, as to shares beneficially owned or over which control or direction is exercised, is as of October 31, 2005 and has been provided by the respective nominee. In addition, based upon information provided by the nominees, none of them serve together as directors on the boards of other companies.



Paul S. Anderson, 67
Lansdale,
Pennsylvania, USA

Shares: 0
DSUs[2]: 8,889
Options[3]: 10,000

Dr. Anderson is a Corporate Director, having retired in 2002 after a 40-year career in the pharmaceutical industry. From 2001 to 2003, Dr. Anderson was Vice-President, Drug Discovery at Bristol-Myers Squibb (a global pharmaceutical company in Wilmington, DE) and, from 1995 to 2001, was Sr. Vice-President, Chemical & Physical Science of DuPont Pharmaceuticals Company. Dr. Anderson is also a director of Albany Molecular Research, The Chemical Heritage Foundation and on the board of trustees of The Gordon Research Conferences.

MDS Board Details

- Director since May 28, 2003
- Member of: Environment, Health & Safety Committee
- Independent[1]

Attendance:	14/14	Board
	4/4	Environment Health & Safety



C. Thomas Caskey, 67
Lancaster,
South Carolina, USA

Shares: 0
DSUs[2]: 3,119
Options[3]: 0

Dr. Caskey was the Founding Director of Cogene BioTech Ventures Ltd. (a venture capital fund founded in 2000 which specializes in early stage investments of biologic therapeutics, devices and medical management in Houston, TX) and has served as Managing Director since that time. From 1994 to 2000, he was Senior Vice-President, Human Genetics and Vaccines Discovery of Merck Research Laboratories. Dr. Caskey has also served Baylor College of Medicine in several capacities for nearly 30 years and continues to be an Adjunct Professor. Dr. Caskey currently serves as the President of the Texas Academy of Medicine, Engineering and Science. He is a member of the Institute of Medicine and the National Academy of Sciences and serves on the boards of a number of private and public corporations including Lexicon Genetics, EnVivo Pharmaceuticals, Inc., Odyssey Thera and Argolyn Biosciences, Inc.

MDS Board Details

- Director since March 30, 2005
- Independent[1]

Attendance:	7/8	Board



Stephen P. DeFalco, 44
Toronto, Ontario,
Canada

Shares: 0
DSUs[5]: 0
Options[3]: 400,000

Mr. DeFalco is President & Chief Executive Officer of MDS. Mr. DeFalco joined MDS from U.S. Genomics (a biotech tools company headquartered in Woburn, MA) where he was Chairman and CEO. Prior to his role at U.S. Genomics, he was President of PerkinElmer Instruments and Senior Vice-President of PerkinElmer, Inc. (a life sciences company headquartered in Wellesley, MA). Mr. DeFalco also previously worked at United Technologies, McKinsey & Company and IBM. Mr. DeFalco is a director of BioProcessors Corporation and the Sciex Joint Venture with PerkinElmer and the Sciex Joint Venture with Applera.

MDS Board Details

- Director since July 1, 2005
- Related[4]

Attendance:	4/4	Board



William A. Etherington, 64
Toronto, Ontario,
Canada

Shares: 10,000
DSUs[2]: 13,490
Options[3]: 15,500

Mr. Etherington is Chairman of the Canadian Imperial Bank of Commerce (a major Canadian chartered bank). Prior to 2001 Mr. Etherington was Senior Vice President & Group Executive, Sales & Distribution, IBM Corporation (a global information technologies company headquartered in Armonk, NY), and Chairman, President & CEO, IBM World Trade Corporation. Mr. Etherington is also a director of Celestica Inc. and Dofasco Inc.

MDS Board Details

- Director since August 1, 2001
- Member of: Audit Committee
  Corporate Governance & Nominating Committee
- Independent[1]

Attendance:	13/14	Board
	8/8	Audit
	3/3	Corporate Governance & Nominating



Robert W. Luba, 63
Toronto, Ontario,
Canada

Shares: 8,200
DSUs[2]: 19,405
Options[3]: 63,600

Mr. Luba is President of Luba Financial Inc. (an investment company in Toronto, ON). Prior to 1994 he was President and CEO of Royal Bank Investment Management Inc., President of Crown Life Insurance Company and Sr. Vice-President of John Labatt Limited. Mr. Luba is also a director of Vincor International Inc., AIM Trimark Investments, ATS Automation Tooling Systems, Menu Foods Income Fund and KPC Income Fund.

MDS Board Details

- Director since March 19, 1996
- Member of: Audit Committee (Chair)[6]
- Independent[1]

Attendance:	14/14	Board
	8/8	Audit



James S. A. MacDonald, 60
Toronto, Ontario,
Canada

Shares: 0[7]
DSUs[2]: 5,019
Options[3]: 0

Mr. MacDonald is and has been Chairman and a Managing Partner of Enterprise Capital Management Inc. (an investment management company) for the last five years. Mr. MacDonald is also Chairman of VFC Inc., a director of Capitol Energy Resources Ltd., Rogers Sugar Inc. (and a trustee of the Rogers Sugar Income Fund) and Superior Plus Inc.

MDS Board Details

- Director since July 5, 2005
- Member of: Audit Committee[6]
- Independent[1]

Attendance:	3/3	Board
	3/3	Audit



John T. Mayberry, 61
Burlington, Ontario, Canada

Shares: 3,000
DSUs[2]: 18,385
Options[3]: 0

Mr. Mayberry is a Corporate Director. From 2002 to 2003, Mr. Mayberry was Chair of the Board and CEO, Dofasco Inc. (an international steel manufacturer headquartered in Hamilton, ON), and from 1993 to 2002, he was President & CEO of Dofasco Inc. Mr. Mayberry is also a director of Scotiabank and Inco Inc.

MDS Board Details

- Director since January 1, 2004
- Non-Executive Chair of the Board since October 27, 2004
- Ex-officio Member of all Standing Committees
- Independent[1]

Attendance:	14/14	Board

Mr. Mayberry attended a majority of the meetings of the Standing Committees as an ex-officio member.



Richard H. McCoy, 63
Toronto, Ontario, Canada

Shares: 0
DSUs[2]: 3,021[8]
Options[3]: 0

Mr. McCoy is a Corporate Director. Mr. McCoy has been in the investment banking business for over 35 years. Prior to retiring in 2003, he was Vice-Chairman, Investment Banking at TD Securities Inc. (one of Canada's largest investment firms in Toronto, ON). Prior to joining TD Securities Inc. in May of 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy also serves as a director of ACE Aviation Holdings Inc., Rothmans Inc., Public Storage Canadian Properties, Uranium Participation Corporation, Aberdeen Asia-Pacific Income Investment Company Limited and Pizza Pizza Royalty Income Fund.

MDS Board Details

- Will become a director effective January 27, 2006
- Independent[1]



Mary A. Mogford, 61
Newcastle, Ontario, Canada

Shares: 3,150
DSUs[2]: 10,442
Options[3]: 36,200

Ms. Mogford is a Corporate Director and a former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario. Ms. Mogford is also a director of Falconbridge Limited, the Potash Corporation of Saskatchewan and Sears Canada, and a member of the Altamira Advisory Council. Ms. Mogford is a Fellow of the Institute of Corporate Directors (ICD) and in 2004 was accredited through the ICD/Rotman School of Business' Directors Education Program.

MDS Board Details

- Director since April 1, 1998
- Member of: Corporate Governance & Nominating Committee (Chair)
  Human Resources & Compensation Committee
  Environment, Health & Safety Committee
- Independent[1]

Attendance:	14/14	Board
	3/3	Corporate Governance & Nominating
	5/5[9]	Human Resources & Compensation
	4/4	Environment, Health & Safety



Kathleen M. O'Neill, 52
Toronto, Ontario, Canada

Shares: 0
DSUs[2]: 6,339
Options[3]: 0

Ms. O'Neill is a Corporate Director and was an Executive Vice-President with BMO Bank of Montreal (a major Canadian chartered bank) until January 2005. Prior to joining BMO Bank of Montreal in 1994, Ms. O'Neill was a partner at PricewaterhouseCoopers, in Corporate Taxation Practice. Ms. O'Neill is a Fellow of the Institute of Chartered Accountants of Ontario and in 2005 was accredited through the Institute of Corporate Directors/Rotman School of Business' Directors Education Program. She is a member of the Board of Directors of TSX Group Inc., Hydro One Inc. and the Canadian Chamber of Commerce where she chairs its Health Care Task Force. Ms. O'Neill is past Chair of the Board of St. Joseph's Health Centre in Toronto and is active on several other non-profit boards.

MDS Board Details

- Director since March 10, 2005
- Member of: Audit Committee
- Independent[1]

Attendance:	9/9	Board
	5/5	Audit



Nelson M. Sims, 58
Key Largo, Florida, USA

Shares: 5,000
DSUs[2]: 13,835
Options[3]: 15,500

Mr. Sims is a Corporate Director with over 35 years experience in the Pharmaceutical Industry. Mr. Sims served as an executive with Eli Lilly and Company (a global pharmaceutical company) for 28 years prior to his retirement in 2001. His assignments included President of Eli Lilly Canada from 1991 - 1999. Mr. Sims was President and CEO of Novavax, Inc. (a biopharmaceutical company headquartered in Malvern, PA) from 2003 to 2005. Mr. Sims has served as a corporate director and consultant for several biotech companies.

MDS Board Details

- Director since May 1, 2001
- Member of: Environment, Health & Safety Committee (Chair)
- Independent[1]

Attendance:	11/14[10]	Board
	4/4	Environment, Health & Safety Committee

1 Each of the directors, other than Stephen DeFalco, has been determined by the Board to be free of any relationship which could materially interfere with his or her ability to act in the best interests of the Company and to meet the criteria to be considered independent as described in the corporate governance guidelines of the Ontario Securities Commission National Policy 58-201 and NYSE corporate governance rules.
2 Independent directors have the option of receiving their compensation in the form of deferred share units (or DSUs) under the MDS Deferred Share Unit Plan for Non-Executive Directors.
3 Effective November 1, 2003, the Board of Directors discontinued all further grants of stock options to independent directors under the MDS Stock Option Plan. Outstanding options granted prior to November 1, 2003 remain in effect with no amendments.
4 Stephen DeFalco, the President and CEO of the Company, is the only non-independent director.
5 As an employee director, Mr. DeFalco does not participate in the MDS Deferred Share Unit Plan for Non-Executive Directors. However, Mr. DeFalco has a contingent entitlement to 50,000 PSUs (see table *Share Unit Awards Granted During Fiscal 2005* on page 24).
6 Robert Luba, Chair of the Audit Committee, is a Fellow of the Institute of Chartered Accountants (FCA). He currently serves on four other audit committees, and is an audit committee financial expert as defined in applicable securities regulations and as determined by the Board. Mr. MacDonald, currently a member of the Audit Committee, serves on three other audit committees. The Board has considered the number of audit committees on which both Messrs. Luba and MacDonald currently serve and is satisfied that they have the necessary time to fulfill their responsibilities on the Committee (see *The Committees* on page 31).
7 Enterprise Capital, its associates, affiliates and funds over which it has sole or shared discretionary management, beneficially own approximately 6,749,448 shares in MDS as at the date of the Circular. Mr. MacDonald has advised however that he does not have dispositive or voting control with respect to such shares.
8 Mr. McCoy holds 3,021 DSUs received in his capacity as Observer with respect to meeting fees, retainers and initial and annual grants.
9 Ms. Mogford joined the Human Resources & Compensation Committee after the Annual Meeting in March 2005.
10 Mr. Sims attended all regularly scheduled Board meetings. The Board meetings he was unable to attend were ad hoc phone meetings.

Directors' Share Ownership

The table below shows, as at October 31, 2005, the number of Common shares of the Company owned by each director, the number of deferred share units ("DSUs") held by each director under the Company's Deferred Share Unit Plan for Non-Executive Directors ("DSUP" – see specifics in section entitled *Director Deferred Share Unit Plan* on page 14 of this Circular), the change in holdings from October 31, 2004 to October 31, 2005, and how much each director is required to invest to meet the minimum share ownership requirements established by the Company (for the non-executive directors, see specifics in section entitled *Director Share Ownership Guidelines* on page 15 of this Circular and, for Mr. DeFalco, see the specifics that apply to him as President and Chief Executive Officer in the section entitled *Share Ownership* under *Report on Executive Compensation* on page 21 of this Circular). The total value of Common shares and DSUs is the amount each director has at risk in the Company as at October 31, 2005.

Director	Year[1]	Common Shares (#)	DSUs (#)	Common Shares And DSUs (#)	Total At-Risk Value Of Common Shares And DSUs ($)	Share Ownership Requirement ($)	Target Date For Share Ownership To Be Met (mm/dd/yy)
Paul S. Anderson	2005	-	8,889	8,889	170,846	125,000	already met
	2004	-	3,948	3,948	78,407		
	Change	nil	+ 4,941	+4,941	+92,439		
C. Thomas Caskey	2005	-	3,119	3,119	59,947	125,000	03/30/08
	2004	-	-	-	-		
	Change	nil	+ 3,119	+3,119	+59,947		
Stephen P. DeFalco[2]	2005	-	-	-	-	3,000,000	07/05/10
	2004	-	-	-	-		
	Change	nil	nil	nil	nil		
William A. Etherington	2005	10,000	13,490	23,490	451,477	125,000	already met
	2004	10,000	7,802	17,802	353,547		
	Change	nil	+5,688	+5,688	+97,930		
Robert W. Luba	2005	8,200	19,405	27,606	530,587	125,000	already met
	2004	8,200	11,439	19,639	390,030		
	Change	nil	+7,966	+7,966	+140,556		
James S. A. MacDonald	2005	-	5,019	5,019	96,465	125,000	07/05/08
	2004	-	-	-	-		
	Change	nil	+5,019	+5,019	+96,465		
John T. Mayberry[3]	2005	3,000	18,385	21,385	411,019	1,000,000	10/27/07
	2004	3,000	7,837	10,837	215,222		
	Change	nil	+10,548	+10,548	+195,796		
Mary A. Mogford	2005	3,150	10,442	13,592	261,238	125,000	already met
	2004	3,150	7,277	10,427	207,080		
	Change	nil	+3,165	+3,165	+54,158		
Kathleen M. O'Neill	2005	-	6,339	6,339	121,835	125,000	03/10/08
	2004	-	-	-	-		
	Change	nil	+6,339	+6,339	+121,835		
Nelson M. Sims	2005	5,000	13,835	18,835	362,008	125,000	already met
	2004	5,000	8,410	13,410	266,322		
	Change	nil	+5,425	+5,425	+95,686		

1 The Common share price for purposes of calculating units issued is calculated from the average closing price for the Common shares for the five-day period ended October 31, 2005 ($19.22). The Common share price for purposes of calculating units issued is calculated from the average closing price for the Common shares for the five-day period ended October 31, 2004 ($19.86).

2 Mr. DeFalco has a contingent entitlement to 50,000 PSUs (see table *Share Unit Awards Granted During Fiscal 2005* on page 24).

3 John Mayberry's remuneration was increased from $150,000 to $200,000 in July 2005. Mr. Mayberry has three years from that date to meet the 5.0 x share ownership guidelines related to such increase.

4 All independent directors have either met or are on track to meet the share ownership guidelines (4.0 x annual retainer) within the three-year period from their initial election to the Board, or in Mr. Mayberry's case from his appointment as Non-Executive Chair. Mr. DeFalco is also on track to meet the share ownership requirements (4.0 x salary) applicable to him as President and CEO within the five-year period from his appointment.

Appointment of Auditors

The management nominees named in the enclosed Proxy Form intend to vote FOR the reappointment of Ernst & Young LLP, as auditors of the Company, to hold office until the next Annual Meeting of Shareholders. Ernst & Young LLP has served as the Company's auditor for more than five years.

Auditor Evaluation

The Audit Committee reviews, with senior financial management and the auditors, on an annual basis, the performance of the auditors and auditor independence and rotation. In fiscal 2004, a new audit partner at Ernst & Young LLP was appointed as audit partner for the Company's account. In addition, an Ernst & Young LLP partner, independent of the Company's account, is responsible for reviewing all significant accounting and audit decisions.

During fiscal 2005, Ernst & Young LLP served as the auditor of MDS and was also the auditor of the subsidiaries of the Company that required a separate audit opinion be rendered on their entity financial statements for statutory or other reasons.

In 2003, the Audit Committee of the Board approved a policy that determined and limited the types of engagements on which the services of Ernst & Young LLP might be used. Such services are limited to the types of engagements, for which a summary of fees for the last two years is provided below. The intention to engage Ernst & Young LLP and the fees to be charged are subject to pre-approval by the Audit Committee.

The fees for all services performed by the auditors for the years ended October 31, 2005 and October 31, 2004 are set out below.

	2005	2004
Audit services	$ 1,984,000	$ 1,819,000
Audit-related services	392,000	429,000
Tax services	310,000	704,000
Total	**$ 2,686,000**	**$ 2,952,000**

Audit Services – an audit engagement is one in which Ernst & Young LLP, or a foreign affiliate, has been hired to render an audit opinion on a set of financial statements or related financial information. These engagements include the opinion issued on the consolidated financial statements of MDS, the opinions issued on subsidiaries of MDS as required by statute in certain jurisdictions, and opinions issued on the financial statements of subsidiaries or entities over which MDS exercises management discretion. The latter category includes audit opinions issued on Pension Plans established for the benefit of MDS employees.

Audit-Related Services – an audit-related engagement is one in which some sort of assurance is provided that is not an audit opinion or one which supports the ability of Ernst & Young LLP to render an audit opinion in an indirect manner. Such engagements include reviews of the interim financial statements, the reports of which are provided to the Audit Committee, accounting assistance and advice, systems and internal controls reviews associated with our Common Business Systems implementation, planning work associated with our Sarbanes-Oxley compliance program, and translation services related solely to our filed financial reports. From time to time, Ernst & Young LLP may also be engaged to provide audit-related services in connection with acquisitions, including audits of transaction date balance sheets and similar services.

Tax Services – a tax engagement is one in which Ernst & Young LLP has been engaged to provide tax services, including assistance with tax compliance and tax advice and planning. Tax compliance assistance is generally provided to the foreign subsidiaries of MDS and to certain entities that are controlled by MDS but in which there are other minority interests. Tax compliance services include assistance with the preparation and filing of tax returns, assistance in dealing with tax audits, and in prior years, personal tax assistance provided to participants in the Company's expatriate tax program. Tax advice and planning services are provided to the Company and many of its subsidiaries and relate to both income taxes and sales and use taxes.

Pre-Approval Policy for External Auditor Services – the Audit Committee has adopted processes for the pre-approval of engagements for services of its external auditors.

The Audit committee's policy requires pre-approval of all audit and non-audit services provided by the external auditor. The policy identifies three categories of external auditor services and the pre-approval procedures applicable to each category, as follows:

(1) Audit and audit-related services – these are identified in the annual audit service plan presented by the external auditor and require annual approval. Changes to these fees are

reported to the Audit Committee at least quarterly.

(2) Pre-approved list of non-audit services – non-audit services which are reasonably likely to occur have been identified and receive general pre-approval of the Audit Committee, and as such, do not require specific pre-approvals. The term of any general pre-approval is 12 months from approval unless otherwise specified. The Audit Committee annually reviews and pre-approves the services on this list.

(3) Other proposed services – all proposed services not categorized above are brought forward on a case-by-case basis and specifically pre-approved by the Audit Committee.

All fees paid to the independent auditors for 2005 were approved in accordance with the pre-approval policy.

Shareholder Proposals

There are no shareholder proposals to be considered at the Meeting. Shareholder proposals to be considered for inclusion in next year's Management Proxy Circular for the Company's 2007 Annual Meeting of Shareholders must be submitted no later than October 2, 2006.

Amended and Restated Shareholder Rights Plan

Introduction

The Company originally implemented a shareholder protection rights agreement on March 3, 2000. This was amended and restated by an amended and restated shareholder protection rights agreement dated March 6, 2003 (the "**2003 Rights Plan**"). The Board has now approved an amended and restated shareholder rights plan agreement to amend and restate the 2003 Rights Plan (the "**2006 Rights Plan**") so as to continue the outstanding rights granted under the predecessor shareholder protection rights plans on the terms and conditions of the 2006 Rights Plan and to reconfirm the continued issuance of the rights. A summary of the terms and conditions of the 2006 Rights Plan is contained in Schedule B.

Shareholders will be asked at the Meeting to vote on a resolution, the text of which is set out in Schedule A (the "**Rights Plan Resolution**"), to ratify, confirm and approve the adoption of the 2006 Rights Plan. **To continue a shareholder rights plan for the Company beyond the termination of the Meeting, the Rights Plan Resolution must be passed by a majority of the votes cast by Independent Shareholders (as defined in the 2006 Rights Plan) who vote in respect thereof. At the date of this Circular, the Company believes that all shareholders are Independent Shareholders.**

The Company has reviewed the 2006 Rights Plan for conformity with current practices of Canadian companies with respect to shareholder protection rights plans and has determined that since March 2003, when the 2003 Rights Plan was approved by shareholders, there have been a small number of minor changes in those practices. These changes have been made to the 2006 Rights Plan. **The Company believes that the 2006 Rights Plan preserves the fair treatment of shareholders, is consistent with current best Canadian corporate practice and addresses institutional investor guidelines.**

The 2006 Rights Plan was not adopted in response to or in anticipation of any pending or threatened take-over bid. It is not intended to and will not prevent a take-over of the Company.

The 2006 Rights Plan does not reduce the duty of the Board to act honestly, in good faith and in the best interests of the Company and its shareholders, and to consider on that basis any offer made, nor does the 2006 Rights Plan alter the proxy mechanisms to change the Board, create dilution on the initial issue of the rights or change the way in which Common shares trade.

Objectives of the 2006 Rights Plan

The purpose of the 2006 Rights Plan is to encourage an offeror either to make a Permitted Bid (as defined below), without approval of the Board, having terms and conditions designed to meet the objectives of the 2006 Rights Plan, or to negotiate the terms of the offer with the Board. Failure to do either creates the potential for substantial dilution of the offeror's position.

The purpose of the 2006 Rights Plan is to address the following concerns that are widely held to be inherent in the provisions of current legislation governing take-over bids in Canada:

Time

Although the minimum period for a take-over bid has been increased from 21 days to 35 days, the Board is of the view that 35 days still constitutes an insufficient amount of time to permit the Board and the shareholders to assess an offer and for the Board to negotiate with the offeror, solicit competing offers and otherwise try to maximize shareholder value. The 2006 Rights Plan provides that a Permitted Bid must be open for at least 60 days and must remain open for a further period of 10 business days after the offeror publicly announces that more than 50% of the outstanding Voting Shares (as defined in the 2006 Rights Plan) held by Independent Shareholders have been deposited or tendered and not withdrawn.

Pressure to Tender

A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate because, in failing to tender, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial bid where the offeror wishes to obtain a control position but does not wish to acquire all of the Common shares. The 2006 Rights Plan contains a shareholder approval mechanism in the Permitted Bid definition, which is that no Voting Shares may be taken up and paid for under the bid unless more than 50% of the outstanding Voting Shares held by Independent Shareholders have been deposited or tendered and not withdrawn. By requiring a Permitted Bid to remain open for acceptance for a further period of 10 business days following public announcement that more than 50% of the outstanding Voting Shares have been deposited, a shareholder's decision to accept a bid is separated from the decision to tender, lessening concern about undue pressure to tender to the bid.

Unequal Treatment of Shareholders

Under current securities legislation, an offeror may obtain control or effective control of the Company without paying full value, without obtaining shareholder approval and without treating all of the shareholders equally. For example, an offeror could acquire blocks of shares by private agreement from one or a small group of shareholders at a premium to market price which premium is not shared with the other shareholders. In addition, a person could slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without paying a control premium or fair sharing of any control premium among all shareholders. Under the 2006 Rights Plan, if a take-over bid is to qualify as a Permitted Bid, all offers to acquire 20% or more of the Company's outstanding Voting Shares must be made to all shareholders.

Effect of the Rights Plan

It is not the intention of the Board to entrench themselves or avoid a bid for control that is fair and in the best interests of shareholders. For example, shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the 2006 Rights Plan, regardless of the acceptability of the bid to the Board. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board must act honestly and in good faith with a view to the best interests of the Company and its shareholders.

Generally, the board of directors of a company confronted with an unsolicited take-over bid will not be allowed to maintain a shareholder rights plan indefinitely to keep a bid from the shareholders; however, Canadian securities regulators have indicated that so long as the board is actively and realistically seeking value-maximizing alternatives, shareholder rights plans serve a legitimate purpose.

In the event of an unsolicited take-over bid, the Board believes that the dominant effect of the 2006 Rights Plan will be to enhance shareholder value, ensure equal treatment of all shareholders in the context of an acquisition of control, and lessen the pressure upon a shareholder to tender to a bid. The 2006 Rights Plan was not adopted or approved in response to or in anticipation of any pending or threatened take-over bid and the Board is not aware of any third party considering or preparing any proposal to acquire control of the Company.

Confirmation by Shareholders

If the Rights Plan Resolution is approved at the Meeting, the Company and CIBC Mellon Trust Company (the "**Rights Agent**") will enter into the Amended and Restated Shareholder Rights Plan Agreement to take effect at the end of the Meeting. If the Rights Plan Resolution is not approved at the Meeting, the rights and the 2003 Rights Plan will terminate, the 2006 Rights Plan will never become effective and the Company will no longer have any form of shareholder rights plan.

The Board reserves the right to alter any terms of or not to proceed with the 2006 Rights Plan at any time prior to the Meeting in the event that the Board determines, in light of subsequent developments, that to do so is in the best interests of the Company and its shareholders.

The complete text of the 2006 Rights Plan is available upon request. Shareholders wishing to receive a copy of the 2006 Rights Plan or the 2003 Rights Plan should submit their request by telephone, 416-213-4082, by facsimile, 416-675-4095, by e-mail, investorrelations@mdsintl.com, or by mail to MDS Inc., 100 International Blvd., Toronto, ON M9W 6J6, Attention: Corporate Secretary.

Recommendation of the Board

The Board has concluded that the reasons for the adoption of the 2003 Rights Plan continue to exist and the continuation of the 2006 Rights Plan is in the best interests of the Company and our shareholders. Accordingly, the Board unanimously recommends that the shareholders ratify, confirm and approve the 2006 Rights Plan by voting FOR the Rights Plan Resolution at the Meeting. **Unless instructed otherwise, the persons named in our form of proxy will vote FOR the Rights Plan Resolution.**

Section 3: Disclosure of Compensation and Other Information

Directors' Remuneration

Ten directors are independent and are remunerated by the Company solely in their capacity as directors. Stephen DeFalco, the President & CEO of the Company, receives no remuneration as a director.

Compensation for the independent directors is a combination of annual retainers, meeting fees and equity-based deferred share units ("DSUs") as described below. In lieu of stock options, upon appointment or election, a director receives $100,000 in DSUs which vest over three years and an annual grant of DSUs as noted below. The compensation program for directors is reviewed and agreed to on an annual basis by the Corporate Governance & Nominating Committee, with the assistance of outside consultants. Overall compensation is established based upon a comparator peer group of companies on the TSX 100 with annual revenues of $1 billion to $4 billion and is currently established at the 50th percentile to the market.

The following table sets out the current annual retainers, DSU grant and meeting fees payable to independent directors:

Annual Retainer **CHAIRMAN**[1]	$200,000
Annual Retainer **DIRECTOR**	$25,000
Annual Retainer **COMMITTEE CHAIR**	
Audit	$15,000
Human Resources & Compensation	$7,000
Corporate Governance & Nominating	$5,000
Environment, Health & Safety	$5,000
Annual Retainer **COMMITTEE MEMBER**	
Audit	$5,000
Human Resources & Compensation	$3,000
Corporate Governance & Nominating	$3,000
Environment, Health & Safety	$3,000
Annual Grant Value of Deferred Share Units	$20,000
Each Board or Committee Meeting attended (in person or if held by telephone)	$1,500[2]

1 The Chair of the Board receives no additional retainers or meeting fees in his capacity as a director.

2 Directors who reside outside of Ontario or Quebec who are required to travel to Board meetings held in Ontario or Quebec are paid $3,000 per meeting.

In fiscal 2005 the annual retainer for the Non-Executive Chair increased from $150,000 to $200,000 and the fees for meetings held by telephone increased from $750 to $1,500. A number of special purpose committees ("Special Committees") were established to consider special initiatives. Any retainer or meeting fee for such Special Committees was determined at the time of creation of the Special Committee (see the following table for any Special Committee retainers or meeting fees paid in fiscal 2005).

Total remuneration paid to independent directors during the fiscal year ended October 31, 2005 is set out in the following table:

Name	Non-Executive Chairman Retainer ($)	Board Retainer ($)[2]	Standing Committee Chair Retainer ($)	Standing Committee Member Retainer ($)	Special Committee Retainer ($)[3]	Board Attendance Fee ($)	Standing Committee Attendance Fee ($)	Total Fees Paid ($)	Portion Of Fees Taken In Cash Or In DSUs
Paul S. Anderson		25,000		3,000		33,000	6,000	67,000	100% DSUs
C. Thomas Caskey		12,500				16,500		29,000	100% Cash
Clarence J. Chandran[1]		25,000		3,000		21,000	9,000	58,000	100% DSUs
William A. Etherington		25,000		8,000	25,000	22,500	13,500	94,000	100% DSUs
John R. Evans[1]		25,000	7,000	3,000		22,500	15,000	72,500	100% DSUs
Robert W. Luba		25,000	15,000		50,000	22,500	9,000	121,500	100% DSUs
John T. Mayberry	166,667							166,667	100% DSUs
James S. A. MacDonald		6,250		1,250	25,000	4,500	3,000	40,000	100% DSUs
Mary A. Mogford		25,000	5,000	4,500		22,500	18,000	75,000	Retainers in DSUs; Meeting Fees in Cash
Kathleen M. O'Neill		12,500		2,500	25,000	15,000	4,500	59,500	100% DSUs
Nelson M. Sims		25,000	5,000	2,500		31,500	10,500	74,500	100% DSUs

1 As set out earlier in this Circular, neither Dr. Evans nor Mr. Chandran will stand for re-election as directors.

2 Board and committee retainers are paid quarterly. Dr. Caskey and Ms. O'Neill had served as directors for two quarters and Mr. MacDonald one quarter as at October 31, 2005.

3 A Special Committee of the Board was established during the year to consider several significant initiatives. The Committee was composed of the members of the Audit Committee together with the Chair. The Committee was discontinued subsequent to the fiscal year-end.

Director Deferred Share Unit Plan

Directors have the option of electing to receive 100% of their total compensation, or 100% of their annual retainer (the "Elected Deferral"), in the form of DSUs under the MDS Deferred Share Unit Plan for Non-Executive Directors. Nine of the eleven independent directors have elected to receive all of their compensation in the form of DSUs.

Under the terms of the plan, on the last day of each fiscal quarter, a number of DSUs equal to the number of shares that could be purchased on the open market for a dollar amount equal to the Elected Deferral is credited to the account maintained by the Company for each independent director who has elected to participate in the plan.

In fiscal 2004, the issuance of stock options was discontinued and directors are now eligible, upon appointment and annually thereafter, to receive a grant of DSUs. In the fiscal year ended October 31, 2005, each director received DSUs valued at $20,000 as part of their overall compensation. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on MDS Common shares. DSUs are paid out when a director ceases to be a member of the Board. At such time, the director will receive, at his/her discretion, net of any applicable withholdings, either (i) a lump sum cash payment, or (ii) a number of shares purchased on the open market equal to their credit balance under the plan.

All Board fees are paid to all directors in Canadian dollars. Directors are reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings.

Director Share Ownership Guidelines

The Board of Directors believes that share ownership by directors is an important component in demonstrating both commitment to the Company and alignment with the interests of all shareholders. The MDS Board established in 2003 a guideline providing for each independent director to own shares in MDS (which include DSUs) with a value of 5.0 x times his/her annual retainer. Directors are given three years from the date of establishment of the guidelines or, if first elected after such date, three years from the date they are first elected to the Board to accumulate such ownership position.

Directors' and Officers' Liability Insurance

The bylaws of the Company provide for indemnification of the directors and officers, subject to certain limitations set out in the Canada Business Corporations Act, including that the directors and officers acted honestly, in good faith and with a view to the best interests of the Company. The Company has also entered into individual indemnity agreements with each of the directors.

MDS provides insurance for the directors and officers of the Company, its affiliates and subsidiaries against liability incurred by them in their capacity as directors or officers of the Company, its affiliates and subsidiaries.

The insurance policy provides coverage to a total limit of US$120,000,000 for the protection of the personal liability of the directors and officers and includes insurance to reimburse the Company for its indemnity of its directors and officers up to a limit of US$100,000,000 per loss. Each loss or claim for which the Company seeks reimbursement is subject to a US$1,000,000 deductible payable by the Company. The total annual premium for the directors' and officers' liability policy is US$1,500,000 which is paid in full by the Company.

Report on Executive Compensation

Overview

The Board of Directors has delegated to the Human Resources & Compensation Committee ("HRCC") responsibility for the oversight, review and approval of senior management's compensation philosophy and practices. As part of this mandate, the HRCC reviews Company and senior management performance, and makes recommendations to the Board of Directors on compensation for the CEO and his direct reports, including those whose compensation is set forth under the *Summary Compensation* table. In this Circular, such officers are referred to as the "Named Executive Officers". The HRCC also reviews and approves short-term, mid-term and long-term incentive designs and incentive awards for the senior management of the Company.

The HRCC consists of three independent directors. The HRCC reviews and makes recommendations to the Board on the CEO's compensation and reviews and approves the compensation for the CEO's direct reports. The Board as a whole reviews the recommendations of the HRCC and gives final approval on the compensation for the CEO.

In its review process, the HRCC relies on input from management on the assessment of executives and Company performance relative to plan. On a semi-annual basis the Company undertakes an extensive review and assessment of its senior talent pool and reports its findings to the HRCC. The assessment and review focuses on performance measurements for business units and senior management. Annually, the HRCC, with management input, presents the Board of Directors with an enterprise-wide succession plan, including detailed assessment of the senior management talent pool. During the compensation review process, the CEO presents the HRCC with the talent assessment results and compensation recommendations based on those results as well as market data.

The HRCC relies on external market studies prepared by independent compensation consultants to review and approve management's compensation recommendations. These studies provide market comparisons for appropriate peer groups representing a cross-section of Canadian- and US-based organizations of comparable size and complexity to MDS, including organizations that compete in the health and life sciences industries. During the most recent fiscal year, the HRCC authorized the engagement of Towers Perrin to work directly with management to provide specific support in determining compensation for senior management. This support included the provision of general market observations with respect to market practices and trends, including incentive plan design. Towers Perrin also provided management with input on selected incentive plan recommendations that management presented to the HRCC regarding the 2006 incentive plan design.

New Compensation Philosophy and Framework

In September 2005, the Company launched a new strategy for MDS that is focused on the higher growth global life sciences market. Implementation of the new strategy will result in a focus on three core life science businesses and higher organic growth, with most of the Company's revenues coming from outside of Canada.

To align the Company's executive compensation program with the Company's new strategy, the HRCC approved a number of changes to MDS's executive compensation program, as more fully detailed below. The key principles driving the changes are:

- greater weighting on pay for performance;
- reward shareholders first, management second;
- focus on sustained share price appreciation; and
- provide competitive compensation that retains, motivates and develops key managers, and supports the attraction of senior leadership talent from the global life sciences market.

Executive Compensation Pay and Performance Philosophy

The objective of the Company's compensation program is to attract and retain the senior leadership required to build superior, long-term shareholder value. The pay philosophy of the Company incorporates a strong "pay for performance" approach and provides competitive cash compensation and benefits with upside potential that is linked directly to shareholder value creation. In general, the Company's "target positioning" provides competitive pay (50th percentile to the market) for achieving target or expected performance, with above average pay (up to the 75th percentile to the market) when the Company has achieved exceptional performance when measured against its business plan. The HRCC also conducts comprehensive market reviews of the compensation philosophy and practices on a periodic basis to establish pay practices that are both competitive and reasonable and meet the program's objectives.

The total compensation program for senior management incorporates a pay for performance approach that is composed of the following components: "fixed compensation" that includes base salary, benefits and retirement and "performance-related compensation" that includes a short-term annual incentive plan, a mid-term incentive plan, and a long-term incentive plan.

Peer Group Companies

In prior fiscal years, the market data used to assess the competitiveness of base salary for our senior management group was based on local markets, where the executive was located. Performance-related compensation for senior management was assessed relative to the Canadian market, using market data from companies within the TSX 100, with revenues between $1 billion and $3 billion.

As a result of the new strategy announced in September 2005, the Company's market competitors will be increasingly from the global life sciences industry. In order to retain our top executives and attract new senior leadership to implement the strategy, the Company's talent pool and market competitive framework will migrate over time to reflect the global life sciences market for our most senior executives (i.e., the Chief Executive Officer and the Chief Executive Officer's direct reports).

Over the next three fiscal years, commencing with fiscal 2006, our intention is to transition from a Canadian peer group to a Global Life Sciences peer group for certain global roles within the top two executive pay levels (i.e., the Chief Executive Officer and the Chief Executive Officer's direct reports). The Global Life Sciences peer group consists primarily of U.S. listed global life sciences companies that compete with MDS, with revenues ranging from US$200 million to US$5 billion, and median revenues of US$1 billion.

For our other executives, we will continue to assess the market competitiveness of their base salary to the local market in which the executive resides. Performance-related compensation will continue to be assessed relative to a Canadian peer group of similar size and complexity. The Canadian peer group will be broadened to include Canadian autonomous companies in general industry with revenues between $1 billion and $4 billion.

Executive Compensation Framework

The HRCC approved a new executive compensation framework for senior management at MDS. The framework is aligned to MDS's business strategy and is being implemented for fiscal 2006. The compensation framework explicitly defines base salary ranges and performance-related pay opportunities for each level of executive. The compensation framework reflects the compensation philosophy and market positioning described previously. That is, competitive pay (50th percentile to the market) for achieving target or expected performance, with above average pay (up to the 75th percentile to the market) when the Company has achieved exceptional performance when measured against its business plan.

Executives are assigned to one of four distinct work levels, based on the position's level of accountability and work complexity, as well as external comparisons to comparable positions in the Company's peer groups. The following is a summary of the more specific changes and approaches to the executive compensation program as a result of implementing the new executive compensation framework:

- annually, executives will be granted Equity in the form of mid-term (MTIP) and long-term (LTIP) incentives;
- the weighting between MTIP and LTIP will vary by work level with greater weighting on LTIP at the most senior levels;
- each year, the Chief Executive Officer will recommend for HRCC approval, the amount of Equity (both MTIP and LTIP) to be granted to each of his direct reports, as well as the Equity pool to be granted to each business unit and/or corporate group;
- the value and amount of Equity grants for individual executives will be based on Company performance and the talent management process;
- each business unit and corporate group will be provided with the target equity mix (consisting of MTIP and LTIP) and a pool of equity based on that mix. Each business unit and corporate group head will have discretion on how much to allocate to each executive, subject to final approval by the Chief Executive Officer; and
- for the fiscal 2006 stock option grant, the stock option term will be reduced from ten years to seven years, and vesting of stock options will be changed from 20% per year to 33-1/3% per year.

Base Salary, Benefit and Retirement Programs

Each year, the HRCC reviews the individual salaries of the Named Executive Officers as well as other senior management. Adjustments are made where necessary to reflect market competitiveness (with reference to the median of the peer groups), individual performance, responsibility and experience. Benefit and retirement programs are designed to be market competitive.

Short-Term Incentive Plan

The short-term incentive plan is an annual bonus plan under which a cash bonus is paid to senior management following the end of the Company's fiscal year, based on the degree of achievement of established corporate goals, objectives and individual performance. The HRCC and the Board of Directors review Company and individual performance, and have final approval on the amount of bonus to be paid to each executive each year.

Corporate goals consist of both financial and non-financial metrics and may be based on both enterprise-wide and/or business unit performance, as applicable. For fiscal 2005, the financial component for business unit executives was based on the achievement of adjusted cash flow, operating income and return on capital targets established for each business unit. The financial component for the corporate group was based on the achievement of operating cash flow, earnings per share and return on equity targets established at the enterprise wide level. All executives were also subject to a non-financial component that was based on the development and successful implementation of strategies to position the Company to achieve its long-term goals.

For Named Executive Officers other than the CEO, the target bonus opportunity is 37.5% of base salary, and the maximum opportunity is 75% of base salary. Based on the assessment of performance over the fiscal 2005 year, including the achievement of certain financial and non-financial goals, a 50% average bonus was earned and approved for Named Executive Officers other than the CEO and the President, MDS Pharma Services, as compared with 26% in fiscal 2004. For the President, MDS Pharma Services, a 10% bonus was earned and approved for fiscal 2005.

Commencing with the fiscal 2006 year, the target bonus opportunity for Named Executive Officers other than the CEO, will be increased to between 40% and 45% of base salary and the maximum opportunity will be between 80% and 90% of base salary. The increased bonus opportunity reflects the median of the Canadian peer group.

Mid-Term Incentive Plan

Historically, the Company has implemented mid-term incentive plans for its senior management group. The intent of each MTIP has been to focus executives on specific goals and objectives over a two- to three-year time frame, to support and align with the Company's longer term strategy. The following summarizes the terms and conditions of each MTIP that is currently in place at MDS.

Mid-Term Incentive Plan (1999–2003)

For fiscal years 2000 through 2003, the Company's mid-term incentive plan was designed to reward its most senior executives for creating shareholder value that met or exceeded the returns of an appropriate index on the Toronto Stock Exchange (the S&P/TSX 60 Index) over a three-year performance period. Participating executives were awarded units (based on a percentage of base salary) on January 1st each year that vested based on the performance of MDS Common shares relative to the increase in such index over the three-year performance period. Units that did not vest were forfeited and no value was paid to the participant. One grant remains and the performance cycle and vesting period ends on December 31, 2005. These units will not vest and will be forfeited. No further units were granted under this plan following the 2003 fiscal year-end and the plan will terminate on December 31, 2005.

Mid-Term Incentive Plan (2004–2005)

The 2004–2005 MTIP was designed to support MDS's high performance strategies and company-wide change initiatives. Under the 2004–2005 MTIP, a portion of the 2004 and 2005 annual stock option grants to be awarded to all senior management were replaced with Performance Share Units ("PSUs") linked to specific operating margin improvement targets and achievement of defined change outcomes across the Company over a two-year performance cycle ending October 31, 2005. The number of units granted at target was "front loaded" in 2004 so that the total grant made in 2004 was intended to cover grants that would otherwise be made for both fiscal 2004 and 2005. Accordingly, no further grants were made under the plan for fiscal 2005, except in the case of a promotion or new hire.

Under the terms of the Plan, the units vest and pay out from 0% to 200% of the target grant, based solely on MDS's achievement of financial and non-financial performance levels over the 2004 and 2005 fiscal years. Units are paid out in cash, based on the number of vested units multiplied by the five-day average closing share price of MDS Common shares on the payment date.

At the time of grant, selected participants were offered the choice of electing to defer receipt of all or any part of the cash payment described in the preceding paragraph by choosing to receive all or any part of the vested portion of the PSUs in the form of DSUs. To the extent that a participant elected to receive DSUs, the vested units were credited to the participant's account as a bookkeeping entry and will continue to receive dividend equivalents in the form of additional DSUs, at the time dividends are paid on the underlying Common shares. The DSUs will only become payable when the participant leaves the employment of the Company.

Based on MDS's performance over the 2004-2005 performance cycle ending October 31, 2005, one-third of the target number of units were paid out, based on the five-day average closing share price of MDS Common shares on December 7, 2005. Where applicable, half of the vested units were paid out in DSUs on December 7, 2005.

Mid-Term Incentive Plan (2006)

The MTIP grant for fiscal 2006 will consist of Performance Share Units (PSUs). Other than the CEO and his direct reports, these units were granted in December 2005. The PSUs will vest in two equal tranches, based on achieving share price hurdles of $22 and $26. The term of the PSUs is three years and payout will occur at the later of 24 months from date of grant and achievement of each share price hurdle. Payout will be in the form of cash, equal to the number of vested units multiplied by the five-day average closing share price on the relevant payment date.

The number of PSUs granted was based on Company and individual performance. The HRCC approved the total pool of PSUs from which each business unit and the corporate group were provided with their pool of PSUs. Each business unit and corporate group has discretion on how much to allocate to each senior manager based on individual performance and potential, subject to final approval by the Chief Executive Officer.

For the CEO and his direct reports, the MTIP grant was enhanced and the grant was made on August 29, 2005 to align them to our new business strategy. For such executives, 50% of the vested units will be paid in the form of deferred share units (DSUs), with the balance paid in cash, equal to the number of vested units multiplied by the five-day average closing share price at the time of distribution ("cashable units").

To encourage a voluntary deferral of the cashable units, these executives were given the option of receiving their cashable units in the form of DSUs. To the extent an individual elected to defer his/her cashable units into DSUs, the Company matched 50% of the cashable units deferred. All of the executives elected this deferral. These matching DSUs will be awarded once the PSUs vest. The matching DSUs will vest in two instalments; the first 50% will vest 12 months following the date the matching DSUs have been granted, with the balance vesting 24 months following the date the matching DSUs have been granted.

For retention purposes, a small group of executives were provided with restricted share units ("RSUs") during fiscal 2005 in recognition of the CEO succession process that occurred later in 2005. Executives who were granted RSUs and who are participating in the MTIP grant for key senior leaders were given the opportunity to voluntarily roll forward the unvested portion of their RSU grants into the MTIP. In such instances, the Company provided two PSUs for each RSU rolled over into the plan. RSU converted units were not eligible for conversion into DSUs and accordingly will not receive the DSU match.

Long-Term Incentive Plans

The MDS long-term incentive plan, which is intended to reinforce management's commitment to long-term improvement in both profitability and shareholder value, consists of an annual award of stock options. Eligible participants include senior management. The value and number of stock options granted to individual executives will be based on Company performance and the talent management process. Each business unit and corporate group will have discretion, based on individual performance and potential, to determine the number of stock options to grant to each senior manager, subject to final approval by the Chief Executive Officer.

The stock option grant to be made for fiscal 2006 will vest over three years and will expire after seven years.

The following table summarizes the current Stock Option Plan with respect to options granted and options remaining in reserve for future grant as of October 31, 2005.

Plan Category	Common Shares To Be Issued Upon Exercise Of Outstanding Options (#)	Weighted Average Exercise Price Of Outstanding Options ($)	Common Shares Remaining Available For Future Issuance Under The MDS Inc. Stock Option Plan (#)
Equity compensation plans approved by security holders	7,671,970	17.76	2,221,104
Equity compensation plans not approved by security holders	—	—	—
Total	7,671,970	17.76	2,221,104

In addition to the Stock Option Plan, the Company sponsors an Employee Share Ownership Plan under which all employees can purchase MDS Common shares at a price equal to 90% of the average market price of the shares traded on the Toronto Stock Exchange over the five trading days immediately preceding the date of purchase. Shares are purchased monthly at the beginning of each month. Employees can contribute up to the lesser of 10% of their salary, or $10,000, by payroll deduction. There were 200,294 shares remaining available for issuance under the share ownership plan as at October 31, 2005.

One of the Named Executive Officers, John Morrison, also participates in a long-term incentive plan sponsored by a subsidiary. Under the terms of that plan, participants were granted stock options in a subsidiary company that vest at a rate of 25% per annum and expire on the 10th anniversary of the date of grant. The amount paid on option exercise is based on increases in the value of the underlying shares from date of grant to date of exercise. At the time of each grant, Mr. Morrison was not participating in any other long-term incentive plan sponsored by the Company.

Chief Executive Officer Compensation

The HRCC assesses the overall performance of the CEO on the basis of his contribution to:

- the financial performance of MDS compared to specific objectives and targets established at the beginning of each fiscal year;
- the strategic goals and objectives required to foster, achieve and sustain long-term profitable growth and increased shareholder value;
- the leadership of the Company;
- the management of succession plans to provide continuity of leadership positions, including that of the CEO; and
- the quality of MDS's relationships with all stakeholders, including shareholders, customers, employees, governments and communities.

The HRCC's objective is to provide competitive compensation for the CEO based on overall performance.

Mr. DeFalco was hired on June 6, 2005 as Chief Operating Officer of the Company and transitioned into the role of Chief Executive Officer on July 1, 2005. In setting his compensation as Chief Operating Officer and then Chief Executive Officer, the HRCC, working with management, completed a detailed market review of comparable Canadian peer companies similar in size and complexity to MDS. Based on that market review, an overall compensation program was approved for fiscal years 2005, 2006 and 2007. The base salary developed for Mr. DeFalco for fiscal 2005 is based on the median of the Canadian peer group.

Mr. DeFalco's short-term incentive plan for fiscal 2005 provided a target award of 50% of annual base salary and a maximum award of 100% of annual base salary, based on the achievement of corporate and individual goals as approved by the HRCC and pro-rated to reflect his period of employment during fiscal 2005. Corporate goals included a financial component consisting of operating cash flow, earnings per share and return on equity targets; non-financial goals included developing and launching a new strategy for MDS focused on returning MDS to increased profitability and improving longer term shareholder value. Based on the performance achieved for fiscal 2005, Mr. DeFalco was awarded a bonus of 77% of his earned salary for fiscal 2005, reflecting both the performance of the Company in 2005, as well as his individual contribution.

Mr. DeFalco was also granted sign-on options to purchase Common shares at the then current market price. These options were granted on the date he signed his employment agreement April 22, 2005, and vest in equal instalments over three years and expire seven years from date of grant. The following table sets out Mr. DeFalco's aggregate 2005 compensation.

S. P. DeFalco, President and Chief Executive Officer	**2005 $**	**2004 $**	**2003 $**
CASH			
Base Salary[1]	291,667	-	-
Annual Bonus[2]	225,000	-	-
Sign-on Bonus	200,000	-	-
Total Cash	**716,667**	-	-
EQUITY			
Performance Share Units (PSUs)[3]	520,000	-	-
Stock Options[4]	2,347,800	-	-
Total Equity	**2,867,800**	-	-
Total Direct Compensation	**3,584,467**	-	-
Retirement Benefit[5]	69,375	-	-
TOTAL	**3,653,842**	-	-

1 The amount shown represents actual salary paid from June 6, 2005 to October 31, 2005 based on Mr. DeFalco's annual salary of $500,000 as COO from June 6th to June 30, 2005 and annual salary of $750,000 as CEO from July 1st to October 31, 2005.

2 The amount shown represents the annual bonus earned for fiscal 2005, pro-rated based on Mr. DeFalco's start date of June 6, 2005.

3 The amount shown represents the expected value of 50,000 PSUs using a $20 share price and an expected value of 52%. The PSUs will vest in two equal tranches, based on achieving two Company share price hurdles ($22 and $26). The term of the PSUs is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle. For more details please refer to *Mid-Term Incentive Plans*.

4 The amount shown represents the Black-Scholes Value of 400,000 sign-on options with an exercise price of $16.77 and a Black-Scholes Value of 35%. The options vest and become eligible for exercise at a rate of 33-1/3% per year commencing on the first anniversary of the date of the grant and the term is seven years from the date of grant.

5 The amount shown represents the actual retirement benefit contribution from June 6, 2005 to October 31, 2005. Mr. DeFalco's retirement benefit contribution is equal to 15% of total cash compensation (defined as salary plus target bonus for 2005).

John Rogers' Retirement

Mr. Rogers stepped down as the Chief Executive Officer of the Company on June 30, 2005. To assist in Mr. DeFalco's transition to Chief Executive Officer, Mr. Rogers accepted the position of Vice Chair of the Board for the period July 1, 2005 to October 31, 2005. Mr. Rogers retired from the Board and as Vice Chair on October 31, 2005.

On June 30, 2005, Mr. Rogers was provided with the following compensation, as more fully detailed in the *Summary Compensation* table that follows:

(1) In accordance with the terms of his pension arrangement, Mr. Rogers was provided with assets, as at June 30, 2005, that would provide him with a retirement benefit similar in value to an annual non-indexed pension of $494,424. In accordance with the terms of his pension arrangement, the pension was calculated based on two percent of Mr. Rogers' best three years' salary plus bonus of $763,000 multiplied by his 32.43 years of service with MDS. On the foregoing basis, the value of this pension was determined to be $9.3 million, and has been provided from a combination of registered and non-registered savings vehicles previously established for Mr. Rogers.

(2) In accordance with the terms of his employment contract, Mr. Rogers was paid a lump sum retirement amount equal to three times cash compensation, reduced by three years of deemed pension payable under the pension arrangement. The lump sum retirement amount paid to Mr. Rogers was $1,470,208.

(3) Mr. Rogers was also paid an amount equal to $245,380, representing payment of 7,236.6 deferred share units, 3,833.3 performance share units and 3,000 restricted share units that were previously awarded to him.

In addition to the above, Mr. Rogers was paid a fee in the amount of $150,000 for his services as Vice Chair of the Board from July 1, 2005 to October 31, 2005

In recognition of Mr. Rogers' contribution to the Company, stock options previously granted to Mr. Rogers were immediately vested on June 30, 2005. Mr. Rogers has been given three years from June 30, 2005 to exercise his vested options, unless the option term expires prior to June 30, 2008.

Loans

The Company has established a policy that prohibits the granting of any new loans to employees. There were no outstanding loans to Named Executive Officers or directors of the Company as at October 31, 2005.

Share Ownership

The Company encourages share ownership for all of its employees through its Employee Share Ownership Plan. In addition, the Company established share ownership guidelines for the Chief Executive Officer and his direct reports, which guidelines were approved by the HRCC in December of 2003. The objective of the share ownership guidelines is to encourage such executives who have direct or oversight responsibility for MDS's overall performance to accumulate a meaningful ownership stake in MDS Common shares, to foster an ownership culture and to align their long-term interests with those of other MDS shareholders. Following approval of the 2006 MTIP for key senior leaders, the minimum shareholding requirements of the CEO and his direct reports were increased to 4.0 x base salary for the Chief Executive Officer and 2.0 x base salary for his direct reports.

For the purposes of these guidelines, units granted under mid-term incentive plans (e.g., restricted share units, performance share units and deferred share units) are considered to be the equivalent of Company shares. The CEO and his direct reports are allowed a period of five years from the date of policy implementation, or the date of hire/promotion if later, in which to accumulate the required level of share ownership and progress is monitored on a periodic basis. The following table sets out the number of Common shares, PSUs, DSUs and RSUs held by the CEO and the Named Executive Officers, the total at-risk value of such holdings, share ownership guidelines and requirements for such officers and the target date for meeting such requirements.

Share Ownership as at October 31, 2005

Executive[1]	Common Shares[2] (#)	PSUs/RSUs/ DSUs[3] (#)	Total Share Ownership[4] (#)	Total At-Risk Value Of Share Ownership[5] (in $000s)	Share Ownership Guideline	Share Ownership Requirement[6] ($)	Target Date Share Ownership To Be Met[7] (mm/dd/yy)
S. P. DeFalco	0	50,000	50,000	961	4.0 x	3,000	8/29/2010
J. A. Rogers	110,247	30,900	141,147	2,713	3.0 x	1,800	already met
J. A. Morrison	26,203	19,523	45,726	879	1.5 x	583	already met
J. A. H. Garner	0	117,901	117,901	2,266	2.0 x	667	already met
J. M. Reid	6,044	107,259	113,303	2,178	2.0 x	630	already met
G. Godin	0	79,372	79,372	1,526	2.0 x	744	already met

1 Mr. Rogers' information is effective June 30, 2005, his retirement date.
2 Includes shares acquired through Company programs such as DPSP, GRSP, ESOP and DRIP.
3 Includes vested and unvested "Old" MTIP grants, F2004–2005 MTIP grant, RSUs, DSUs from SERP and F2006 MTIP granted on August 29, 2005.
4 Total share ownership is the sum of Common shares owned and PSUs/RSUs and DSUs.
5 Based on average share price of $19.22.
6 Based on three-year average salary as at October 31, 2005. The conversion rate for Mr. Godin's salary is US$1.20 = C$1.00.
7 Executives are given five years from the implementation of the guideline, date of appointment or effective date of an increase in the guideline to accumulate shares to achieve the required level of ownership. The date for Messrs. Rogers and Morrison is five years after implementation of the guideline and the remaining executives is based on the effective date of the increase in guideline. As at October 31, 2005, all of the Named Executive Officers except for the President and CEO achieved the required level of share ownership following their participation in the 2006 MTIP. The President and CEO recently joined the Company and is on track to meet the required level of share ownership.

Conclusion

It is the view of the HRCC that the compensation philosophy and principles, as well as the executive compensation levels for the Named Executive Officers, are appropriate for the size of the organization, the scope and complexity of the businesses managed, and the achievement of certain of the goals and objectives during the year.

The HRCC members are as follows:

John R. Evans, Chair

Clarence J. Chandran

Mary A. Mogford

Officers' Remuneration

Compensation of Named Executive Officers of MDS

The following Summary Compensation table provides a summary of the compensation earned by the Chief Executive Officer, the former Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"), for services rendered in all capacities during the three fiscal years ended October 31, 2005, where applicable. Specific aspects of this compensation are dealt with in further detail in the tables that follow.

Summary Compensation

Name And Principal Position	Fiscal Year	Annual Compensation [1]			Mid-Term And Long-Term Compensation			All Other Compensation ($) [8]
		Salary [2]	Bonus[3]	Retirement Payment [4]	Securities under Options Granted (#) [5]	Restricted, Performance or Deferred Share Units (#) [6]	Payouts ($) [7]	
S. P. DeFalco President & CEO	2005	291,667	225,000	69,375	400,000	50,000	-	202,132
	2004	-	-	-	-	-	-	-
	2003	-	-	-	-	-	-	-
J. A. Rogers Vice-Chairman former President & CEO	2005	425,000	195,000	9,296,000	46,000	3,000	338,203	1,476,801
	2004	591,667	150,000	-	46,000	23,000	0	7,897
	2003	544,167	165,000	-	57,500	4,900	-	9,137
J. A. Morrison Group President & CEO, Healthcare Provider Markets	2005	412,500	207,500	77,000	30,000	-	1,517,616	6,121
	2004	391,667	100,000	76,063	24,000	12,000	1,285,800	6,942
	2003	347,500	105,000	68,250	30,000	3,100	1,159,400	8,223
J. A. H. Garner EVP & Chief Financial Officer	2005	381,250	200,000	73,203	24,000	101,250	174,236	6,156
	2004	316,667	100,000	59,818	24,000	12,000	-	4,751
	2003	87,397	75,000	12,362	25,000	-	-	4,653
J. M. Reid EVP, Global Human Resources	2005	345,833	175,000	66,400	24,000	88,750	174,236	5,060
	2004	315,833	100,000	60,625	24,000	12,000	0	4,809
	2003	266,667	81,000	57,425	27,500	2,300	-	5,448
G. Godin President, MDS Pharma Services	2005	US$365,000	US$36,500	US$37,353	18,000	71,584	US$103,855	US$1,238
	2004	US$290,833	US$15,000	US$34,767	12,000	7,000	-	US$979
	2003	US$254,333	US$46,200	US$29,567	16,000	-	-	US$3,311

1 Annual compensation includes salary, bonus and retirement payment. The value of perquisites and other personal benefits for each Named Executive Officer was less than the lesser of $50,000 and 10% of total annual salary and bonus.

2 Base salary earned by the Named Executive Officers for the fiscal year. For Mr. DeFalco, the amount reflects his base salary pro-rated based on his start date of June 6, 2005. For Mr. Rogers, it reflects his base salary from November 1, 2004 to June 30, 2005, and his fee as Vice-Chairman from July 1st to October 31, 2005.

3 The annual bonus paid to Mr. DeFalco is pro-rated based on his start date of June 6, 2005. The annual bonus paid to Mr. Rogers is pro-rated based on his retirement date of June 30, 2005.

4 Mr. Rogers was provided at retirement with assets sufficient to provide a defined benefit promise. The amount shown represents the assets that were provided to him at retirement from a combination of registered and non-registered savings vehicles previously established for Mr. Rogers over his 32.43-year working career. For Messrs. DeFalco, Garner, Morrison and Reid, the Company pays annually, in respect of such officers, an amount equal to 15% of their respective annual cash compensation for the year. In the case of Mr. Godin, the Company pays 10% of his annual cash compensation for the year. See *Pension Plans* for more details.

5 Stock options granted in each of the fiscal years to the Named Executive Officers to acquire Common shares of the Company. For Mr. DeFalco the amount shown represents a one-time hiring grant and the options granted vest over a three-year period and expire after seven years. For all other Named Executive Officers, the options granted vest over a five-year period and expire after ten years.

6 Performance Share Units granted in 2003 will be cancelled on December 31, 2005. One-third of the Performance Share Units granted in 2004 vested and were paid out following HRCC approval. In 2004, the Company awarded Restricted Share Units to Messrs. Rogers (3,000), Garner (15,000), Reid (15,000) and Godin (10,000). All of those units vested for Mr. Rogers and were paid out following his retirement. For Messrs. Garner, Reid and Godin, one-third of those units vested (5,000, 5,000 and 3,333, respectively) and were paid out. Under the 2006 MTIP, the remaining unvested Restricted Share Units were converted to Performance Share Units and are reflected in the total number of Performance Share Units granted in Fiscal 2005. See *Mid-Term Incentive Plans* for more details.

7 Amounts shown represent payments made in the year in respect of mid- or long-term incentive grants awarded in previous years. See *Report on Executive Compensation* for more details. For Mr. Rogers, this includes payment of deferred share units, restricted share units and performance share units. For Mr. Morrison, this includes payment of long-term incentives and performance share units. For Messrs. Garner, Reid and Godin, this includes payment of one-third of their restricted share units and performance share units.

8 All figures in this column include premiums paid by the Company for term life insurance for each Named Executive Officer. For Mr. DeFalco the amount includes his one-time signing bonus of $200,000. For Messrs. Rogers and Morrison, they also include the dollar value of dividend equivalent amounts based on previous grants to him under the Mid-Term Incentive Plans. The amount for Mr. Rogers also includes his severance payment of $1,470,208.

Mid-Term Incentive Plan

The following tables show for each Named Executive Officer the number of Performance Share Units awarded under the Mid-Term Incentive Plan during the year ended October 31, 2005. As noted previously, no amounts were awarded under the 2004-2005 MTIP as the grants were made in 2004 and represented a two-year front-loaded grant. The amounts shown in the table below represent the 2006 MTIP grant that was accelerated for key senior leaders.

Under the terms of the 2006 Plan, the units will vest in two equal tranches, based on achieving specified share price hurdles. The term of the PSUs are three years and payout will occur at the later of 24 months from date of grant and achievement of each share price hurdle. The share price hurdles are $22 and $26. Payout will be in the form of DSUs and cash, unless the executive elected to receive full payment in the form of DSUs. All of the Named Executive Officers who are eligible to participate in the 2006 Plan elected payout in the form of DSUs. Messrs. Reid and Garner also elected to convert their unvested Restricted Share Units into Performance Share Units. The target grant shown below includes the 50% match on the cashable units deferred as well as converted Restricted Share Units. See section headed *Mid-Term Incentive Plan (2006)* for further details.

Once vested, the units will be credited to their account as a bookkeeping entry and will receive dividend equivalents in the form of additional DSUs, at the time dividends are paid on the underlying Common shares. The DSUs will only become payable when the participant leaves the employment of MDS.

Share Unit Awards Granted During Fiscal 2005

Name	Securities, Units, Or Other Rights (#)	Performance Or Other Period Until Maturation Or Payout	Estimated Future Payouts Under Non-Securities Price-Based Plans	
			Threshold (#)	Maximum (#)
S. P. DeFalco	50,000	October 31, 2008 [1]	25,000	50,000
J. A. Rogers	3,000	June 30, 2005 [2]	3,000	3,000
J. A. Morrison	0	n/a	0	0
J. A. H. Garner	101,250	October 31, 2008 [1]	50,625	101,250
J. M. Reid	88,750	October 31, 2008 [1]	44,375	88,750
G. Godin[3]	69,584	October 31, 2008 [1]	34,792	69,584

1 These units are all Performance Share Units that vest based on achieving share price hurdles and time. See *Mid-Term Incentive Plan (2006)* for more details.
2 These units are all Restricted Share Units and vested at retirement.
3 In addition to the Performance Share Units noted above, Mr. Godin was awarded a target grant of 2,000 Performance Share Units under the 2004 – 2005 MTIP upon his promotion to President, MDS Pharma Services. The performance period attributable to this grant of Performance Share Units ended on October 31, 2005 and was subject to a threshold number of 1,000 units and a maximum number of 4,000 units.

Stock Option Plan

The following table provides information on options to purchase Common shares granted during fiscal 2005 to the Named Executive Officers under the terms of the Company's Stock Option Plan. The HRCC grants options to eligible employees, including the CEO and other Named Executive Officers, for the purchase of a set number of Common shares at an exercise price based upon the market value of the shares (see note 2 under *Option Grants During Fiscal 2005*). Options granted during fiscal 2005, except for the Chief Executive Officer, are exercisable over a maximum 10-year period and vest in equal instalments over five years following the date of grant. Options granted to the Chief Executive Officer are exercisable over a maximum seven-year period and vest in equal instalments over three years following the date of grant.

The Stock Option Plan was amended during the 2005 calendar year to cover the following situations:

- adoption of a retirement policy covering the vesting and exercise of stock options following a participant's retirement from the company;
- permitting appropriate adjustments to be made to the number of shares reserved under the plan and the shares available for purchase on option exercise where there is a change in the share capital of the company, including a corporate reorganization by way of subdivision, consolidation or other share reclassification;
- permitting the immediate vesting of unvested options under certain change of control situations, where the unvested options are not replaced with options of comparable value; and
- changing the stock option vesting provisions from a fixed 20% per year to a discretionary decision on the part of the HRCC to determine the appropriate vesting provisions for each grant of stock options.

Option Grants During Fiscal 2005

Name	Securities Under Options Granted[1] (#)	% Of Total Options Granted To Employees In Fiscal 2005	Exercise Price ($/Security)[2]	Market Value Of Securities Underlying Options On The Date Of Grant ($/Security)[2]	Expiration Date[3]
S. P. DeFalco	400,000	27.73%	16.77	16.77	22-Apr-12
J. A. Rogers	46,000	3.19%	17.75	17.75	22-Dec-14
J. A. Morrison	30,000	2.08%	17.75	17.75	22-Dec-14
J. A. H. Garner	24,000	1.66%	17.75	17.75	22-Dec-14
J. M. Reid	24,000	1.66%	17.75	17.75	22-Dec-14
G. Godin	18,000	1.25%	17.75	17.75	22-Dec-14

1 Number of options granted to the Named Executive Officer in fiscal 2005.

2 For purposes of the annual grant of options, the exercise price is the closing price of the shares on the Toronto Stock Exchange on the fifth trading day immediately following public disclosure of the annual financial results. The exercise price for grants, outside of the annual grant, is the closing price of the shares on the Toronto Stock Exchange on the trading day prior to grant, but in no event less than the closing price on the day of the grant.

3 Except for the Chief Executive Officer, stock options granted during fiscal 2005 vest or become eligible for exercise at a rate of 20% per year commencing on the first anniversary of the date of the grant and the term of each option is 10 years from the date of grant. For the Chief Executive Officer, options granted during fiscal 2005 vest or become eligible for exercise at a rate of 33% per year commencing on the first anniversary of the date of the grant and the term is seven years from the date of grant.

The following table shows, for each Named Executive Officer, the number of Common shares acquired through the exercise of stock options during fiscal 2005, the aggregate value realized upon exercise, and the number of Common shares covered by unexercised options under the Stock Option Plan as at October 31, 2005. Value realized upon exercise is the difference between the fair market value of Common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at fiscal year-end is the difference between the exercise price of the options and the fair market value of Common shares on October 31, 2005, which was $19.00 per share.

Aggregated Option Exercises During Fiscal 2005 and Financial Year-End Option Values

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options At October 31, 2005 (#)		Value Of Unexercised In-The-Money Options At October 31, 2005 ($)[1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
S. P. DeFalco	0	0	0	400,000	0	892,000
J. A. Rogers	0	0	643,500	0	3,111,680	0
J. A. Morrison	0	0	216,500	85,200	785,520	38,800
J. A. H. Garner	0	0	14,800	58,200	2,000	33,000
J. M. Reid	0	0	55,760	72,700	54,247	31,000
G. Godin	0	0	35,000	45,000	42,710	23,140

1 Option values have been calculated based upon the closing price on October 31, 2005 of Common shares on the Toronto Stock Exchange, which was $19.00.

Pension Plans

Each of the Named Executive Officers other than Messrs. Rogers and Godin is entitled to a Company pension contribution equal to 15% of their total cash compensation (defined as salary plus previous year's bonus). For all such executives, the maximum amount allowed by the Canada Revenue Agency is contributed to a Canadian registered pension plan and the remainder is paid in cash each payroll period or in the form of DSUs, as elected by the executive. For Mr. Godin, the Company pension contribution is equal to 10% of total cash compensation, and this amount is contributed to a U.S. tax qualified pension vehicle with excess amounts credited to a supplementary plan. See section headed *John Rogers' Retirement* for further details on Mr. Rogers' pension arrangements.

Employment Contracts And Termination Of Employment

In September 2004, the Company entered into employment contracts with Messrs. Rogers, Garner, Morrison, Reid and Godin. The Company entered into an employment contract with Mr. DeFalco in fiscal 2005, upon commencement of his employment. The contracts set out the principal terms of the employment relationship with the Company, including the individual's overall role, the expectations of the Company around business practices including confidentiality, ethical behaviour and conflict of interest, and financial terms. In addition, the contracts detail the severance payments that will be provided on termination of employment and the consequent obligations of non-competition and non-solicitation.

The severance payment for Mr. DeFalco is equal to three times cash compensation and for Messrs. Garner, Morrison and Reid is equal to two times cash compensation. For Mr. Godin, the severance payment is equal to 1.6 times cash compensation. Cash compensation is defined as the sum of the individual's base salary, three-year average bonus, annual contribution to the retirement program plus the annual car allowance.

Change In Control Policy

The Company has an established policy governing termination of employment of the Named Executive Officers and certain other senior officers (including the CEO, the CEO's direct reports and business unit presidents) in the event of a change of control of the Company. The policy was adopted to provide that, in the event of a change of control, such officers would be committed to focusing their efforts on maintaining the continuity of the business and preserving shareholder value throughout the relevant period. The terms of the policy are reviewed on a periodic basis. The policy commits the Named Executive Officers to continuing in the employment of the Company for at least 12 months following a change of control and to enter into non-competition and non-solicitation agreements upon termination.

The principal terms of the current policy provide that, in the event of a change of control, the Named Executive Officers and certain other senior officers will be provided with a severance payment in the event that their employment is terminated by the Company without cause or by such officer for good reason within 24 months following the change in control. For all such officers except the CEO, the severance payment is equal to two times cash compensation. Cash compensation is defined as the sum of the individual's base salary, three-year average bonus, annual contribution to the retirement program plus the annual car allowance. For the CEO, the severance payment is equal to three times cash compensation. In addition to the severance payment, all options held by such officers will vest immediately upon termination and will remain exercisable until the earlier of the expiry date for each option or 12 months from the officer's date of termination. All other forms of equity-based compensation then held by such officers under the Company's mid-term incentive plans will continue to vest and be paid in the usual course, subject to the discretion of the HRCC to immediately vest and pay out all or a portion of such equity-based compensation.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common shares on October 31, 2000, with the cumulative total return of the Toronto Stock Exchange 300 Stock Index for the five most recently completed fiscal years. Dividends declared are assumed to be reinvested.

Total Return Index Values


150
125
100
75
50
2000/10
2001/10
2002/10
2003/10
2004/10
2005/10

	2000/10	2001/10	2002/10	2003/10	2004/10	2005/10
MDS Common Shares	100.00	70.75	74.14	68.72	67.68	64.74
S&P / TSX Composite Index	100.00	72.54	68.97	84.94	98.64	117.51

Assuming an investment of $100 and the reinvestment of dividends

Section 4: Corporate Governance Policies and Practices

Strong, effective corporate governance is a necessary foundation to high performance and to shareholder confidence and has been and remains a key commitment at MDS.

As our shareholders are aware, a series of guidelines, rules, regulations, listing standards and legislation has been passed or adopted over the last several years to assist companies in establishing best practices and to address concerns about governance. These include the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE), the US Sarbanes-Oxley Act, and most recently in June of 2005, Ontario Securities Commission ("OSC") National Instrument 58-101 and National Policy 58-201 passed by the Canadian Securities Administrators.

The Board believes that its effectiveness is a combination of structure, membership and process; and individual director effectiveness is a combination of competence, behaviour and independence.

In developing MDS's policies and practices, the Board and the Corporate Governance & Nominating Committee ("CGNC") have carefully considered the Board's structure, membership and its processes.

In June of 2004, the Board adopted corporate governance guidelines and practices which may be found on the Company website at www.mdsinc.com under *Corporate Governance/Governance Guidelines.* The practices are reviewed by the CGNC on an annual basis and changes made where appropriate. Set out below are certain changes in practices implemented in 2005 as well as certain key policies and practices that are, in the Company's view, essential in creating a Board and committees that can function effectively and add significant value to the Company and that evidence in a transparent manner the various roles and shared responsibilities of both management and the Board. In addition, Schedule C to this Circular describes the Company's various governance practices with reference to the corporate governance guidelines set out in OSC National Policy 58-201 and in certain cases U.S. regulatory requirements.

Changes in Practices

In 2005, the CGNC and the Board approved the adoption of voting for individual Board members. In addition, the Governance Guidelines and Practices were amended to provide that the CGNC will take into account the number of withheld votes with respect to a director in determining his or her candidacy for re-election.

In addition, the Company introduced a Financial Code of Ethics in calendar year 2005 to supplement the Global Business Practice Standards, which are described in more detail below. The Code is consistent with the recommendations of the Financial Executives Institute of Canada and fulfills the requirements of the SEC. The Code applies to the CEO, CFO and all members of financial management of the Company and its affiliates.

Board Membership, Independence and Alignment

As discussed in the Annual Report, the Company believes that a strong and independent board is fundamental to effective corporate governance, and the proportion of independent directors has increased over the past years. At present, and as indicated earlier in this Circular, 10 of the Company's 11 directors are independent, their sole relationship with the Company is as members of the Board, and, in some cases, as shareholders.

Brief biographies of the directors, listing their affiliations and directorships, are included earlier in this Circular and in the Annual Report, and indicate the collective breadth, scope and diversity of their experience, all of which makes a major contribution to the Company and its global operations and evolving needs. During the last three years, the Company has replaced or added six new independent and highly skilled directors with extensive experience in international business, finance, information technology, medicine and pharma/biotech.

John Mayberry, Non-Executive Chair of the Board, meets all applicable "independence" standards. Mr. Mayberry reports to the Board of Directors and to the shareholders. The Board Chair is charged with the responsibility of leading the Board and organizing it to function in partnership with, but independently of, management in order to facilitate the achievement of the goals of the Company including sustainable growth and maximizing shareholder value. The Chair is also charged with providing appropriate oversight of the management of the ongoing business and affairs of MDS, and fostering and supporting ethical and responsible decision making.

The CGNC reviews Board composition and meets on a regular basis, and an evergreen list of potential Board nominees is maintained based upon such needs. The CGNC utilizes both internal and external resources to populate the list of potential Board nominees.

Mr. Mayberry's duties include taking a leadership role in setting the tone and culture for effective and transparent dialogue and decision making at the Board, as well as working with the Chair of the CGNC to develop a Board composition that reflects the skills and competencies needed to meet the needs of the Company and its key stakeholders. Mr. Mayberry holds non-executive sessions of the Board at the end of each regularly scheduled Board meeting, and other times as required.

All independent directors have an equity interest in the Company either through ownership of shares and/or DSUs. As noted earlier, the Board established a guideline in 2003 providing for each independent director to own shares (including DSUs) in the Company with a value of not less than 5.0 x his/her annual retainer. Directors are given three years to accumulate such ownership position. All of the independent directors, who have been on the Board for three or more years own shares and/or DSUs in the Company which exceed the established guideline.

As noted earlier, MDS has established a Deferred Share Unit Plan for Non-Executive Directors, which allows independent directors the option of receiving 100% of their total compensation or 100% of their annual retainer in the form of DSUs. As of the date of this Circular, nine of the eleven independent directors, including the Chair, are receiving all of their compensation in DSUs.

Board Orientation and Continuing Education

New directors are introduced to the various businesses of the Company through a comprehensive initial orientation program, including meetings with the senior executives at both the corporate and operating levels, and tours of the principal business operations, so that they have a clear understanding of such business operations, and the Company can more effectively leverage their capability in the context of such businesses. In addition, the Board holds meetings at various operating offices, at which local management reviews with the Board its strategies, business plans, opportunities and risks, and the Board has the opportunity of meeting and interacting with a broader range of the Company's employees. The Board regularly receives relevant articles, reports and other papers regarding the health and life sciences market and the Company's particular businesses, strategy and governance as well as periodic presentations from outside consultants and specialists related to industry trends, markets and the Company's position and opportunities in such markets.

Board and Director Evaluation

Like any process, corporate governance practices must be reviewed and challenged on a regular basis to ensure that the practices remain relevant and effective for the Company. In that regard, the Corporate Governance & Nominating Committee reviews detailed questionnaires, completed by all Board members annually, to evaluate and improve the Board's and management's corporate governance practices. The questionnaire seeks to rate performance in such areas as quality and content of information (such as financial, industry, risk, competition), communication (such as strategy and stakeholder issues or concerns) and dialogue (the right issues, the right amount of time), as well as Board and committee structure, participation and contribution. The question-naire seeks guidance, input and recommendations from each individual Board member. Board recommendations become an accountability of senior management, and regular monitoring and progress reports are provided to the CGNC. Mr. Mayberry also meets annually with individual directors to review their individual performance. Going forward, the CGNC has expanded the evaluation to include Committees as well as the Chair of the Board and Chairs of each Committee.

In addition, the Committee regularly reviews and evaluates its practices against various governance guidelines and best practices, including the Canadian Coalition for Good Governance. The Company and the Board have found the evaluation process to be a helpful tool for constructive change.

Term and Tenure

Given the size and international nature of the Company and the speed of change in the industry, the Corporate Governance & Nominating Committee has established guidelines on both term and normal retirement age of directors. Subject to both annual performance review and election by the shareholders, Board members should anticipate serving for an initial period of three years. Overall tenure is based upon a member's continuing performance, the ongoing needs of the Company and annual election by the shareholders. The normal retirement age for Board members is 70. The Committee has discretion, however, in unique circumstances to invite a member to continue on the Board beyond the normal retirement age. The Committee reviews on a regular basis the makeup of the Board and particular skill sets which would be beneficial to the overall strategy and evolving business requirements of the Company. These skill sets include medicine/science, information technology, marketing and sales, general management, global business, finance, government relations, academia, human resources, and governance.

Meetings and Strategic Planning

The Board continued to meet actively in fiscal 2005. There were 14 Board meetings, five by way of teleconference.

The Company annually holds a one- or two-day off-site meeting, involving the Board and senior management, devoted strictly to the Company's strategic plan. The Board is actively involved on an ongoing basis in reviewing, providing input on and approving the Company's overall strategic plan, business plan and strategic investments.

Risk Management

The Board plays a significant oversight role in risk management, principally through the Audit, Human Resources & Compensation, and Environment, Health & Safety committees. Risk is currently identified and managed at the corporate and business unit levels. Programs have been established to consider and manage operational, financial, legal, human resources, strategic, technological, scientific, reputational, environmental health and safety and other risks to the Company's businesses. These are reviewed with the committees on a regular basis and reported to the Board.

Shareholder Communications

MDS has a Disclosure Committee consisting of the Chief Financial Officer, Vice-President Finance, Vice-President Investor Relations, and the General Counsel, with the objective of having a clear and effective process to provide timely, accurate, consistent and non-selective disclosure of all material information to all of the Company's stakeholders. This Committee reviews, and where appropriate approves, all material external communications.

In addition, the Board and/or the Audit Committee review and approve material Company filings, including this Circular, the Annual Report and the Annual Information Form as well as interim and annual financial reports and management's discussion and analyses, and financial press releases. The Chief Executive Officer, Chief Financial Officer and other representatives of the Company hold quarterly conference calls with buy- and sell-side analysts and business media and, at least once a year, MDS holds an Investor Relations Conference for investors and analysts. All shareholders now have the ability to participate through a live audio webcast. These conference calls and investor conference presentations are also made available in archived format on the MDS website.

MDS's Investor Relations group provides regular information on MDS activities to the media, analysts, investors and other interested parties by organizing meetings, presentations and press releases and by maintaining the Company's website. In this manner, MDS is able not only to communicate developments on a timely basis to its stakeholders, but also to receive and respond to concerns or recommendations.

Further information on the Company can be found at www.sedar.com. In addition, shareholders can contact the Company's transfer agent, CIBC Mellon, by calling the answerline at 1-800-387-0825.

Current stock prices, financial reports, recent press releases and annual reports are accessible on the MDS website at www.mdsinc.com or at MDS Shareholder Communication Service at 416-675-6777 ext. 6500 or 1-888-MDS-7222.

The Board

The Board has the statutory duty to manage or supervise the management of the business and affairs of the Company. In carrying out such duties and exercising their powers, each director is required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors are also given the right to delegate certain of their duties and responsibilities to committees of the Board. A description of the committees to which the Board has delegated certain duties and responsibilities as well as a description of those duties and responsibilities follows.

The principal duties and responsibilities which have been retained by the Board include contributing to the formulation of and approving strategic plans; monitoring Company performance and the execution of its business plans; reviewing the Company's financial performance; reporting and disclosure; approving the annual financial statements of the Company; obtaining reasonable assurance as to the adequacy of the internal controls; approving all significant Company transactions; appointing the Chair, CEO and senior executives of the Company and planning their succession on the recommendation of the HRCC; overseeing the identification of the principal risks and the implementation of appropriate processes and systems to manage such risks; and reviewing and approving key policies developed by management around ethical conduct, compliance, and practices. A complete description of the Board's mandate is set out on the Company's website at www.mdsinc.com, under *Corporate Governance/Board and Committee Charters.*

The Committees

The Board does not have an executive committee, but has created and delegated some of its duties to four standing committees of the Board: the Audit Committee; the Human Resources & Compensation Committee; the Corporate Governance & Nominating Committee; and the Environment, Health & Safety Committee. Each of the committees has a written mandate which sets out its principal duties and responsibilities, all of which are reviewed annually. All committees are comprised entirely of independent directors, and in the case of the Audit Committee, the Board has determined that all members qualify as financially literate and the Board has determined that two members, the Chair and Kathleen O'Neill, are audit committee financial experts as currently defined under applicable regulatory standards.

The Board's determination that certain members qualify as audit committee financial experts does not impose greater duties, obligations or liabilities on such members, nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or the Board.

As noted earlier in the Circular, both Mr. Luba and Mr. MacDonald currently serve on the audit committees of more than three public entities. The terms of the Company's Audit Committee Charter provide that, except as determined by the Board in any particular circumstance, Audit Committee members should not simultaneously serve on the audit committees of more than three public companies. After discussions with Mr. Luba as to his current responsibilities and his time availability, and given Mr. Luba's extensive accounting and financial qualifications and varied and related experience, the Board has determined in this particular circumstance that Mr. Luba's service on such other committees brings valuable insight and perspective to his role as Chair of the Company's Audit Committee, and that he will have the necessary time to carry out his responsibilities. In addition, after discussions with Mr. MacDonald, the Board is satisfied that he has the necessary time to carry out his responsibilities as an Audit Committee member.

The composition of each committee is reviewed annually and, where appropriate, changes made to generate fresh input and diversity of expertise. Following the Annual and Special Meeting, changes will be made to all standing committees. A summary of the key responsibilities of the committees is set out in Schedule D, and a complete description of the mandate of each of the committees is set out on the Company's website at www.mdsinc.com, under *Corporate Governance/Board and Committee Charters.*

The Composition and Qualifications of the Audit Committee members are disclosed in the Annual Information Form dated January 27, 2006, which can be found on the Company's website or at www.sedar.com.

Trading in Company Securities

The Company has established blackout periods during which securities of the Company cannot be traded by insiders of the Company, including directors and senior officers. In addition, to the extent that the Company is engaged in material undisclosed activities, additional blackout periods are formally imposed. These blackout periods apply to all securities whether held directly or in any equity compensation plan. There are no separate blackout periods related to non-insider plan participants.

Directors and senior officers are required to report any trading in securities of the Company within the requisite period required under the Ontario Securities Act.

Equity Compensation Plans

All plans of the Company which provide for the issuance of treasury shares to participants have been approved by the Board and the TSX. In addition, the Company's Stock Option Plan was approved by the shareholders. Pursuant to the TSX rules, any changes to such plans may require shareholder approval.

Business Conduct and Ethics

The Company's business conduct and ethics are embodied in its core values of mutual trust, genuine concern and respect for people, integrity and commitment to excellence. At MDS, ethical behaviour is everyone's responsibility, not simply that of senior officers. The Company has established policies governing such areas as employment practices, business practices, personal conduct and conflicts of interest. These policies have been consolidated into Global Business Practice Standards. Each of the directors, officers and other employees is required to review the Standards and acknowledge his/her commitment to act in accordance with them by signing a personal pledge or completing required training. The Standards encourage employees to seek advice or report concerns without fear of retribution and include a number of available resources for employees and others to do so including a fully outsourced 1-800 number for those wishing anonymity. The

Standards are available in the *Corporate Governance* section of our website at www.mdsinc.com under *Global Business Practices*. The Standards are also available to shareholders on request from: Corporate Secretary, MDS Inc., 100 International Boulevard, Toronto, ON M9W 6J6 or by e-mail to the Corporate Secretary: peter.brent@mdsinc.com.

Nominating Committee Process

The Company's current governance practices address a number of the disclosure rules including the requirement for a nominating committee, a nominating committee charter and confirmation as to independence of the committee's members under applicable listing standards.

In addition, MDS's Corporate Governance & Nominating Committee reviews the composition of the Board on a regular basis, taking into account a number of factors, including the evolving needs of the Company, the breadth and depth of experience of the Board members in the areas previously described, as well as age, diversity, fit and other factors which are all valuable to the effectiveness of the Board and ultimately the Company's growth and its understanding of the global markets in which it competes. Potential nominees for the Board currently come from a number of sources including recommendations of existing independent Board members, senior management and outside search firms.

All proposed candidates are reviewed by a number of members of the committee, including the Chair, certain members of senior management including the CEO, and an outside consultant, and a final decision as to whether they will be proposed to the shareholders as nominees is made by the Board.

Under the provisions of the Canada Business Corporations Act, shareholders wishing to nominate an individual for election to the Board and representing in the aggregate 5% or more of the Company's shares are entitled to do so by way of a shareholder proposal. Such proposal must be received by the Company at least 90 days before the anniversary date of the Notice (see *Shareholder Proposals* on page 10). In addition, shareholders have the right to make nominations from the floor at the Annual Meeting. The Company believes that the current statutory rights provided to the shareholders adequately address the rights of shareholders to nominate directors.

Director Independence

It is the objective of the Board that all non-employee directors meet the criteria for independence required by all applicable regulatory bodies, including the TSX, NYSE, OSC and SEC. Only those directors who the Board affirmatively determines have no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company) and who meet the additional qualifications prescribed under the NYSE rules and other applicable regulatory and/or statutory requirements will be considered independent. In addition, the Company's Corporate Governance Guidelines require that members of the Audit Committee also satisfy applicable regulatory and/or statutory independence requirements for members of audit committees including OSC National Policy 58-201 and the Sarbanes-Oxley Act of 2002.

Each Board and Audit Committee member is required to complete an independence questionnaire and update such questionnaire if circumstances change during the year. In order to be considered independent, he or she must meet the following independence standards:

(1) A director will not be independent if, within the preceding three years:

- (a) The director was employed by the Company, including any subsidiary or affiliated entity of the Company;
- (b) An immediate family member of the director was employed by the Company, including any subsidiary or affiliated entity of the Company, as an executive officer;
- (c) The director employed by or affiliated with any of the Company's present or former internal or external auditors;
- (d) An immediate family member of the director was employed by or affiliated with any of the Company's present or former internal or independent auditors as a partner, principal, manager or in any other professional capacity; or
- (e) An executive officer of the Company has served on the compensation committee of the board of directors of a company which, in turn, employed either (i) the particular director as an executive officer or (ii) an immediate family member of such director as an executive officer.

(2) If a director has any of the following commercial or charitable relationships, such director will not be considered to be independent:

   (a) The director has served as an executive officer or employee of, or any of his or her immediate family members has served as an executive officer of, another company that makes payments to, or receives payments from, the Company for property or services in an amount that, in any of the three most recent fiscal years, exceeds the greater of US$1 million or 2% of the annual consolidated gross revenues of the company for which such director, or any of his or her immediate family members, has served as an executive officer (or as an employee in the case of the director);

   (b) The director has served as an officer, director or trustee of a charitable organization, and the Company's discretionary charitable contributions to that organization exceeds 1.5% of that organization's total annual consolidated gross revenues within any of the three most recent fiscal years (provided that the Company's matching of employee charitable contributions will not be included in the amount of the Company's contributions for this purpose); or

   (c) A director will not be considered to be independent if the director, within the past three fiscal years, receives any direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way on continued service).

Based upon the information provided by the directors in such questionnaires, the Board has determined that all of the directors, other than Mr. DeFalco, are independent under all of the requisite regulatory and statutory criteria.

Shareholder Communications with the Board

The Board has approved a policy by which shareholders and other interested parties may communicate directly with the Board or the independent directors. All communications should be in writing and should be directed to the Company's Chair at MDS Inc., 100 International Boulevard, Toronto, ON M9W 6J6 or by e-mail to: john.mayberry@mdsinc.com or to the Corporate Secretary at MDS Inc., 100 International Boulevard, Toronto, ON M9W 6J6 or by e-mail to: peter.brent@mdsinc.com. The sender should indicate in the address whether it is intended for the entire Board, the independent directors as a group, or an individual director. Each communication intended for the Board or independent directors received by the Chair or Corporate Secretary will be forwarded to the intended recipients subject to compliance with instructions from the Board in effect from time to time concerning the treatment of inappropriate communications.

Overall Approach

The Board and senior management believe that the Company's current governance practices are appropriate and fundamental to its overall success and comply in all material respects with all requisite regulatory and statutory requirements, including the TSX, OSC National Policy 58-201, the corporate governances rules of the NYSE and the applicable Canadian or US corporate and securities rules and regulations, including the provisions of the Canada Business Corporations Act and the US Sarbanes-Oxley Act. To the extent there are differences between the Canadian and US requirements (and the US requirements so allow), the Company has determined to follow the Canadian requirements. None of such differences are, however, in the Company's view, material.

Approval by Directors

The contents and sending of this Circular have been approved by the Board of Directors of the Company.

Peter E. Brent

Senior Vice-President, Legal
and Corporate Secretary

December 30, 2005

Schedule A: Resolution Regarding 2006 Rights Plan

RESOLVED THAT:

(1) the shareholder rights plan of the Company be continued, and the amended and restated shareholder rights plan agreement dated as of March 9, 2006 between the Company and CIBC Mellon Trust Company, as rights agent, (the "2006 Plan") which amends and restates the amended and restated shareholder rights plan agreement dated as of March 6, 2003 between the Company and CIBC Mellon Trust Company, as rights agent, which continues the Rights issued under the predecessor shareholder protection rights plans of the Company that are outstanding at the Record Time (as defined in the 2006 Rights Plan) on the terms set out in the 2006 Rights Plan, and continues the issuance of the Rights thereafter until the termination or expiration of the 2006 Rights Plan, be and is hereby ratified, confirmed and approved; and

(2) any director or officer of the Company is authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions.

Schedule B: Summary of the Terms and Conditions of the 2006 Rights Plan

The following is a summary of the terms and conditions of the 2006 Rights Plan. The summary is qualified in its entirety by, and is subject to, the full text of the Amended and Restated Shareholder Rights Plan Agreement to be dated as of March 9, 2006 between MDS Inc. and CIBC Mellon Trust Company, a copy of which is available on request from the Secretary of the Company as described in this Circular. All capitalized terms where used in this summary without definition have the meanings attributed to them in the 2006 Rights Plan.

Issuance of Rights

Under the 2006 Rights Plan, the Rights granted under the predecessor shareholder protection rights plans of the Company dated March 3, 2000 and March 6, 2003, respectively, and which are outstanding at the Record Time of 8:30 a.m. (Toronto time) on March 9, 2006, are reconfirmed on the terms set out in the 2006 Rights Plan and the Company reconfirms its authorization to continue the issuance of Rights for each "Voting Share" (which includes the Common shares and any other shares in or interests of the Company entitled to vote generally in the election of directors) issued thereafter and prior to the Separation Time (as defined below), subject to the earlier termination or expiration of the Rights as set out in the 2006 Rights Agreement.

Exercise Price

Until the Separation Time, the exercise price ("**Exercise Price**") of each Right is three times the market price, from time to time, of the Voting Shares. From and after the Separation Time, the Exercise Price is three times the market price, as at the Separation Time, per Voting Share. The Exercise Price is subject to adjustment as set out in the 2006 Rights Agreement.

Term

The 2006 Rights Plan will take effect at the time that the Meeting terminates (the "**Effective Date**"), and will expire at the close of business on the date upon which the annual meeting of shareholders to be held in 2009 terminates, subject to earlier termination or expiration of the Rights as set out in the 2006 Rights Agreement.

Trading of Rights

Until the Separation Time, the Rights will be evidenced by the certificates representing the associated Voting Shares and will be transferable only together with the associated Voting Shares. After the Separation Time, separate certificates evidencing the Rights will be mailed to holders of record of Voting Shares (other than any shareholder or group of shareholders making a take-over bid) as of the Separation Time and such separate Rights certificates alone will evidence the Rights.

The Rights will be listed on the Toronto Stock Exchange and the New York Stock Exchange, subject to the Company complying with the requirements of each exchange.

Separation Time

The Rights are not exercisable and do not trade separately from their associated Voting Shares until the "Separation Time". The "Separation Time" is the close of business on the tenth trading day after the earliest of (i) the Stock Acquisition Date, which is the first date of public announcement of facts indicating that a person has become an Acquiring Person (as defined below); (ii) the date of the commencement of, or first public announcement of the current intention of any person (other than the Company or any subsidiary of the Company) to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid, each as defined below); and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be one. The Separation Time can also be such later date as may from time to time be determined by the Board of Directors.

Acquiring Person

An "Acquiring Person" is a person who is the Beneficial Owner (as defined below) of 20% or more of the outstanding Voting Shares. Excluded from the definition of Acquiring Person are the Company and its subsidiaries and any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of a Voting Share Reduction, a Pro Rata Acquisition, a Permitted Bid Acquisition, an Exempt Acquisition or a Convertible Security Acquisition. In general:

(1) a "Voting Share Reduction" means an acquisition or a redemption by the Company of Voting Shares and/or Convertible Securities which, by reducing the number of Voting Shares and/or Convertible Securities outstanding, increases the percentage of Voting Shares Beneficially Owned by any person;

(2) a "Pro Rata Acquisition" means an acquisition by a person of Voting Shares and/or Convertible Securities as a

result of a stock dividend, a stock split or a rights offering issued on the same pro rata basis to all the holders of Voting Shares and/or Convertible Securities of the same class or series; provided that such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares and/or Convertible Securities than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such acquisition;

(3) a "Permitted Bid Acquisition" means an acquisition by a person of Voting Shares and/or Convertible Securities made pursuant to a Permitted Bid or a Competing Permitted Bid;

(4) an "Exempt Acquisition" means an acquisition by a person of Voting Shares and/or Convertible Securities: (i) in respect of which the Board of Directors has waived the application of the 2006 Rights Plan; (ii) pursuant to a dividend reinvestment plan; (iii) pursuant to a distribution of Voting Shares and/or Convertible Securities made by the Company (a) to the public pursuant to a prospectus, provided that such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such distribution, or (b) by way of a private placement, provided that, among other things, such person does not thereby become the Beneficial Owner of Voting Shares equal in number to more than 25% of the Voting Shares outstanding immediately prior to the private placement and, in making this determination, the securities to be issued to such person on the private placement shall be deemed to be held by such person but shall not be included in the aggregate number of Voting Shares outstanding immediately prior to the private placement; or (iv) pursuant to an amalgamation, merger, arrangement or other statutory procedure requiring shareholder approval; and

(5) a "Convertible Security Acquisition" means an acquisition of Voting Shares by a person upon the purchase, exercise, conversion or exchange of Convertible Securities acquired or received by such person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

Also excluded from the definition of Acquiring Person are underwriters or banking or selling group members acting in connection with a distribution of securities and any "Grandfathered Person" (generally, any person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares at the Record Time). To the Company's knowledge, there are no Grandfathered Persons.

Beneficial Ownership

In general, a person is deemed to "Beneficially Own" securities actually held by others in circumstances where those holdings are or should be grouped together for purposes of the 2006 Rights Plan. Included are holdings by the person's "Affiliates" (generally, a person that controls, is controlled by, or is under common control with a specified corporation) and "Associates" (generally, relatives sharing the same residence).

Also included are securities that the person or any of the person's Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities and other than pursuant to pledges of securities in the ordinary course of business).

A person is also deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other person with which, and in respect of which security, such person is acting jointly or in concert. A person is acting jointly or in concert with any other person who is a party to an agreement, commitment or understanding with the first person for the purpose of acquiring or offering to acquire Voting Shares and/or Convertible Securities.

Exclusions from the Definition of Beneficial Ownership

The definition of "Beneficial Ownership" contains several exclusions whereby a person is not considered to Beneficially Own a security. There are exemptions from the deemed Beneficial Ownership provisions for institutional shareholders acting in the ordinary course of business and the performance of their duties. These exemptions apply to: (i) an investment manager ("**Manager**") which holds securities in the performance of the Manager's duties for the account of any other person (a "**Client**"); (ii) a licensed trust company ("**Trust Company**") acting as trustee or administrator or in a similar capacity for the estates of deceased or incompetent persons (each an "**Estate Account**") or in relation to other accounts (each an "**Other Account**"); (iii) a Crown agent or agency (a "**Crown Agent**"); (iv) a person established by statute (a "**Statutory Body**"), the ordinary business or activity of which includes the management of investment funds for employee benefit plans, retirement plans and insurance plans (other than insurance plans administered by insurance companies) of various public bodies; and (v) the administrator ("**Administrator**") of one or more pension funds or plans (a "**Plan**") registered under applicable law. The foregoing exemptions apply only so long as the Manager, Trust Company, Crown Agent, Statutory Body, Administrator or Plan is not then making or has not then publicly announced an intention to make a take-over bid, other than pursuant to a distribution by the Company or by means of ordinary market transactions.

Also, a person will not be deemed to "Beneficially Own" a security because such person: (i) is a Client of the same Manager, an Estate Account or an Other Account of the same Trust Company, or a Plan with the same Administrator as another person or Plan on whose account the Manager, Trust Company or Administrator, as the case may be, holds such security; or (ii) is a Client of a Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Manager, Trust Company, Administrator or Plan, as the case may be.

A person will not be deemed to "Beneficially Own" any securities that are the subject of a Permitted Lock-Up Agreement. A "Permitted Lock-Up Agreement" is an agreement (the "**Lock-Up Agreement**") between a person and one or more holders of Voting Shares and/or Convertible Securities (each a "**Locked-Up Person**") (the terms of which are publicly disclosed and reduced to writing and a copy of which is made available to the public (including the Company) not later than the date the Lock-Up Bid (as defined below) is publicly announced or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement), pursuant to which such Locked-Up Person agrees to deposit or tender Voting Shares and/or Convertible Securities to a take-over bid (the "**Lock-Up Bid**") made or to be made by the person or any of such person's Affiliates or Associates or any other person with which, and in respect of which security, such person is acting jointly or in concert, provided that:

(1) the Lock-Up Agreement permits such Locked-Up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares and/or Convertible Securities from the Lock-Up Bid in order to deposit or tender such securities to another take-over bid or support another transaction where:

(a) the price or value per Voting Share or Convertible Security offered under such other take-over bid or transaction exceeds the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid;

(b) the price or value per Voting Share or Convertible Security offered under such other take-over bid or transaction exceeds by as much as or more than a specified amount (the "**Specified Amount**") the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid; or

(c) the number of Voting Shares and/or Convertible Securities to be purchased under such other take-over bid or transaction exceeds by as much as or more than a specified number (the "**Specified Number**") the number of Voting Shares and/or Convertible Securities that the Offeror has offered to purchase under the Lock-Up Bid at a price or value per Voting Share or Convertible Security that is not less than the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares and/or Convertible Securities offered under the Lock-Up Bid;

and for greater certainty, such Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the Offeror under the Lock-Up Bid an opportunity to match a higher price, value or number in such other take-over bid or transactions or other similar limitation on a Locked-Up Person's right to withdraw Voting Shares from the Lock-Up Agreement, so long as the limitation does not preclude the exercise by the Locked-Up Person of the right to withdraw Voting Shares and/or Convertible Securities in sufficient time to deposit or tender to the other take-over bid or to support the other transaction; and

(2) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(a) the cash equivalent of 2.5% of the price or value payable under the Lock-Up Bid to a Locked-Up Person; and

(b) 50% of the amount by which the price or value payable under another take-over bid or other transaction to a Locked-Up Person exceeds the price or value of the consideration that such Locked-Up Person would have received under the Lock-Up Bid;

shall be payable by a Locked-Up Person pursuant to the Lock-Up Agreement in the event a Locked-Up Person fails to deposit or tender Voting Shares and/or Convertible Securities to the Lock-Up Bid, or withdraws Voting Shares and/or Convertible Securities previously tendered thereto in order to tender to another take-over bid or support another transaction.

Flip-In Event

A "Flip-In Event" occurs when any person becomes an Acquiring Person. If a Flip-In Event occurs prior to the Expiration Time that has not been waived by the Board of Directors (see "Waiver" below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person, or a transferee of any such person, which Rights will become null and void) shall constitute the right to purchase from the Company, on payment of the Exercise Price, Voting Shares having an aggregate market price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price, subject to anti-dilution adjustments.

Permitted Bid and Competing Permitted Bid

A take-over bid will not trigger a Flip-In Event if it is a Permitted Bid or Competing Permitted Bid. A "Permitted Bid" is a take-over bid made by way of a take-over bid circular to all holders of Voting Shares (other than the Offeror) and which complies with the following additional provisions:

no Voting Shares and/or Convertible Securities shall be taken up or paid for pursuant to the take-over bid prior to the close of business on a date which is not less than 60 days following the date of the take-over bid;

- unless the take-over bid is withdrawn, Voting Shares and/or Convertible Securities may be deposited or tendered pursuant to the take-over bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares and/or Convertible Securities and all Voting Shares and/or Convertible Securities deposited or tendered pursuant to the take-over bid may be withdrawn at any time prior to the close of business on such date;
- more than 50% of the outstanding Voting Shares and/or Convertible Securities held by Independent Shareholders must be deposited or tendered to the take-over bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares and/or Convertible Securities; and
- in the event that more than 50% of the outstanding Voting Shares and/or Convertible Securities held by Independent Shareholders have been deposited or tendered to the take-over bid and not withdrawn as at the date of first take-up or payment for Voting Shares and/or Convertible Securities under the take-over bid, the Offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 business days from the date of such public announcement.

A Competing Permitted Bid is a take-over bid that is made after a Permitted Bid has been made but prior to its expiry, termination or withdrawal and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is only required to remain open until a date that is not less than the later of 35 days after the date of the take-over bid constituting the Competing Permitted Bid and 60 days after the date of the take-over bid of the prior bid.

Redemption

(1) Redemption of Rights on Approval of Holders of Voting Shares and Rights With the prior consent of the holders of Voting Shares or Rights, the Board of Directors may at any time prior to the occurrence of a Flip-In Event that has not been waived elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.00001 per Right (the "**Redemption Price**"), subject to adjustment for anti-dilution as provided in the 2006 Rights Agreement. The Redemption Price has been amended from the 2003 Plan, which provided for a Redemption Price of $0.001 per Right.

(2) Deemed Redemption If a person who has made a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition in respect of which the Board of Directors has waived or has been deemed to have waived the application of the 2006 Rights Plan consummates the acquisition of the Voting Shares, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

(3) Redemption of Rights on Withdrawal or Termination of Bid Where a take-over bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminates after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being so redeemed, all the provisions of the 2006 Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed not to have occurred.

Waiver

(1) Discretionary Waiver Respecting Acquisition Not by Take-over Bid Circular With the prior consent of the holders of Voting Shares the Board of Directors may, prior

to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares or by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, waive the application of the 2006 Rights Plan to such Flip-In Event.

(2) Discretionary Waiver respecting Acquisition by Take-over Circular and Mandatory Waiver of Concurrent Bids The Board of Directors may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares pursuant to a take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares, waive the application of the 2006 Rights Plan to such a Flip-In Event, provided that if the Board of Directors waives the application of the 2006 Rights Plan to such a Flip-In Event, the Board of Directors shall be deemed to have waived the application of the 2006 Rights Plan in respect of any other Flip-In Event occurring by reason of any such take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares prior to the expiry of the take-over bid for which a waiver is, or is deemed to have been, granted.

(3) Waiver of Inadvertent Acquisition The Board of Directors may waive the application of the 2006 Rights Plan in respect of the occurrence of any Flip-In Event if (i) the Board of Directors has determined that a person became an Acquiring Person under the 2006 Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the person is no longer an Acquiring Person.

Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(1) if there is a dividend payable in Voting Shares or Convertible Securities (other than pursuant to any optional stock dividend program, dividend reinvestment program or dividend payable in Voting Shares in lieu of a regular cash dividend) on the Voting Shares, or a subdivision or consolidation of the Voting Shares, or an issuance of Voting Shares or Convertible Securities in respect of, in lieu of or in exchange for Voting Shares; or

(2) if the Company fixes a record date for the distribution to all holders of Voting Shares of certain rights, options or warrants to acquire Voting Shares or Convertible Securities, or for the making of a distribution to all holders of Voting Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in Voting Shares) or rights or warrants.

Supplements and Amendments

The Company may make changes to the 2006 Rights Agreement prior to or after the Separation Time to correct any clerical or typographical error or to maintain the validity of the 2006 Rights Agreement as a result of any change in any applicable legislation, rules or regulation without the approval of the holders of the Voting Shares or Rights. The Company may also make changes to the 2006 Rights Agreement prior to the Meeting without the approval of the holders of the Voting Shares or the Rights.

The Company may, with the approval of the holders of Voting Shares, at any time prior to the Separation Time, make changes to or rescind any of the provisions of the 2006 Rights Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

The Company may, with the approval of the holders of Rights, at any time after the Separation Time, make changes to or rescind any of the provisions of the 2006 Rights Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

Schedule C: Corporate Governance Guidelines

The following table describes the Company's position on each of the OSC National Policy 58-201 Corporate Governance Guidelines.

Corporate Governance Guidelines	Does MDS Align?	Comments
Composition of the Board		
The board should have a majority of independent directors.	Yes	10 of the 11 directors meet all requisite independence requirements. In addition, all of the Committees of the Board are composed entirely of independent directors.
The chair of the board should be an independent director.	Yes	The Chair of the Board is independent.
Meetings of Independent Directors		
The independent directors should hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.	Yes	The independent directors of the Company meet after every regularly scheduled meeting without the attendance of non-independent directors or management.
Board Mandate		
The board should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the issuer, including responsibility for:	Yes	The Board and/or its Committees are responsible for each of the matters set out – see *Board and Committee Charters* on the Company's website at: www.mdsinc.com, in the *Corporate Governance* section.
To the extent feasible, satisfying itself as to the Integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;	Yes	Board Mandate
Adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;	Yes	Board Mandate
The identification of the principal risks of the issuer's business and ensuring the implementation of appropriate systems to manage these risk;	Yes	Board, Audit Committee, Human Resources & Compensation Committee and Environment, Health & Safety Committee Mandates
Succession planning (including appointing, training and monitoring senior management);	Yes	Board and Human Resources & Compensation Committee Mandates
Adopting a communication policy for the issuer;	Yes	Board and Disclosure Committee Mandates
The issuer's internal control and management information systems; and	Yes	Audit Committee Mandate

Corporate Governance Guidelines	Does MDS Align?	Comments
Developing the issuer's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer.	Yes	Corporate Governance & Nominating Committee Mandate and Governance Guidelines and Practices
The written mandate of the board should also set out:		
(i) Measures for receiving feedback from stakeholders (eg. the board may wish to establish a process to permit stakeholders to directly contact the independent directors), and	Yes	Measures for receiving feedback from stakeholders are in place; they are contained in the Board's Corporate Governance Guidelines and Practices.
(ii) Expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials.	Yes	Expectations are contained in the Board's Corporate Governance Guidelines and Practices.
Position Descriptions		
The board should develop clear position descriptions for the chair of the board and the chair of each board committee. In addition, the board together with the CEO should develop a clear position description for the CEO, which includes delineating management's responsibilities. The board should also develop or approve the corporate goals and objectives that the CEO is responsible for meeting.	Yes	The Company has position descriptions for each of the Chair of the Board, the Chairs of the Committees and the CEO. Corporate goals and objectives are established by the Human Resources & Compensation Committee and the CEO, and approved by the Board on an annual basis.
Orientation and Continuing Education		
The board should ensure that all new directors receive a comprehensive orientation. All new directors should fully understand the role of the board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and resources that the issuer expects from its directors). All new directors should also understand the nature and operation of the issuer's business.	Yes	All new Board members are provided with a comprehensive orientation and education program. See *Board Orientation and Continuing Education.*
The board should provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as ensure their knowledge and understanding of the issuer's business remain current.	Yes	The Board holds meetings each year at various operating offices, at which local management reviews with the Board its strategies, business plans, opportunities aand risks. The Board also regularly receives relevant articles, reports and other papers impacting the health and life sciences market and the Company's particular businesses, strategy and governance as well as periodic presentations from outside consultants and specialists related to industry trends, markets and the Company's position and opportunities in such markets.

Corporate Governance Guidelines	Does MDS Align?	Comments
Code of Business Conduct and Ethics		
The board should adopt a written code of business ethics (a code). The code should be applicable to directors, officers and employees of the issuer. The code should constitute written standards that are reasonably designed to promote integrity and to deter wrongdoing. In particular, it should address the following issues: (a) conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest; (b) Protection and proper use of corporate assets and opportunities; (c) Confidentiality of corporate information; (d) Fair dealing with the issuer's security holders, customers, suppliers, competitors and employees; (e) Compliance with laws, rules and regulations; and (f) Reporting of any illegal or unethical behaviour.	Yes	The Company has comprehensive Global Business Practice Standards, see *Business Conduct and Ethics*, which include the matters described in (a) through (f). In addition, the Company has adopted a Financial Code of Ethics to supplement the Practice Standards, see *Changes in Practices*. The Standards and Code are posted on the Company's website at www.mdsinc.com, in the *Corporate Governance* section.
The board should be responsible for monitoring compliance with the code. Any waivers from the code that are granted for the benefit of the issuer's directors or executive officers should be granted by the board (or a board committee) only.	Yes	The Board is not aware of any violations of the Practice Standards or Code, and no waivers from the Practice Standards or Code have been granted by the Board.
Nomination of Directors		
The board should appoint a nominating committee composed entirely of independent directors. The nominating committee should have a written charter that clearly establishes the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the board. In addition, the nominating committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties. *If an issuer is legally required by contract or otherwise to provide third parties with the right to nominate directors, the selection and nomination of those directors need not involve the approval of an independent nominating committee.*	Yes	The Corporate Governance & Nominating Committee is composed entirely of independent Board members. Pursuant to the Committee's mandate, the Committee evaluates and recommends nominees for the Board in consultation with the Chairman and the CEO. The Committee regularly reviews the composition of the Board to determine what additional competencies, skills and personal qualities might be added to the Board with regard to the Company's evolving needs. The Charter of the committee is set out in the Company's website at www.mdsinc.com, in the Corporate Governance section.

Corporate Governance Guidelines	Does MDS Align?	Comments
The board should also consider the appropriate size of the board, with a view to facilitating effective decision-making. In carrying out each of these functions, the board should consider the advice and input of the nominating committee.	Yes	The Corporate Governance & Nominating Committee and the Board periodically consider the size of the Board and have determined at this time that between 10 and 12 members is an appropriate size to carry out its responsibilities.
The nominating committee should be responsible for identifying individuals qualified to become new board members and recommending to the board the new director nominees for the next annual meeting of shareholders.	Yes	The Corporate Governance & Nominating is responsible for identifying individuals qualified to become new Board members, and their competencies and skills are taken into consideration as well as their ability to devote the necessary amount of time to their duties on the Company's Board, and recommends all director nominees to the Board.
In making its recommendations, the nominating committee should consider: (a) the competencies and skills that the board considers necessary for the board as a whole to possess; (b) the competencies and skills that the board considers each existing director to possess; and (c) the competencies and skills each new nominee will bring to the boardroom.	Yes	All these matters are considered by the Committee.
The nominating committee should also consider whether or not each new nominee can devote sufficient time and resources to his or her duties as a board member.	Yes	Availability and commitment are considered by the Committee.
Compensation		
The board should appoint a compensation committee composed entirely of independent directors.	Yes	The Human Resources & Compensation Committee is composed entirely of independent Board members.
The compensation committee should have a written charter that establishes the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members or subcommittees), and the manner of reporting to the board. In addition, the compensation committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.	Yes	The Committee has a charter which includes all such matters – see Charter of Human Resources & Compensation Committee on the Company's website at www.mdsinc.com, in the *Corporate Governance* section.
The compensation committee should be responsible for:		

Corporate Governance Guidelines	Does MDS Align?	Comments
(a) reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those corporate goals and objectives, and determining (or making recommendations to the board with respect to) the CEO's compensation level based on this evaluation;	Yes	
(b) making recommendations to the board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and	Yes	
(c) reviewing executive compensation disclosure before the issuer publicly discloses this information.	Yes	
Regular Board Assessments		
The board, its committees and each individual director should be regularly assessed regarding his, her or its effectiveness and contribution. An assessment should consider (a) in the case of the board or a board committee, its mandate or charter, and (b) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the board.	Yes	A complete review is carried out annually. Questionnaires are delivered to each Board member pertaining to the governance process, its functioning and effectiveness. The results of the summary are reviewed with the full Board and appropriate actions taken and monitored to improve any areas deemed by Board members to require attention.

In addition, as noted earlier, the Audit Committee has a mandate which clearly defines its role and responsibilities and which is reviewed and updated annually. Each of the Committee members is independent and each is financially literate. The Board has determined that two members, including the Chair, have the necessary qualifications and/or experience to be considered audit committee financial experts under applicable Canadian and US requirements.

Schedule D: Key Board and Committee Responsibilities

A complete description of the mandate of each of the Board and committees is set out on the Company's website at www.mdsinc.com, under *Corporate Governance/Board and Committee Charters.*

BOARD OF DIRECTORS

- contribute to the formulation of and approve strategic plans;
- monitor Company performance and the execution of its business plans;
- oversee the identification by management of the principal risks of the Company's businesses as well as the implementation, by management, of appropriate processes and systems to manage such risks;
- appoint the CEO and approve the appointment of the Senior Executives of the Company and review their performance and compensation and plan for their succession upon recommendation of the Human Resources & Compensation Committee;
- review and approve management's recommendations regarding major decisions and actions, including acquisitions, divestitures, financings and capital expenditures;
- review and approve key policies developed by management on various issues such as ethics, compliance, communications and public disclosures and review, approve and monitor compliance with policies adopted by the Board;
- oversee the Company's public communication policies and their implementation, including disclosure of material information, investor relations and shareholder communications;
- oversee, with the Audit Committee, financial reporting and disclosure of the Company to obtain reasonable assurance that:
  - the Company complies with all applicable laws and regulations of governments, regulatory agencies and stock exchanges relating to financial reporting and disclosure; and
  - the accounting policies and practices, significant judgments and disclosures which underlie or are incorporated in the Company's financial statements are appropriate having regard to the Company's businesses; and
- review and approve the annual financial statements, financial reporting and disclosure and obtain reasonable assurance as to the integrity of the Company's internal control and management system.

AUDIT

- **Independent Auditor**
  - recommend to the Board the appointment or replacement of the independent auditor;
  - establish the compensation of the independent auditor;
  - have the independent auditor report directly to the Audit Committee;
  - determine the extent of involvement of the independent auditor in reviewing unaudited quarterly financial results;
  - meet with the independent auditor prior to the annual audit to discuss the planning, scope and staffing of the audit;
  - approve the selection of the senior audit partners having primary responsibility for the audit;
  - provide for the periodic rotation of the senior audit partners having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
  - at least on an annual basis, evaluate the qualifications, performance and independence of the independent auditor and the senior audit partners having primary responsibility for the audit; and
  - pre-approve all auditing services and permitted non-audit services performed by the independent auditor.
- **Financial Reporting**
  - prior to their public release and filing with securities regulatory agencies, review and discuss with management and the independent auditor the:
    - press release;
    - consolidated financial statements and notes thereto;
    - management's discussion and analysis; and
    - results of any independent auditor's review requested/approved by the Committee.
  - review the Company's unaudited quarterly financial results including:
    - any significant judgments made in the preparation of financial statements;
    - any significant disagreements among management and the independent auditors in connection with the preparation of financial statements;
    - significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements;
    - critical accounting policies and practices;
    - integrity of the Company's financial reporting processes; and
    - any correspondence with regulators or governmental agencies and any published reports, which raise material issues regarding the Company's financial statements or accounting policies.
- **Year-end Audit**
  - review of the Company's audited financial results, including:
    - all matters described above with respect to unaudited quarterly financial results;
    - results of the independent audit; and
    - all matters required to be discussed by Statement of Auditing Standards No. 61.

- **Annual Proxy Statement and Regulatory Filings**
  - issue any reports required of the Audit Committee to be included in the Company's annual proxy statement;
  - review and recommend to the Board the approval of all material documents filed with securities regulatory agencies including:
    - Consolidated Year-end Financial Statements;
    - Annual Information Form; and
    - Prospectuses.
- **Related Party Transactions and Off-Balance Sheet Structure**
  - review all related-party transactions and, if deemed appropriate, recommend approval of any particular transaction to the Board; and
  - review all material off-balance sheet structures, which the Company is a party to.
- **Internal Controls, Risk Management and Legal Matters**
  - consider the effectiveness of the Company's internal controls over financial reporting and related information technology security and control;
  - discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures; and
  - review with management, and if necessary, the Company's counsel, any legal matter which could reasonably be expected to have a material impact on the Company's financial statements or accounting policies.
- **Capital Structure, Investment and Cash Management Policies, Disclosure Policy**
  - review and approve any changes to the Company's capital structure;
  - review and approve the Company's investment and cash management policy; and
  - review and approve the Company's disclosure policy.
- **"Whistle Blower" and Related Procedures**
  - establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters.
- **Review of Charter and Self Assessment**
  - review and reassess annually the adequacy of the Committee's Charter; and
  - review annually the Committee's own performance.
- **Reporting to the Board**
  - make regular reports to the Board, but not less frequently than quarterly.

HUMAN RESOURCES & COMPENSATION COMMITTEE

- **Human Resources**
  - review of human resources development and organization structure and approve any significant programs or changes to structure.
- **Succession Planning**
  - review and report to the Board on the Company's succession planning process for the CEO and senior officers reporting to the CEO.
- **Compensation**
  - review compensation principles and practices and approve any significant changes to such principles and practices;
  - review and make recommendations to the Board on the compensation of the CEO;
  - review and report to the Board on annual objectives against which to assess the CEO and on its assessment of the CEO's performance against those objectives;
  - review and approve the compensation of senior officers reporting to the CEO;
  - evaluate periodically the competitiveness of the cash and equity compensation programs for senior management and initiate action or make recommendations to the Board as appropriate;
  - review all employee compensation and stock equity plans including Short-Term Incentive Plan, Mid-Term Incentive Plan, Stock Option Plan, Stock Purchase Plans and approve changes to such plans, provided that any plan amendments which will have a material cost increase or material effect on the Company or the participants requires Board approval;
  - administer the Company's Employee Stock Option Plan, Stock Purchase Plan, Mid-Term Incentive Plan and such other equity based plans as may be delegated to it from time to time by the Board; and
  - report on an annual basis to the Board and Shareholders, the policies of the Committee for determining executive compensation.
- **Review of Charter and Self Assessment**
  - review and reassess annually the adequacy of the Committee's Charter; and
  - review annually the Committee's own performance.
- **Report to the Board**
  - the Chair of the Committee or designate shall report to the Board after each meeting the significant matters addressed by the Committee at such meeting.

CORPORATE GOVERNANCE & NOMINATING COMMITTEE

- **Corporate Governance**
  - develop and recommend to the Board, corporate governance guidelines applicable to the Company;
  - annually review the corporate governance guidelines and practices of the Company and, if appropriate, recommend changes to such guidelines and practices to the Board or management;
  - monitor the appropriateness of the Company's governance systems with regard to external governance standards and with emphasis on "continuous improvement";
  - review regularly the effectiveness of the Board and its committees in meeting its governance objectives and in its relationship with management; and
  - review any shareholder proposal received by the Company and recommend to the Board the Company's response.
- **Nominating**
  - review the makeup and needs of the Board, identify and recommend candidates for Board membership;
  - establish the criteria for membership; such criteria should cover, among other things, diversity, experience, skill set and the ability to act on behalf of shareholders;
  - in consultation with the Board and CEO and, on an ongoing basis, maintain a database of potential candidates;
  - utilize such outside agencies or third parties at the cost of the Company, as the Committee deems necessary to assist in identifying potential candidates;
  - review and make recommendations from time to time on the Guidelines for Selection, Term, Retirement and Evaluation of Directors; and
  - recommending to the Board the annual nominees to the Board for presentation to the shareholders.
- **Director Compensation**
  - review and recommend to the Board the form and adequacy of compensation for independent Directors.
- **Director Indemnification and D&O Insurance**
  - review and recommend to the Board the appropriateness and adequacy of the policy of indemnification of directors. In that regard, the Chair of the Committee and the Chair of the Audit Committee shall consult in connection with any renewal or change to the Directors' and Officers' liability insurance coverage.
- **Review of Charter and Self Assessment**
  - review and reassess annually the adequacy of the Committee's Charter; and
  - review annually the Committee's own performance.
- **Report to the Board**
  - the Chair of the Committee or designate shall report to the Board after each meeting the significant matters addressed by the Committee at such meeting.

ENVIRONMENT, HEALTH & SAFETY COMMITTEE

- **EH&S Strategic Plan**
  - review and provide assistance with the development of an over-all Environment, Health and Safety five-year strategic plan and shall monitor its implementation. Such plan shall be reviewed annually.
- **Reporting of Significant EH&S Events**
  - receive reports of any significant Environment, Health and Safety incidents or occurrences and steps taken to address and mitigate recurrence thereof.
- **Executive Council Recommendations**
  - review any recommendations of the Executive Council of the Company related to Environment, Health and Safety matters.
- **Review and Assessment of EH&S Systems**
  - review and assess on an annual basis the Environment, Health and Safety Management System of the Company and report to the Board on any recommended action to maintain, strengthen or improve such System and over-all compliance by the Company with environmental laws and regulations, industry standards and the internal policies of the Company.
- **EH&S Due Diligence on Acquisitions, Mergers, etc.**
  - review reports provided by management regarding all environment, health and safety issues related to all acquisitions, mergers or other similar transactions.
- **Site Visits**
  - visit Company sites as necessary or appropriate for the purposes of meeting those site employees responsible for environmental health and safety; and conducting an environment and/or a health and safety related review of the site.
- **Corporate Crisis Communications Team**
  - receive a regular report on any environment, health and safety issues that are brought to or managed by the MDS Corporate Crisis Communications Team and shall, where appropriate, report them to the Board.
- **Review of Charter and Self Assessment**
  - review and reassess annually the adequacy of the Committee's Charter; and
  - review annually the Committee's own performance.
- **Report to the Board**
  - the Chair of the Committee or designate shall report to the Board after each meeting the significant matters addressed by the Committee at such meeting.

MDS

Science advancing health

MDS Inc.
100 International Blvd.
Toronto, Ontario
Canada M9W 6J6

www.mdsinc.com

Financial Review



MDS

Science advancing health

2005 Annual Report

Financial Review

MDS
Science advancing health

2005 Annual Report

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the *Securities Act* (Ontario) and the *United States Private Securities Litigation Reform Act* of 1995. We may make such statements in this document, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2006, our medium-term goal, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectation, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, management of credit, market, liquidity and funding and operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar and the Euro; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations and enforcement thereof; judicial judgments and legal proceedings; our ability to obtain accurate and complete information from or on behalf of our customers and counter-parties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to the war on terrorism; and our success in anticipating and managing the foregoing risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

MANAGEMENT'S DISCUSSION AND ANALYSIS

January 10, 2006

Following is management's discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the year ended October 31, 2005 and its financial position as at October 31, 2005. This MD&A should be read in conjunction with the consolidated financial statements and notes that follow. For additional information and details, readers are referred to the quarterly financial statements and quarterly MD&A for 2005 and the Company's Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com.

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of MDS's current results and to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

In this MD&A we describe certain income and expense items that are unusual or non-recurring. These terms are not defined by generally accepted accounting principles (GAAP). Our usage of these terms may vary from the usage adopted by other companies. We identify the impact of these amounts on operating income and on earnings per share (EPS). We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

In addition, terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); EBITDA margin; adjusted EPS; and backlog are not defined by GAAP, and our use of such terms or measurement of such items may vary from that of other companies. Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

Tabular amounts are in millions of Canadian dollars, except per share amounts and where otherwise noted.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Introduction

MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments.

Discontinued operations

All financial references in this document exclude our discontinued generic radiopharmaceuticals operations, our US laboratory operations, certain early-stage pharmaceutical research services operations, and our interests in Source Medical Corporation (Source) and Calgary Laboratory Services Partnership (CLS). All financial references for the prior years have been restated to reflect this treatment. From the amounts reported in our 2004 annual report, revenues for 2004 and 2003 have been reduced by $285 million and $277 million, respectively, and income from continuing operations has been reduced by $5 million and $1 million, respectively.

Strategic initiatives

On September 1, 2005, we announced our strategic plan to pursue growth in the global life sciences market and dispose of assets that do not contribute to the Company's areas of focus. The announcement also included a restructuring plan to reduce overhead and better align resources and infrastructure costs. Our goal is to realize significant cost savings that will enable us to remain competitive in the face of a weak US dollar and to gain the agility needed to compete successfully in today's global life sciences market. We recorded a net restructuring charge of $72 million in fiscal 2005, reflecting activities taking place across all of our businesses. In fiscal 2004, we recorded restructuring charges of $13 million related primarily to reductions in corporate overheads and the loss of our Saskatchewan diagnostics business. Restructuring charges of $28 million for 2003 reflected workforce reductions and capital asset writedowns associated with the commencement of certain change initiatives.

During the year, we discontinued certain early-stage businesses within our pharmaceutical research services segment and, consistent with our announced strategic plan to dispose of assets that do not contribute to the Company's area of focus, our interests in Source and CLS were also classified as discontinued operations. Subsequent to year-end, our interest in Source was sold to our partner, Cardinal Health Inc. for $79 million, and late in the fourth quarter, the Calgary Health Region, our partner in CLS, notified us of their intent to exercise their option to acquire our partnership interest.

Our September 1, 2005 announcement also outlined our intent to find an alternate ownership structure for our diagnostics business that realizes the maximum value for shareholders. The detailed plan to achieve this objective is being developed and, therefore, we have not reflected the balance of our diagnostics business as discontinued at this time.

Operating highlights

Revenue for 2005 was $1,489 million, up slightly from $1,479 million in 2004. Our pharmaceutical research services realized 7% growth in revenue, which was driven mainly by the continued growth in our late-stage business. Our isotopes business did not duplicate the strong prior year performance, mainly due to the impact of the US dollar and lower sales of production irradiators. Revenues from analytical instruments and diagnostics were level when compared to the prior year.

Overall, consolidated revenue continues to be negatively affected by the declining US dollar. The majority of our Life Sciences revenues are denominated in US dollars and are earned from exports or by operations based in other countries. From the beginning of fiscal 2003 to the end of fiscal 2005, the US dollar to Canadian dollar monthly average exchange rate has fallen from $1.57 to $1.18. While we have been successful at mitigating a significant portion of this decline to date, we have not offset it totally. In 2005, our revenues would have been $56 million higher had the 2004 exchange rate been applied for this year. Adjusting for this change in the US dollar exchange rate, our revenues grew by 4% in 2005.

Operating income for 2005 was $76 million, down from $137 million for 2004. Adjusted operating income for 2005 was $172 million compared to $248 million in 2004. Adjustments include the costs of our announced restructuring initiatives and valuation provisions related to certain long-term investments. Adjusted EBITDA was $241 million at a margin of 16% compared to $306 million at a margin of 21% last year. Adjusted EBITDA is reconciled to operating income in a table under the heading Operating Income.

The depreciating US dollar resulted in a $26 million decrease in operating income. The fiscal 2005 average rate of exchange between the Canadian and US dollar was $1.21 compared to $1.32 last year, and our effective translation rate on revenues was $1.30 versus $1.40, taking into account the impact of our hedging program. EPS for 2005 was $0.30, down from $0.44 for 2004. Earnings were lower by $0.11 per share as a result of this currency change. In 2004 and 2003, earnings were lower by $0.10 and $0.04 per share, respectively.

We also recorded valuation provisions and investment writedowns this year, including an $8 million write-off of purchased technology that was no longer compatible with our plans for our pharmaceutical research services business and an investment impairment charge of $6 million due to the uncertainty surrounding the collection of a long-term financial instrument. Valuation provisions for the prior year of $35 million included $20 million associated with the writedown of investments in two investee companies and a $15 million reduction in the value of certain deferred development costs.

In fiscal 2003, we took provisions totalling $77 million against three investees, including a $21 million write-off of our investment in Hemosol Corp., a company which declared bankruptcy shortly after our 2005 year-end. As at October 31, 2005, our remaining venture capital and other long-term investment portfolio had a carrying value of $46 million compared to $49 million at the end of last year. We have in place an active program to monitor these investments and to liquidate this portfolio as opportunities arise.

Revenues

Consolidated revenues were $1,489 million this year, as strong growth in late-stage pharmaceutical research services was balanced by a decline in isotopes revenues, resulting from the impact of the US dollar and lower sales of production irradiators.

		2005	% Change		2004	% Change		2003
Pharmaceutical research services								
Early-stage	$	336	-	$	336	3%	$	327
Late-stage		207	20%		173	15%		150
		543	7%		509	7%		477
Isotopes								
Gamma sterilization		79	(14%)		92	44%		64
Nuclear medicine		210	(4%)		219	5%		208
Teletherapy systems		36	(8%)		39	8%		36
		325	(7%)		350	14%		308
Analytical instruments		286	1%		282	4%		270
Life Sciences segment		1,154	1%		1,141	8%		1,055
Health segment - Diagnostics		335	(1%)		338	2%		333
Consolidated revenues	$	1,489	1%	$	1,479	7%	$	1,388

In our late-stage business, revenues from our central laboratory services and global clinical development services increased 37% and 9%, respectively, compared to the prior year as strong sales continued in this area and we continued to convert our growing backlog to revenue.

Our overall early-stage research business was flat; however, our early clinical and pharmacology businesses experienced 11% growth this year. Offsetting otherwise strong growth in our early-stage operations was a significant decrease in revenue from bioanalytical services stemming from the ongoing US Food & Drug Administration (FDA) review at our Montreal facility and a resulting reduction in opportunities to bid on bioanalytical services contracts. We expect this softness in bioanalytical to lessen once we complete the FDA review. To ensure that we remain on track to complete the FDA review within the one-year timeframe agreed to with the FDA, we significantly increased the dedicated resources in the year. We are meeting regularly with our customers to regain work.

Our average pharmaceutical research backlog continues to expand and was US$340 million at the end of fiscal 2005, an increase of approximately 13% when compared to the US$300 million in backlog at the end of 2004 and up 48% from US$230 million reported for October 2003.

Backlog measures are not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded. We report our backlog in US dollars to reflect the underlying currency of the majority of such contracts and, therefore, reduce the volatility that would result from converting the measure to Canadian dollars.

Revenue from our isotopes business was down 7% compared to the prior year; however, adjusted for the impact of the declining US dollar, the decrease in revenue was 2%. Our supply of cobalt was more limited this year compared to last year due to our dependence on the reactor operating and maintenance schedules of our suppliers. During 2004, we were able to realize significantly improved supply conditions from our suppliers compared to 2003, which contributed to revenue growth in that year. Demand for cobalt remains healthy, and we took steps during 2005 to increase our supply, signing a new contract with Rosenergoatom and renewing our existing contract with Bruce Power Limited Partnership.

We benefited from strong shipments of self-contained irradiators, which increased 19% over last year. Our TheraSphere® product, which provides an innovative treatment option for liver cancer, experienced substantial growth compared to the prior year, and we continue to offer expanded nuclear medicine services such as the first commercially available copper-64 (Cu-64) isotope to provide physicians with higher resolution images in diagnostic and therapeutic medical applications.

In 2004, we concluded a US$25 million agreement with Biogen Idec Inc. to buy out certain minimum purchase commitments related to the supply of yttrium-90. The proceeds of this agreement were recorded as deferred revenue and are being recognized in income over the original five-year contract term which ends in February, 2007.

Customer shipments of analytical instruments were up 10% compared to the prior year, with 7% of this increase related to our new MALDI products. To broaden our access to the markets we serve, a number of new instruments were launched this year, including the 3200 Q TRAP® and API 3200™ mass spectrometers aimed at applied markets. Shipments of triple quad instruments continued to be strong and remain the core platform of this business; however, sales of our ELAN products were down versus 2004 mainly as a result of the slow semiconductor market and reduced backlog. Weakness was most evident in the first half of this year, but by year-end, we were seeing signs of improvement in all markets.

Revenue from our diagnostics business was down marginally compared to the prior year. Incremental patient volume in British Columbia (BC) led to better than expected results in that market and moderately counteracted the BC fee reduction which came into effect on July 1, 2004. The increase in patient volume reflected the ongoing demographic changes and growth in the utilization of community laboratories. During the year, the agreement with the Ontario Ministry of Health and Long-Term Care expired. Subsequent to year-end, renewal negotiations commenced and we continue to bill under the old agreement during the discussions.

Operating income

		2005		2004		2003
Operating income	$	**76**	$	137	$	186
Adjusted for:						
Restructuring charges		**72**		13		28
Valuation provisions and investment writedowns		**21**		35		75
Other (gains) and charges		**3**		(18)		(51)
MDS Proteomics		**-**		81		35
Adjusted operating income	$	**172**		248	$	273
Depreciation and amortization		**69**		58		57
Adjusted EBITDA	$	**241**	$	306	$	330
Adjusted EBITDA margin		**16%**		21%		24%

The impact of the US dollar on export revenues had a significant flow-through effect on operating income in 2005 and 2004, as a large proportion of our Life Sciences revenues are denominated in US dollars but the majority of our costs are in Canadian dollars. This is discussed in more detail under the heading Impact of the US dollar on reported results. Incremental FDA review costs, coupled with the decreased performance of our bioanalytical business also contributed to the decline in operating income in 2005.

In 2005, our selling, general, and administrative expenses (SG&A) increased by $40 million; and increased 250 basis points expressed as a percentage of revenue. Spending was up on our new information technology (IT) infrastructure, including our common business system platform, and we centralized a number of services into a shared services format. With the exception of our investment in the common business system, we have determined that many of these changes will not produce the desired effects, and our September 1, 2005 announcement included our decision to eliminate our Enterprise Services unit and rescale our IT infrastructure. We expect these initiatives to reduce our SG&A expenses in future years.

To improve our operating results, we implemented a restructuring plan which included a reduction of our global workforce by approximately 700 employees. Approximately one-quarter of the headcount reduction comes from our Corporate and now disbanded Enterprise Services areas. Net restructuring charges were $72 million in 2005.

Research and development (R&D) costs were $31 million during the year, a decrease of $7 million when compared to last year. The prior expense included R&D costs of $14 million relating to the Proteomics business, which was discontinued in July 2004. Spending during the last two years was primarily attributable to new products such as the cell-based assay technology CellKey™ System, 4800 MALDI TOF/TOF™ instruments and other future mass spectrometer products.

Depreciation and amortization expense amounted to $69 million or a 6% increase as compared to last year, primarily because we began to amortize the cost of our new common business system mid-year.

On December 2, 2005, Hemosol Corp. (Hemosol), declared bankruptcy. In 2003, we wrote down the carrying value of our equity interest in Hemosol to nil, although we continued to provide a guarantee of Hemosol's bank debt. As a result of the bankruptcy, Hemosol's bank requested payment by MDS under the guarantee, and on December 8, 2005, we paid the bank $20 million. In doing so, we assumed the loan and the senior security position held by the bank.

In conjunction with another secured lender who ranks second to us in preference, we have agreed to provide up to $1 million of debtor-in-possession (DIP) financing to facilitate an orderly liquidation of Hemosol. This new funding will rank in preference to our existing secured position. Acting with our approval, the bankruptcy trustee has initiated a liquidation process.

The valuation of Hemosol and its assets is highly uncertain at this time. Although we will have the first claim on any proceeds of the bankruptcy after the DIP financing is repaid, we are unable at this time to determine whether or not there will be sufficient proceeds to fully recover our $20 million loan guarantee payment.

Equity accounting is required when losses of an investee create an economic exposure for the shareholder. We recorded $7 million as our share of the operating losses sustained by Hemosol since it was restructured in 2004.

Other income (expenses) included the following items:

		2005		2004	2003
Impairment of long-term investments	**$**	**(6)**	$	(22)	(77)
Impairment of intangible assets		**(8)**		(15)	-
Writedown of MDS Proteomics equipment		**-**		(10)	-
Gain on patent litigation		**-**		14	39
Gain on reorganization of MDS Proteomics		**-**		8	-
Gain on sale of businesses and investments		**-**		4	12
Impairment of MDS Proteomics goodwill		**-**		(53)	-
Unrealized loss on interest rate swaps		**(3)**		-	-
	$	**(17)**	$	(74)	(26)

During the year, we determined that a $6 million long-term investment was impaired based on our assessment of the likelihood of collecting this loan receivable. In addition, we recorded an $8 million impairment charge related to a five-year licensing agreement with an investee that granted us access to certain biomarker-related technology. This technology became redundant when we launched the Biomarker Alliance with a number of partners in June, 2005.

In 2004, we recorded a $15 million charge to reduce the carrying value of certain intangible assets to an estimate of their realizable value. In addition, we recorded a $20 million reduction in the carrying value of our investments in Iconix Pharmaceuticals, Inc. and Evolved Digital Systems Inc. to reflect a decline in value that we determined to be other than temporary in nature.

In 2003 and 2004, we recorded gains of $39 million and $14 million, respectively, resulting from a successful US patent infringement suit against Micromass/Waters. Our intellectual property portfolio contributes to our competitive advantage, and we will continue to aggressively defend our intellectual property against infringements.

In 2003, we recorded valuation provisions related to certain long-term investments and recorded a gain resulting from the sale of our European-based Oncology Software Solutions business. We recorded a further gain in 2004 following the sale of shares of the acquirer that we received as part of the consideration.

Operating income and operating margin by segment (excluding Proteomics) for the past three years were:

		2005			2004			2003
		Operating Income	**Operating Margin**		Operating Income	Operating Margin		Operating Income	Operating Margin
Life Sciences	**$**	**31**	**3%**	$	160	14%	$	188	18%
Health		**45**	**13%**		58	17%		30	9%
	$	**76**	**5%**	$	218	15%	$	218	16%

Operating income from our Life Sciences and Health segments as reported in the consolidated financial statements reconciled to adjusted EBITDA and adjusted EBITDA margin was:

	Life Sciences			Health		
	2005	2004	2003	**2005**	2004	2003
Operating income	**$ 31**	$ 160	$ 188	**$ 45**	$ 58	$ 30
Adjusted for:						
Restructuring charges	**55**	8	19	**17**	5	9
Valuation provisions and investment writedowns	**21**	25	46	**-**	10	29
Other (gains) and charges	**3**	(18)	(51)	**-**	-	-
Adjusted operating income	**110**	175	202	**62**	73	68
Depreciation and amortization	**61**	52	47	**8**	6	10
Adjusted EBITDA	**$ 171**	$ 227	$ 249	**$ 70**	$ 79	$ 78
Adjusted EBITDA margin	**15%**	20%	24%	**21%**	23%	23%

The impact of currency and the increased SG&A spending in 2005 had an impact on adjusted EBITDA for the Life Sciences segment. The adjusted EBITDA margin for the Health segment has not been affected by the US currency issue. The portion of SG&A that is incurred centrally is allocated to our segments proportionately based on revenues.

Impact of the US dollar on reported results

During the course of the past four years, the value of the US dollar has declined sharply. Comparative rates for the past four years, (based on the monthly average rate as determined by the Bank of Canada (BOC)) were:

	Average BOC Rate	MDS Effective Rate	Average MDS Hedge Rate	Hedge Gain (Loss)
2002	$ 1.57	$ 1.56	$ 1.54	$ (4)
2003	$ 1.44	$ 1.49	$ 1.56	$ 22
2004	$ 1.32	$ 1.40	$ 1.49	$ 44
2005	**$ 1.21**	**$ 1.30**	**$ 1.35**	**$ 48**

Our effective rate reflected the rate at which US dollar-denominated revenues were, on average, translated into Canadian dollars. It reflects a blend of actual average exchange rates and the rate applied to revenues sheltered by our hedges.

During this time, we maintained an active hedge book that sheltered our results from a portion of this decline, realizing average hedge rates and hedging gains as noted above. Our hedge program focuses on US dollar revenues earned by our Canadian-based export businesses. We do not hedge the results of our foreign-based operations.

Interest

Interest expense was $21 million, down slightly from the $23 million incurred last year. The majority of our long-term debt is in fixed instruments; however, the 25% of our Senior Unsecured Notes that is subject to floating rates as a result of interest rate swap agreements continued to benefit from lower rates.

During the year, we capitalized $9 million of interest costs related to the MAPLE construction project (2004 - $8 million; 2003 - $8 million).

Dividend and interest income increased 50% in the year, resulting in a $12 million contribution to earnings.

Minority interest

Minority interest is incurred with respect to non-controlling ownership interests in our BC and Ontario laboratory operations and MDS Proteomics (prior to July 29, 2004). Minority interest in prior years was lower as losses incurred by MDS Proteomics offset minority interest in the income of the laboratory business.

Income taxes

The effective tax rate for 2005 was 25% (2004 - 47%; 2003 - 48%). The markedly lower tax rate in 2005 is attributable to the fact that the LPBP Inc. tax assets realized in the year have a greater impact on the overall tax rate as our pre-tax earnings were lower in 2005 than in prior years.

In December 2005, income tax rate increases were enacted by the Province of Quebec. Our accounts include net future tax liabilities that will increase by $3 million due to this rate increase. This impact will be reported as a future tax expense in the first quarter of 2006.

Discontinued operations

During the year, we classified certain early-stage pharmaceutical research services businesses as discontinued operations, along with our interests in Source and CLS. The results of these businesses over the last three years were as follows:

		2005		2004		2003
Revenues	**$**	**347**	$	385	$	426
Cost of revenues		**(289)**		(317)		(349)
Selling, general and administrative		**(42)**		(61)		(73)
Depreciation and amortization		**(6)**		(10)		(10)
Gain on the sale of discontinued operations		**6**		-		-
Net restructuring charges		**(3)**		(1)		(22)
Goodwill writedown		**(18)**		-		-
Net operating loss		**(5)**		(4)		(28)
Interest expense		**(1)**		(1)		(1)
Dividend and interest income		**1**		-		-
Income taxes		**(4)**		(4)		(3)
Minority interest		**(2)**		(3)		(2)
Loss from discontinued operations		**(11)**		(12)		(34)
Basic loss per share	**$**	**(0.08)**	$	(0.08)	$	(0.24)

We are negotiating with our partner in CLS for a buyout of our interest and we expect that the business agreement will be finalized in early 2006. A goodwill impairment charge of $15 million was recorded to reflect our anticipated recovery from this sale.

In November 2005, we completed the sale of our interest in Source to Cardinal Health for proceeds of $79 million. The gain on this transaction will be tax sheltered due to the realization of certain capital losses within MDS.

Earnings per share

Adjusted earnings per share for the year were as follows:

		2005		2004		2003
Basic and diluted earnings per share from continuing operations – as reported	$	**0.30**	$	0.44	$	0.58
Adjusted for:						
Restructuring		**0.38**		0.06		0.13
Valuation provisions and investment writedowns		**0.13**		0.22		0.51
Other (gains) and charges		**0.01**		(0.09)		(0.25)
MDS Proteomics		**-**		0.47		0.24
Adjusted EPS	$	**0.82**	$	1.10	$	1.21

Liquidity and capital resources

		2005		2004	Change		2003	Change
Cash and cash equivalents	$	**265**	$	296	(10%)	$	260	14%
Operating working capital[1]	$	**84**	$	126	(33%)	$	64	97%
Cash from continuing operating activities	$	**145**	$	182	(20%)	$	269	(32%)
Current ratio (excludes net assets held for sale)		**1.6**		1.9	(16%)		1.9	-
Accounts receivable turnover		**5.4**		5.3	2%		5.7	(7%)

[1] Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

The decrease in the current ratio is mainly due to the elevated accounts payable and accrued liabilities position at year-end resulting from our restructuring program. The accounts receivable turnover ratio is in line with traditional levels.

Our liquidity needs can be satisfied from cash generated from operations and short-term borrowings against our available lines of credit. During the year, we negotiated a $500 million, five-year committed, revolving credit facility which replaced our previous $225 million credit facility. No funds were borrowed under the facility as of October 31, 2005.

Our primary uses of cash flow are operational expenses, investment in capital, dividends, interest and principal payments on our debt securities and our share repurchase program. During the year, we renewed our normal course issuer bid (NCIB) which authorizes us to repurchase up to 12,382,572 Common shares from time to time for a one-year period ending June 20, 2006. The repurchase of shares, if any, will be dependent upon the availability and alternative uses of capital, market conditions and other factors. In 2005, we repurchased and cancelled 799,000 Common shares for $13 million under the NCIB.

Cash provided by continuing operating activities was $145 million, representing a decrease of $37 million compared to last year. Valuation provisions and depreciation and amortization of long-term assets totalled $93 million (2004 - $175 million including the impact from MDS Proteomics) and represented the majority of the non-cash items that did not affect operating cash flow. Operating cash flow was significantly impacted by our foreign currency exposure in excess of our forward exchange contracts. Working capital at year-end was down by 33% or $42 million, primarily due to higher levels of accounts payable and accrued liabilities related to our restructuring provision.

Cash used in investing activities (excluding discontinued operations) increased by $27 million. This increase was mainly due to incremental spending to maintain and renew our capital asset base, including the increase in the cost of the MAPLE project, and our investment in new products. Offsetting cash used in investing activities are proceeds received from the sale of our discontinued operations.

Cash used in financing activities (excluding discontinued operations) during the year was $33 million, an increase of $26 million versus last year. The increase was mainly due to a $5 million increase in cash dividend payments to shareholders. Financing activities in 2004 also included a $14 million deferred revenue cash inflow not repeated this year.

We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated capital expenditures, research and development expenditures and other cash requirements in 2006. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash. We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Certain items from our full-year 2005 consolidated statement of cash flows filed in the fourth quarter have been adjusted to reflect the reclassification of non-cash items.

Contractual obligations

The following table summarizes our contractual obligations as at October 31, 2005, and the effect such obligations are expected to have on our liquidity and cash flows in future years. The table excludes amounts already recorded on the consolidated balance sheet as current liabilities and certain other purchase obligations discussed below:

	2006	2007	2008	2009	2010	Thereafter
Long-term debt	$ 13	$ 23	$ 109	$ 22	$ 33	$ 268
Operating leases	35	30	24	20	18	25
Other contractual obligations	90	68	62	60	55	147
	$ 138	$ 121	$ 195	$ 102	$ 106	$ 440

Long-term debt consisted of $368 million of senior unsecured notes issued under a private placement during 2003, a $35 million (US$30 million) note payable in connection with our MALDI acquisition last year, a $45 million non-interest bearing government loan and other commitments totalling $20 million.

We have long-term supply arrangements totalling $254 million with certain suppliers that provide us with radioisotopes. This amount is included in other contractual obligations. These agreements provide for minimum purchase quantities, and certain prices are based on market rates at the time of delivery. The remaining balance of other contractual obligations is inclusive of an original commitment totalling $211 million relating to the outsourcing of our information technology infrastructure to IBM and obligations pertaining to the implementation of our common business system. We are currently in discussions with this supplier to reduce this obligation and we have recorded certain charges in our restructuring reserves relating to this commitment.

The Company has entered into contracts for other outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

The expected timing of payment of the obligations discussed above is estimated based on current information. The timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, or for some obligations, changes to agreed-upon amounts.

Guarantees

In the normal course of operations, we provide indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of various events. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay to counterparties.

Off-balance sheet arrangements

MDS does not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Derivative instruments

We use derivative financial instruments to manage our foreign currency and interest rate exposure. These instruments consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with established risk management policies and procedures. All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the Company utilizes financial information provided by certain of these banks to determine the fair market values of the financial instruments.

The net mark-to-market value of all derivative instruments at October 31, 2005 was $3 million. We recorded a mark-to-market loss of $3 million as a result of the ineffectiveness of certain interest rate swaps during the fourth quarter of 2005.

Notes 1 and 25 to our consolidated financial statements provide more detail on our accounting for and quantity of derivatives.

Capitalization

	2005	2004	Change	2003	Change
Long-term debt	**$ 468**	$ 485	(4%)	$ 542	(11%)
Less: cash and cash equivalents	**(265)**	(296)	(10%)	(260)	14%
Net debt	**203**	189	7%	282	(33%)
Minority interest	**20**	21	(5%)	63	(67%)
Shareholders' equity	**1,425**	1,421	-	1,372	4%
Capital employed[1]	**$ 1,648**	$ 1,631	1%	$ 1,717	(5%)

[1] Capital employed is a measure of how much of our net assets are financed by debt and equity.

Long-term debt decreased from $485 million to $468 million between October 2004 and October 2005. Loan payments were $1 million in 2005, compared to $2 million in the prior year. Overall, the change in long-term debt reflects the revaluation of our senior unsecured notes to year-end exchange rates. The US dollar depreciated by 4 cents (2004 - 10 cents) between 2004 and 2005 year-ends, resulting in a further unrealized gain on this debt of $11 million (2004 - $30 million) and bringing the total cumulative unrealized gain to $124 million. This unrealized gain is recorded in the cumulative translation adjustment account.

Share capital

	2005	2004	2003
Balance - Beginning of the year	**141,826**	141,122	140,507
Issued during the year	**1,072**	1,561	925
Repurchased and cancelled	**(799)**	(857)	(310)
Outstanding - end of year	**142,099**	141,826	141,122
Dividends declared per share	**$ 0.13**	$ 0.09	$ 0.10
Market price per share:			
High	**$ 21.65**	$ 23.20	$ 23.95
Average	**$ 18.37**	$ 20.30	$ 20.13
Low	**$ 15.39**	$ 18.17	$ 17.43
Book value per share[1]	**$ 10.03**	$ 10.02	$ 10.10

[1]Book value per share is calculated as Common shareholders' equity divided by the number of Common shares outstanding.

Risks and uncertainties

This section outlines risks and uncertainties that can have an impact on our operating results and financial position over the course of a year. A more detailed discussion of long-term risks and uncertainties and industry trends is contained in our Annual Information Form.

Exposure to foreign currencies

Approximately 95% of Life Sciences revenue is earned outside of Canada based on the customer's location, including 58% that results from exports from Canada. The majority of our export product revenues and a significant component of our foreign activities are denominated in US dollars. We believe that continued expansion outside of Canadian markets is essential if we are to achieve our growth targets. This expansion will subject us to volatility associated with changes in the value of the Canadian dollar.

We manage exchange rate risk principally through the use of foreign exchange contracts. At October 31, 2005, we had outstanding US dollar contracts and options in place to sell up to US$139 million and, in certain circumstances, up to US$179 million, at a weighted average exchange rate of C$1.22 maturing over the next eight months. We treat these contracts as hedges for accounting purposes.

In addition to foreign operations and export sales, our senior unsecured notes payable are denominated in US dollars. This long-term debt is considered a hedge of our net investment in our US operations. Depending on changes in the value of the US dollar, repayment of this debt may require more cash than the value of this debt as it is currently reported.

MDS maintains a centralized treasury function that operates under policies and guidelines approved by the Board of Directors, covering foreign currency exchange, funding, investing, and interest rate management. MDS's policies and guidelines prevent it from using any derivative instrument for trading or speculative purposes.

MDS will continue to monitor its current and anticipated exposure to fluctuations in foreign currency exchange rates and enter into currency derivatives contracts to manage the exposure.

Government regulation and funding

The cost of compliance with government regulation is necessary and impacts most of our businesses. Changes in policies, procedures, systems and staff training required by government regulation can have the effect of increasing the costs we incur to provide our products and services. We manage this risk to the degree possible through active participation in the review and approval process with regulatory bodies such as the FDA and the Canadian Nuclear Safety Commission.

Our pharmaceutical research facilities and our isotope manufacturing facilities are subject to audit and approval by the FDA and similar agencies. Failure to achieve approval by these agencies will impact our ability to secure contracts to perform work. Audit reports issued by relevant regulatory bodies could directly impact our ability to attract and retain work, as was the experience in 2005 for our Montreal bioanalytical research facilities. We capitalize on such experiences by formalizing the learning into our standards to improve our quality assurance practices and customer quality and services.

Regulatory policies are designed to protect the public's health and can impact our drug development revenues if our customers are unable to move compounds from one stage to the next in a timely manner. We mitigate this risk by limiting our exposure to individual compounds and we maintain a balanced portfolio of development contracts.

Our diagnostics businesses in Canada are heavily dependent on both government licensing and government funding. The level of government funding directly reflects government policy related to heath care spending, and decisions can be made regarding funding that are largely beyond our control. A change in the level of reimbursement for diagnostic testing could have a material impact on our operating results and cash flows in a year.

MAPLE project

We have contracted with Atomic Energy of Canada Limited (AECL) for the construction and operation of two new, special purpose reactors and a processing facility for the production of reactor-based isotopes. This project is currently five years behind schedule and nearly 200% over the initial budget. The project has encountered significant delays, and we have not been able to achieve satisfactory solutions to certain financial issues.

We continue to be disappointed with AECL's performance in resolving technical and regulatory issues on this project. AECL has advised us that they remain confident that, in time, all technical issues will be resolved and the reactors and associated processing facility will receive the requisite regulatory approvals. At this time, we do not have sufficient reliable information from AECL to predict with any reasonable degree of accuracy when commercial production will commence in the new facilities.

In the absence of the MAPLE facility, we depend on the Nuclear Research Universal (NRU) reactor operated by AECL for the supply of the majority of our reactor isotopes. The NRU reactor has been a reliable source of reactor-based isotopes since the inception of the Company and we have never experienced a prolonged supply disruption from this reactor. The current operating license issued by the Canadian Nuclear Safety Commission (CNSC) for the NRU reactor has been extended from December 31, 2005 until July 31, 2006. The term of this license will now coincide with those of other AECL Chalk River facilities and this extension will allow time for AECL to complete a formal application for a five-year license renewal.

During 2005, $63 million of costs were capitalized with respect to the MAPLE reactor project, including $54 million of design, construction and installation costs, and $9 million of interest. At October 31, 2005, the total amount capitalized on this project was $393 million. This amount is net of cost-sharing payments which we have received to date from AECL and which are significantly less than the amount to which we believe we are entitled.

We expect to continue our current accounting practices for this project until construction is completed, following which we will cease capitalizing costs and will commence recording amortization expense. The change from capitalization to amortization is expected to take place gradually over a period of several months as production volumes from the older NRU reactor are transitioned to the new facility. Financial responsibility for decommissioning costs of both the NRU and the MAPLE facilities and liabilities related to any nuclear incidents are now and will remain the responsibility of AECL.

Construction costs for this project, as well as AECL's current estimates of operating costs, significantly exceed initial estimates. Financial responsibility for construction cost overruns and portions of pre- and post-commissioning operating costs are the subject of a dispute with AECL. Earlier this year, we commenced a mediation process with AECL in an attempt to settle our dispute. Formal mediation proceedings were held during the fourth quarter and the mediation process is ongoing.

Given current uncertainties, it is not possible, at this time, to predict the final construction costs or operating costs that will be borne by MDS. Accordingly, it is also not possible to predict the overall impact on our operating profitability following the transition from the current operating environment to the new facility.

While we believe that the facility will eventually be completed and commissioned and will secure the necessary regulatory approvals, it is not possible to predict when these steps will occur. In the meantime, we depend upon the NRU reactor to supply the majority of our reactor isotopes.

Intellectual property
Our Life Sciences businesses are each dependent on intellectual property either in the form of patent protection of key technologies or unpatented proprietary methods and knowledge. We are exposed to the risk that others may gain knowledge of our proprietary methods, infringe on patents, or develop non-infringing competitive technologies. While we take vigorous action to defend our positions, we may not be able to control usage of this intellectual property by others to compete against us.

Acquisition and integration
MDS's growth strategy involves our ability to acquire, successfully integrate and operate businesses that contribute to our overall core focus. Typically, such acquisitions have occurred in the Life Sciences segment. These acquisitions involve the commitment of capital and other resources, and large acquisitions will have a major financial impact in the year of acquisition and later. Our ability to effectively integrate, within our existing businesses, acquired technologies and products and services, or to retain key technical and managerial personnel can have a significant short-term impact on our ability to achieve our growth and profitability targets.

Research and development
During 2005, we recorded $31 million of research and development expenses, principally within our analytical instruments and isotope business units. All of our businesses depend to one extent or another on our ability to maintain technological superiority and our ability to provide leading-edge solutions to our customers. Ongoing investment in R&D will be required to grow and keep pace with a changing technological environment. The likelihood of success for any R&D project is inherently difficult to predict and could require a significant investment. We manage our R&D projects independently and together with strategic alliance partners against

tightly defined project outlines that prescribe expected deliverables for each stage of a project. Projects must deliver certain measurable outcomes that we believe are indicators of the likelihood of future success in order to proceed through these design gates and qualify for additional funding.

Supply of reactor isotopes
Radioisotopes used in nuclear medicine are manufactured in electric-powered cyclotrons or nuclear reactors. A continuous and reliable supply of reactor radioisotopes such as molybdenum-99 and cobalt-60 is important to certain of our businesses.

We have taken steps to build additional cobalt processing capacity with a major supplier, Ontario Power Generation Inc., and established new or negotiated extensions of existing long-term supply arrangements to diversify and secure our source of supply. Changes in maintenance schedules or the continued operations of the reactors manufacturing cobalt could impact the availability and timing of our purchases.

Venture capital investments
The majority of MDS's venture capital investments are in biotechnology companies. We monitor our investees' capacity to raise and spend funds, develop a commercial market for their products and services as well as their regulatory approval experience. We have adopted a portfolio investment approach across the sector to reduce risk, while retaining exposure to high-growth companies. We carry venture investments on our books at cost. There exists a risk that the carrying value of such investments could be in excess of fair value due to market conditions and this could result in provisions to these investments.

Litigation and insurance
From time to time during the normal course of business, the Company and its subsidiaries are subject to litigation. At the present time there is no material outstanding litigation that is not covered by our insurance policies and that could have a material adverse impact on the Company's results or its financial position. We are aware of no threatened or pending litigation which could have a material adverse impact. We maintain a global insurance program with liability coverage up to $85 million to protect us from the financial risk associated with a claim made against us. Our ability to maintain insurance coverage with adequate limits and at a reasonable cost may be impacted by market conditions beyond our control.

Quarterly highlights

Following is a summary of selected financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This financial data has been prepared in accordance with Canadian GAAP and prior periods have been restated to reflect the discontinuance of the operations discussed above.

(millions of Canadian dollars, except earnings per share)					2005
		Oct	July	Apr	Jan
Net revenues		$ 390	$ 370	$ 360	$ 369
Operating income (loss)		$ (34)	$ 26	$ 36	$ 48
Income (loss) from continuing operations		$ (29)	$ 14	$ 25	$ 32
Net income (loss)		$ (48)	$ 19	$ 30	$ 30
Earnings (loss) per share from continuing operations					
Basic		$ (0.21)	$ 0.10	$ 0.18	$ 0.22
Diluted		$ (0.21)	$ 0.10	$ 0.18	$ 0.22
Earnings (loss) per share					
Basic and diluted		$ (0.34)	$ 0.14	$ 0.21	$ 0.21

				2004
	Oct	July	Apr	Jan
Net revenues	$ 375	$ 375	$ 369	$ 360
Operating income	$ 11	$ 67	$ -	$ 59
Income (loss) from continuing operations	$ 5	$ 51	$ (24)	$ 31
Net income (loss)	$ 9	$ 50	$ (36)	$ 28
Earnings (loss) per share from continuing operations				
Basic	$ 0.03	$ 0.36	$ (0.17)	$ 0.22
Diluted	$ 0.03	$ 0.36	$ (0.17)	$ 0.22
Earnings (loss) per share				
Basic and diluted	$ 0.06	$ 0.35	$ (0.25)	$ 0.19

Items that impact the comparability of operating income include:

- The second quarter of 2004 reflected charges related to the writedown of our investment in MDS Proteomics to net realizable value, partially offset by other net gains, leading to a net charge of $62 million.
- The fourth quarter of 2004 reflected restructuring charges of $7 million and valuation provisions totalling $35 million.
- The third quarter of 2005 reflected restructuring charges of $5 million and a writedown of licensed technology of $8 million.
- The fourth quarter of 2005 reflected restructuring charges of $67 million and provisions related to long-term investments of $13 million.

Outlook

The outlook as we enter fiscal 2006 is encouraging. We expect to finalize a number of significant strategic initiatives during the year, and to resolve significant uncertainties that we currently face. We will make substantial progress towards our goal of being a more competitive and tightly focused participant in the fast-growing global life sciences markets.

The most significant strategic initiative announced on September 1, 2005 relates to our diagnostics business. We expect to find an alternative ownership structure for our diagnostics business and to complete our exit from this business by the end of the calendar year. We are considering a number of alternatives, ranging from an outright sale to a tax-efficient distribution to shareholders. Each of the alternatives is being assessed based on its ability to maximize value for MDS shareholders.

In fiscal 2005, our diagnostics business contributed 22% of consolidated revenues and 29% of adjusted EBITDA (after the allocation of shared costs). Without diagnostics, our financial position, cash flows and operating results will be very different.

We have made progress since year-end related to our changed strategic focus. We have completed the sale of our interest in Source Medical for $79 million, begun negotiations with our partners in Calgary to sell our interest in CLS, commenced marketing of the early-stage pharmaceutical research services businesses that have been classified as discontinued, and initiated the process of monetizing our interest in MDS Capital Corp. We expect to complete transactions in each of these areas by mid-2006.

Foreign currency will remain an important issue for our continuing operations. Approximately 95% of our life sciences revenues originate outside of Canada, and the majority of these revenues are denominated in foreign currencies, particularly the US dollar and the Euro. The continuing steady decline of both of these currencies against the Canadian dollar presents a challenge that we are focused on. We have traditionally hedged a significant portion of our Canadian export revenues and we have benefited substantially from this strategy in recent years. The protection afforded by these hedges at attractive rates is diminished as we enter 2006 and accordingly this will have an impact on our operating income for the year.

Our September 1st announcement made reference to restructuring plans that will facilitate our goal of becoming more globally competitive. By the end of December 2005, we had completed most of the planned force reduction and streamlined the organization accordingly. We have also made progress towards reducing the scope and cost of our IT support infrastructure. Discussions with the suppliers of these services are well advanced.

The overall objective of the restructuring is to reduce our SG&A spending and to improve our EBITDA margin by 150 to 250 basis points on a currency-adjusted basis. Our businesses, too, are focused on becoming more competitive. Our pharmaceutical research services business has been realigned to be more responsive to customer needs in early-stage research services. The business mix has also changed, as we have discontinued some less profitable businesses and filled in critical niches with acquisitions and expansions in areas where we believe we have a competitive advantage. We are concentrating on new, high potential initiatives such as our participation in the Biomarker Alliance, announced in 2005.

We dedicated significant resources in 2005 to resolving the FDA review issues and have made good progress. We expect this review to be completed early in the second quarter, as agreed to with the FDA.

We secured a major supply contract for cobalt in 2005, which will supplement our already strong relationships in this market. Supply constraints for cobalt-60 have been a challenge for us in recent years, and while we expect to continue to be supply-constrained in this market, this new contract will contribute to making this issue less critical in the future.

We are also encouraged by the progress made to date in our mediation efforts with AECL. Both parties have been working constructively to resolve outstanding issues pertaining to the MAPLE reactor project. We are hopeful that a formal agreement can be reached in the first half of 2006. While technical issues exist related to the reactors, we continue to believe that these will be resolved in time.

Our analytical instruments business continues to perform well, and growth has been strong, offset by the impact of the US dollar. We launched five new products in 2005, including the CellKey™ System, our first product in the cellular assay market. We are beginning manufacturing activities at our new Singapore plant to handle this product. We have been pleased with the acceptance of the new MALDI-TOF products and new models from our core LC/MS platforms. While markets were relatively slow in the early part of fiscal 2005, we saw encouraging signs of increasing market strength later in the year.

Our commitment to change and improvement includes an ongoing review of our financial and other disclosures. As 2006 progresses, we expect to continue to expand and improve on financial disclosures related to our businesses, and we are investigating reporting alternatives to ensure that we are providing users of our financial reports with sufficient and meaningful information. In this regard, following the exit from our diagnostics business, we expect to move towards US-dollar and US GAAP reporting to align our reporting with that of the majority of our publicly traded peer group.

Changes in accounting standards

On November 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110 , "Asset Retirement Obligations". This section describes how to recognize and measure liabilities related to legal obligations of retiring capital assets.

We have an asset retirement obligation relating to regulatory decommissioning costs of a facility located in Kanata, Ontario. We do not have sufficient information to estimate the fair value of the asset retirement obligation. A liability will be initially recognized in the period in which sufficient information exists to estimate the range of potential settlement dates that is needed to employ a present value technique to estimate fair value.

On November 1, 2004, the Company adopted CICA Accounting Guideline 15, "Consolidation of Variable Interest Entities". This guideline establishes specific criteria to determine if an investee is a variable interest entity and if the equity holder should consolidate the investee. Adoption of this guideline has had no impact on the Company's results of operations and financial position.

In June 2005, the CICA issued Handbook Section 3831, "Non-monetary Transactions" to revise and replace the current standards on non-monetary transactions. We have chosen early adoption of this policy, as permitted, effective with the interim period commencing August 1, 2005.

The new section requires all non-monetary transactions to be measured at the fair value of the asset given up or the asset received, whichever is more reliable, unless the transaction lacks commercial substance, among other exceptions. The commercial substance approach differs from the prior approach which used the culmination of the earnings process as the test for fair value measurement. The commercial substance requirement is met when an entity's future cash flows are expected to change significantly as a result of the transaction.

Adoption of this guideline did not have an impact on our consolidated financial statements.

In January 2005, the CICA issued Handbook Sections 1530, "Comprehensive Income", 3855, "Financial Instruments - Recognition and Measurement", and 3865, "Hedges". Under the new standards: a new location for recognizing certain gains and losses - other comprehensive income - has been introduced, providing for certain gains and losses arising from changes in fair value to be temporarily recorded outside the income statement, but in a transparent manner;

existing requirements for hedge accounting are extended; and all financial instruments, including derivatives, are to be included on a company's balance sheet and measured (in most cases) at fair value. The new standards have to be adopted by the Company at the latest for the year beginning November 1, 2006.

We are currently assessing the potential impact of these new standards on our consolidated financial statements.

Critical accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with Canadian GAAP. These principles differ in certain significant respects from US GAAP, and these differences are described and quantified in Note 28 to the consolidated financial statements.

Our significant accounting policies are contained in Note 1 to the consolidated financial statements. Certain of these policies involve critical accounting estimates because they require us to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Revenue recognition

MDS sells a variety of products and services and we use different revenue recognition policies depending on the nature of the product or service sold.

The majority of our products, including our analytical instruments and our radioisotopes are sold on terms that require our customers to take ownership of goods upon either shipment or delivery. Revenue is recognized on these transactions at the time title passes to the buyer. Product returns, exchanges and warranty obligations are insignificant in our product-based businesses.

Certain products, particularly equipment related to cobalt sterilization, involve longer production or delivery schedules and may require formal approval or acceptance by our customers. Approval may not be received until some time after the product has been shipped; however, we recognize revenue (less the minimal holdback amount subject to final approval) based on shipping terms which identify when the title has passed to the customer.

Full revenue is recognized once we have completed all of our obligations under the contract, subject to a reasonable provision set by management to cover any identifiable future costs. Such provisions tend not to be material and historically we have not incurred costs significantly in excess of our provisions, nor have we failed to achieve customer acceptance within reasonable periods of time.

Services are provided to customers on the basis of a per-unit price for work performed or under longer-term contracts that typically define the nature of services to be provided and the terms for billing and payment.

Revenue for services provided on a per-unit pricing basis is recognized when we have completed the requested services and have the contractual right to bill our customer. The majority of our diagnostics revenue is recorded this way, as is our discovery and preclinical revenue and our central lab revenue.

Revenue for services provided under long-term contracts, such as those provided within our early clinical and clinical research businesses, is recognized on a percentage-of-completion basis, usually pro rata as costs are incurred. To calculate revenue, we must estimate the total revenue and total cost, including all costs to complete the contract, as well as the actual stage of completion. The amount of revenue and gross margin appropriate to the percentage of completion is recorded in income based on these estimates. If it becomes evident that a loss will be incurred on a contract, that loss is recorded immediately.

Revenue that is recognized but which cannot be billed is recorded as unbilled revenue on our consolidated statement of financial position. Management conducts a review of all contracts in process at least quarterly to ensure that the appropriate amount of revenue has been recognized and that reasonable estimates of costs to complete have been made. This review also considers the recoverability of all amounts recorded as unbilled revenue. If recoverability is in doubt, the value of unbilled revenue is reduced to the expected recoverable amount by a charge to income.

In a significant number of long-term contracts, the billing terms enable us to bill our customers in advance of providing services. The amount of such billings in excess of the amount that we have recognized as revenue is recorded as deferred revenue in the liabilities section of the consolidated statement of financial position.

Valuation of goodwill

Goodwill is not amortized, but is assessed for impairment at the reporting unit level annually, or sooner if events or changes in circumstances indicate that the carrying amount could exceed fair value. Goodwill is assessed for impairment using a two-step approach, with the first step being to assess whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. If this is the case, a second impairment test is performed which requires a comparison of the fair value of goodwill to its carrying amount. If fair value is less than carrying value, goodwill is considered impaired and an impairment charge must be recognized immediately. Assessing the fair value of a reporting unit requires that we make numerous estimates, including estimating future cash flows and interest rates. Variations in these estimates will cause material differences in the result. As at October 31, 2005, we recorded an $18 million impairment charge for reporting units classified as discontinued operations.

Intangible assets

Intangible assets include the value of acquired technology, patents, customer relationships, and long-term service contracts. In addition to acquired assets, intangible assets include the deferred costs of developing certain products and the pre-operating costs associated with new facilities. Intangible assets are recorded at cost and are amortized over periods that approximate their useful lives, ranging from three to seven years. Because intangible assets are usually associated with technology that is evolving and for which obsolescence is a significant risk, the carrying value of intangible assets is evaluated at least once per year. In the event that management determines that it is unlikely that the Company will be able to fully recover the carrying value of intangible assets from the undiscounted cash flow that can be generated in the future from related products or services, the intangible assets are written down to approximate our estimate of their net realizable value.

Valuation of long-term investments

Long-term investments that are carried at cost or accounted for using the equity method are reviewed to determine whether fair value is below carrying value. We maintain portfolio investments in a number of public and private companies. An investment is considered impaired if any such decline is considered other than temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the investee; and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. Investments are reviewed periodically to determine if there has been a decline in value that is other than temporary. In the event that impairment has occurred, the carrying value of the investment is written down to an amount that reflects management's estimate of what could be received from a sale of the investment.

Capital assets

Capital assets are recorded at cost and depreciated at varying rates over their estimated useful lives. Management sets these rates based on experience with these or similar assets. Costs incurred on assets under construction are capitalized as construction in progress. Costs capitalized on these projects include the direct costs of construction, equipment installation and testing, and interest costs associated with financing large, long-term projects. No depreciation is recorded on such assets until they are placed in service. At each period-end, management reviews the total costs capitalized on all construction projects to determine whether or not the carrying value of the assets can be recovered from the undiscounted, expected, net future cash flow generated by the assets. If there is no reasonable expectation that the costs can be recovered, the carrying value of the asset is reduced to the estimated recoverable amount and the excess is charged to income. This process is subject to significant judgment and could be materially affected by variations in estimates of future cash flows.

On May 1, 2005, the Company commenced the amortization of capitalized information technology costs related to the common business system initiative. These capitalized costs will be amortized on a straight-line basis over seven years. The Company's existing policy amortizes computer systems on a straight-line basis over a maximum of three years. This is a change to reflect the estimated life of these new assets.

Research and development

Costs incurred for research are expensed as incurred. If management expects that a new product has a reasonable likelihood of future commercial success and decides to proceed with product development, costs are capitalized during the remainder of the development process. These costs are identified as deferred development costs and are recorded with other intangible assets on the statement of financial position. Once a product enters commercial production, deferred development costs are amortized over the estimated product life, generally three to five years.

Management undertakes a periodic review of each project on which deferred development costs have been recorded to determine if the carrying value of the project can be recovered from the undiscounted, expected, net future cash flow generated by sales of planned products. If there is no reasonable expectation that the costs can be recovered, the carrying value of the project is reduced and the excess is charged to income. This process of estimation is subject to significant judgment, in particular about the price and direct cost of the products, as well as expected market acceptance. Deferred development costs generally relate to products on which we have traditionally earned a high gross margin.

Income taxes

We operate globally and are, therefore, subject to income taxes in multiple jurisdictions. The income tax expense reported in the statement of income is based on a number of different estimates made by management. Our effective tax rate can change from year to year based on the mix of income among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the estimated values of future tax assets and liabilities recorded on our consolidated statement of financial position.

The income tax expense reflects an estimate of cash taxes expected to be paid in the current year, as well as a provision for changes arising this year in the value of future tax assets and liabilities. The likelihood of recovering value from future tax assets requires us to determine whether it is more likely than not that all or a portion of the future tax assets will be realized from such items as loss carryforwards and the future tax depreciation of capital assets. We assess the valuation of future tax assets at each quarter-end and establish or adjust a valuation reserve if necessary. Changes in the amount of the valuation reserve required can materially increase or decrease the tax expense in a period. Significant judgment is applied to determine the appropriate amount of valuation reserve to record.

Restructuring charges
We have approved plans to restructure certain operations and, as such, we are required to establish critical estimates surrounding exit costs and workforce reductions. Because the determination of the restructuring provision is a complex process and the rollout of a restructuring plan could span multiple periods, we might be required to update estimates to reflect actual payments made. Any adjustments made will be disclosed in the notes to our consolidated financial statements.

Employee future benefits
Certain estimates and assumptions are used to actuarially determine the Company's defined pension and employee future benefit obligations. The expected rate of return on plan assets, discount rate, rate of compensation increase and health care cost trend rate are important elements of cost and/or obligation measurement.

The discount rate, which is determined annually, allows us to reflect estimated future benefit payments at their present value on the measurement date and is based on market rates for high-quality fixed income investments available for the period to maturity of the benefits. A lower discount rate increases the benefit cost and obligation.

Accounting standards and policies – Controls and procedures
Based on current U.S. Securities and Exchange Commission (SEC) rules as required by the Sarbanes-Oxley Act of 2002, the Chief Executive Officer and Chief Financial Officer will be required to certify as at October 31, 2006 that they have assessed the effectiveness of internal controls over financial reporting.

In preparation for this certification, the Company has dedicated resources in place to document the internal control environment and evaluate its design and operating effectiveness. These resources have also been actively engaged with the Company's external auditors in the development and implementation of the activities necessary to meet the requirements of the Sarbanes-Oxley Act of 2002.

An evaluation was performed under the supervision and with participation of the Company's management, including the President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2005. Based on that evaluation, the Company's management concluded that the Company's disclosure controls and procedures were effective as of October 31, 2005.

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of **MDS Inc.** ("the Company") and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in conformity with generally accepted accounting principles in Canada and the United States using the best estimates and judgments of management, where appropriate. The most significant of these accounting principles are set out in notes 1 and 28 to the consolidated financial statements.

Management is responsible for a system of internal control which is designed to provide reasonable assurance that assets are safeguarded, liabilities are recognized and that the accounting systems provide timely and accurate financial reports.

The Board of Directors has appointed an Audit Committee consisting of four outside directors. The Committee meets regularly to review with management and the auditors any significant accounting, internal control and auditing matters, and to review and finalize the annual financial statements of the Company along with the independent auditors' report prior to the submission of the financial statements to the Board of Directors for final approval. The financial information throughout this annual report is consistent with the information presented in the consolidated financial statements.

These consolidated financial statements have been audited by Ernst & Young LLP, who have been appointed as the auditors of the Company by the shareholders.

Stephen P. DeFalco
President and Chief Executive Office

Jim A.H. Garner
Executive Vice-President and Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of MDS Inc.

We have audited the consolidated statements of financial position of **MDS Inc.** as at October 31, 2005 and 2004 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended October 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

The Company changed its method of accounting for asset retirement obligations, variable interest entities, and non-monetary transactions as described in note 1.

Toronto, Canada, December 14, 2005

Ernst & Young LLP

Chartered Accountants

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at October 31 (millions of Canadian dollars)		2005		2004 (Restated Notes 16 and 27)
ASSETS				
Current				
Cash and cash equivalents	$	**265**	$	296
Accounts receivable		**278**		278
Unbilled revenue		**115**		83
Inventories *(note 5)*		**163**		160
Income taxes recoverable		**3**		1
Current portion of future tax assets *(notes 2 and 15)*		**19**		14
Prepaid expenses and other		**21**		23
Assets held for sale *(note 16)*		**114**		51
		978		906
Capital assets *(note 6)*		**841**		785
Future tax assets *(notes 2 and 15)*		**118**		123
Long-term investments and other *(note 7)*		**159**		159
Goodwill *(note 8)*		**541**		548
Other intangible assets *(note 8)*		**43**		55
Assets held for sale *(note 16)*		**-**		61
	$	**2,680**	$	2,637
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	**353**	$	294
Deferred revenue		**119**		101
Income taxes payable		**28**		33
Current portion of unrealized benefit of future tax asset *(note 2)*		**16**		14
Current portion of long-term debt *(note 9)*		**13**		6
Liabilities related to assets held for sale *(note 16)*		**50**		27
		579		475
Long-term debt *(note 9)*		**455**		479
Deferred revenue *(note 10)*		**26**		41
Unrealized benefit of future tax asset *(note 2)*		**64**		82
Other long-term obligations		**42**		48
Future tax liabilities *(note 15)*		**69**		58
Minority interest *(notes 2 and 3)*		**20**		21
Liabilities related to assets held for sale *(note 16)*		**-**		12
		1,255		1,216
(Commitments and contingencies – notes 23 and 24)				
Shareholders' equity				
Share capital *(notes 11 and 19)*		**847**		833
Retained earnings		**604**		600
Cumulative translation adjustment *(note 26 and 27)*		**(26)**		(12)
		1,425		1,421
	$	**2,680**	$	2,637

Incorporated under the Canada Business Corporations Act
See accompanying notes

On behalf of the Board:

John T. Mayberry, Director

Robert W. Luba, Director

CONSOLIDATED STATEMENTS OF INCOME

Years ended October 31 (millions of Canadian dollars except per share amounts)	2005	2004 (Restated Notes 16 and 27)	2003 (Restated Notes 16 and 27)
Net Revenues	**$ 1,489**	$ 1,479	$ 1,388
Cost of revenues	**(912)**	(886)	(776)
Selling, general and administration	**(307)**	(267)	(260)
Research and development *(note 12)*	**(31)**	(38)	(47)
Depreciation and amortization	**(69)**	(65)	(68)
Restructuring charges *(note 13)*	**(72)**	(13)	(28)
Other income (expense) *(note 14)*	**(17)**	(74)	(26)
Equity earnings (loss) *(note 7)*	**(5)**	1	3
Operating income	**76**	137	186
Interest expense	**(21)**	(23)	(28)
Dividend and interest income	**12**	8	9
Income from continuing operations before income taxes and minority interest	**67**	122	167
Income taxes *(note 15)*			
- current	**(21)**	(57)	(48)
- future	**4**	-	(32)
Minority interest - net of tax	**(8)**	(2)	(5)
Income from continuing operations	**42**	63	82
Loss from discontinued operations - net of tax *(note 16)*	**(11)**	(12)	(34)
Net income	**$ 31**	$ 51	$ 48
Basic and diluted earnings (loss) per share *(note 17)*			
- from continuing operations	**$ 0.30**	$ 0.44	$ 0.58
- from discontinued operations	**(0.08)**	(0.08)	(0.24)
Basic and diluted earnings per share	**$ 0.22**	$ 0.36	$ 0.34

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended October 31 (millions of Canadian dollars)	2005	2004 (Restated Notes 16 and 27)	2003 (Restated Notes 16 and 27)
Retained earnings, beginning of year	**$ 600**	$ 572	$ 543
Net income	**31**	51	48
Repurchase of Common shares *(note 11)*	**(8)**	(11)	(5)
Dividends	**(19)**	(12)	(14)
Retained earnings, end of year	**$ 604**	$ 600	$ 572

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended October 31 (millions of Canadian dollars)	2005	2004 (Restated Notes 16 and 27)	2003 (Restated Notes 16 and 27)
Operating activities			
Net income	$ 31	$ 51	$ 48
Add back net loss from discontinued operations	(11)	(12)	(34)
Net income from continuing operations	42	63	82
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations *(note 21)*			
Items not affecting current cash flow	91	123	183
Changes in non-cash working capital balances	12	(4)	4
Cash provided by continuing operations	145	182	269
Cash provided by (used in) discontinued operations	16	(4)	(23)
	161	178	246
Investing activities			
Acquisitions *(note 4)*	(7)	(12)	(8)
Acquisition of tax assets *(note 2)*	-	(19)	-
Effect of deconsolidating MDS Proteomics *(note 3)*	-	(18)	-
Purchase of capital assets	(133)	(108)	(117)
Purchase of technology license *(note 3)*	(1)	(5)	-
Proceeds on sale of discontinued operations	11	35	-
Proceeds on sale of businesses and investments	-	2	31
Purchase of long-term investments and other	-	-	(48)
Increase in deferred development charges	(18)	-	(7)
Other	(5)	(1)	-
Cash used in investing activities of continuing operations	(153)	(126)	(149)
Cash used in investing activities of discontinued operations	(5)	(1)	(3)
	(158)	(127)	(152)
Financing activities			
Issuance of long-term debt	-	-	563
Repayment of long-term debt	(1)	(2)	(541)
Increase (decrease) in deferred income and other long-term obligations	(5)	14	(7)
Payment of cash dividends	(14)	(9)	(10)
Issuance of shares	11	18	8
Repurchase of Common shares	(13)	(17)	(7)
Distributions to minority interest	(11)	(11)	(11)
Cash used in financing activities of continuing operations	(33)	(7)	(5)
Cash used in financing activities of discontinued operations	-	(2)	-
	(33)	(9)	(5)
Effect of foreign exchange rate changes on cash and cash equivalents	(1)	(6)	(13)
Increase (decrease) in cash position during the year	(31)	36	76
Cash and cash equivalents, beginning of year	296	260	184
Cash and cash equivalents, end of year	$ 265	$ 296	$ 260

See accompanying notes

Cash interest paid	$ 23	$ 24	$ 15
Cash income taxes paid	$ 22	$ 12	$ 24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars except where noted)

1. Accounting Policies

Basis of presentation
The accounting policies of MDS Inc. (MDS or the Company) are in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These policies are consistent with accounting principles generally accepted in the United States (US GAAP) in all material respects except as outlined in note 28. The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As described in notes 4 and 16, the Company has approved plans to discontinue certain businesses and to significantly restructure other operations. These plans require estimates to be made of the recoverability of the carrying value of certain assets based on their capacity to generate future cash flows, contract termination costs and other exit costs. Because restructuring activities are complex processes that can take several months to complete, they involve periodically reassessing such estimates. As a result, the Company may have to change originally reported estimates when actual payments are made or the activities are completed. Accordingly, actual payments may differ significantly from amounts recorded.

Principles of consolidation
The financial statements of entities that are controlled by MDS, referred to as subsidiaries, or variable interest entities of which MDS is the primary beneficiary, are consolidated. Entities which are jointly controlled, referred to as joint ventures, are accounted for using the proportionate consolidation method. Entities which are not controlled but over which MDS has the ability to exercise significant influence, referred to as associated companies, are accounted for using the equity method.

Significant accounting policies used in the preparation of these consolidated financial statements are as follows:

Cash and cash equivalents
Cash and cash equivalents include cash on hand, balances with banks, demand deposits, and investments with maturities of three months or less at the time the investment is made. The fair value of cash and cash equivalents approximates the amounts shown in the consolidated financial statements.

Inventories
Inventories of raw materials and supplies are valued at the lesser of cost, determined on a first-in, first-out basis, and net realizable value. Finished goods and work in process include the cost of material, labour and manufacturing overhead and are valued on a first-in, first-out basis at the lesser of cost and net realizable value.

Capital assets
Capital assets are carried in the accounts at cost less accumulated depreciation and amortization. Gains and losses arising on the disposal of individual assets are recognized in income in the year of disposal.

The costs associated with modifications to facilities owned by others to permit isotope production are deferred and recorded as facility modifications.

Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in progress and are not subject to depreciation.

Depreciation and amortization, which are recorded from the date on which each asset is placed in service, are provided for on a straight-line basis over the estimated useful lives of the capital assets as follows:

Buildings	2.5% - 4%
Equipment	10% - 33%
Furniture and fixtures	10% - 33%
Computer systems	14% - 33%
Leaseholds	Term of the lease plus renewal periods, if applicable, to a maximum of 20 years.
Facility modifications	Amortized over the contractual production period.

Goodwill and intangible assets

All business combinations are accounted for using the purchase method. Goodwill is carried at cost; it is not amortized and represents the excess of the purchase price and related costs over the fair value assigned to the net tangible assets of the business acquired.

In-process research and development (IPR&D) represents the value paid as a result of a business combination of acquired research and development (R&D) which was not technologically feasible as of the acquisition date and which had no alternative future use other than its intended use. IPR&D is recorded at cost and amortized on a straight-line basis over its estimated useful life not exceeding seven years.

Acquired technology represents the value of proprietary "know-how", which was technologically feasible as of the acquisition date, and is amortized on a straight-line basis over the estimated useful life of the technology, generally not exceeding three years.

Maintenance contracts and customer relationships represent the value placed on maintaining products and technology previously sold to customers and the value of existing customer relationships. Maintenance contracts and customer relationships are recorded at cost and amortized on a straight-line basis over their estimated useful life, not exceeding five years.

Impairment of long-lived and intangible assets

MDS evaluates the carrying value of long-lived and intangible assets, including capital assets and goodwill, for potential impairment when events and circumstances warrant a review. Factors that MDS considers important which could trigger an impairment review include, but are not limited to: significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for MDS's overall business, significant negative industry or economic trends, a significant decline in MDS's stock price for a sustained period, and MDS's market capitalization relative to the net book value of the Company.

The carrying value of an asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value. In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value, and is recorded as a charge to net income. The anticipated net recoverable amount for long-lived and intangible assets other than goodwill is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administrative costs, carrying costs, and income taxes, plus the expected residual value, if any.

Goodwill impairment is assessed at the reporting unit level at least annually. Reporting units comprise business operations with similar economic characteristics and strategies and may represent either a business segment or a business unit within a business segment. Potential impairment is identified when the carrying value of a reporting unit, including the allocated goodwill, exceeds its fair value. Goodwill impairment is measured as the excess of the carrying amount of the reporting unit's allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit. The fair value of goodwill is determined in the same manner as in a business combination.

The fair values are estimated using accepted valuation methodologies such as discounted future net cash flows, earnings multiples or prices for similar assets, whichever is most appropriate under the circumstances.

Stock-based compensation plan

The fair value of stock options granted is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period and included in selling, general and administration expenses in the consolidated statements of income and as contributed surplus within share capital on the consolidated statements of financial position. The consideration received on the exercise of stock options is credited to share capital at the time of exercise.

No expense was recorded for stock options granted prior to November 1, 2003. Pro forma earnings disclosure showing the impact of fair value accounting for these options is included in note 19.

Pension, post-retirement and post-employment benefit plans

The Company offers a number of benefit plans that provide pension and other post-employment benefits. The current service cost of benefit plans is charged to income annually. Cost is computed on an actuarial basis using the projected benefits method and based on management's best estimates of investment yields, salary escalation and other factors.

The expected costs of post-employment benefits, other than pensions, for active employees are accrued in the consolidated financial statements during the years in which employees provide service to MDS. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees. Other post-employment benefits are recognized when the event triggering the obligation occurs.

Revenues

Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured. For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time. Certain services are provided to customers on a per-unit pricing basis. Revenues for such services are recognized when the service has been performed and a contractual right to bill exists. These revenues include fee-for-service revenues that are received for diagnostic laboratory testing services, are subject to future adjustment on settlement and are recorded based on management's estimate of amounts that ultimately will be realized by the Company. Adjustments, if any, are recorded in the period in which negotiations are completed.

A significant portion of the Company's pharmaceutical research services revenues are provided under the terms of long-term contracts that can extend from several months to several years. Revenues on these contracts are recognized using the percentage-of-completion method based on a proportional performance basis using output as a measure of performance. Losses, if any, on these contracts are provided for in full at the time such losses are identified. Services performed in advance of billings are recorded as unbilled revenue pursuant to the contractual terms. In general, amounts become billable upon the achievement of certain milestones or in accordance with predetermined payment schedules. Changes in the scope of work generally result in a renegotiation of contract terms. Renegotiated amounts are not included in net revenues until earned and realization is assured. Billings in excess of services performed to date or in excess of costs plus estimated profits on contracts in progress are recorded as deferred revenue. Customer advances on contracts in progress are shown as liabilities, and reimbursable costs in excess of billings are recorded as unbilled revenue.

Reimbursable costs, including investigator fees and other out-of-pocket expenses, are not reflected in total revenues or expenses where the Company acts in the capacity of an agent on behalf of a customer, passing through these costs without risk or reward.

Research and development

The Company carries on various R&D programs, some of which are funded in part by customers and joint venture partners. Funding received is accounted for using the cost reduction approach. Net research costs are expensed in the periods in which they are incurred.

Development costs that meet certain criteria, including reasonable assurance regarding future benefits, are deferred and amortized on a straight-line basis over periods ranging from three to five years, commencing in the year that the new product development is completed and commercial production commences.

Income taxes

The Company follows the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets, while those related to current expenses are included in the determination of income.

Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net income (loss) by the weighted average number of Common shares outstanding during the period.

Diluted earnings per share has been calculated using the treasury stock method, by dividing net income available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding shares arising from the exercise of potentially dilutive stock options outstanding during the year. This method computes the number of incremental shares by assuming the outstanding stock options are exercised, then reduced by the number of Common shares assumed to be repurchased from the total of issuance proceeds, using the average market price of the Company's Common shares during the applicable period.

Foreign currency translation

Foreign operations are considered self-sustaining and are translated using the current rate method. Assets and liabilities are translated using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate for the year.

Exchange gains or losses arising on translation of the Company's net equity investments in these foreign subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded as cumulative translation adjustments in shareholders' equity. The appropriate amounts of exchange gains or losses accumulated in the cumulative translation adjustment are reflected in income when there is a realized reduction in the Company's net investment in these subsidiaries resulting from a cash distribution.

Derivative financial instruments

The Company operates globally, which gives rise to risks that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange conversion rates and interest rates. In order to manage or hedge these risks, the Company enters into foreign currency forward contracts, foreign currency swaps, foreign currency option contracts, interest rate swaps, and interest rate option contracts. These are considered to be derivative financial instruments. The Company does not use derivative financial instruments for trading or speculation purposes.

Foreign currency gains and losses on contracts used to hedge anticipated foreign-currency-denominated sales are recognized as an adjustment to revenues when the sale is recorded.

Interest rate swap contracts are used as part of the Company's program to manage the fixed and floating interest rate mix of the Company's total debt portfolio and the overall cost of borrowing. Interest rate contracts involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based and are recorded as an adjustment to interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

The Company's policy is to document all relationships between hedging instruments and hedged items, as well as the risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the consolidated statement of financial position or to specific firm commitments or forecasted transactions. The Company also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used are effective in offsetting changes in fair values or cash flows of hedged items.

Realized and unrealized gains or losses associated with derivative instruments that are proven to be effective, but which have been terminated or which cease to be effective prior to maturity, are deferred and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income immediately.

Derivatives that do not qualify for hedge accounting are marked to market at each period-end, with the result that any gain or loss is charged to income.

Recently enacted changes in accounting standards

The following new accounting standards became effective and were adopted by the Company during 2005:

(i) Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110 , "Asset Retirement Obligations" was adopted on November 1, 2004. This section describes how to recognize and measure liabilities related to legal obligations of retiring capital assets.

The Company has identified an asset retirement obligation relating to regulatory decommissioning costs of a facility located in Kanata, Ontario. The Company does not have sufficient information to estimate the fair value of the asset retirement obligation. A liability will be initially recognized in the period in which sufficient information exists to estimate the range of potential settlement dates that is needed to employ a present value technique to estimate fair value.

(ii) CICA Accounting Guideline 15, "Consolidation of Variable Interest Entities" was adopted on November 1, 2004. This guideline establishes specific criteria to determine if an investee is a variable interest entity and if the equity holder should consolidate the investee. Adoption of this guideline has had no impact on the Company's results of operations and financial position.

(iii) CICA Handbook Section 3831, "Non-monetary Transactions" revises and replaces the current standards on non-monetary transactions. The new section requires all non-monetary transactions to be measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance, among other exceptions. The commercial substance requirement is met when an entity's future cash flows are expected to change significantly as a result of the transaction.

The Company has chosen early adoption of this policy, as permitted, effective with the interim period commencing August 1, 2005. Retroactive application is not permitted. Adoption of this Section did not have an impact on the results of operations or financial position of the Company.

In January 2005, the CICA issued three new Handbook sections. These new standards have been created to harmonize Canadian GAAP with US GAAP. The new standards must be adopted by the Company for the fiscal period beginning November 1, 2006 at the latest.

(i) CICA Handbook Section 1530, "Comprehensive Income" establishes standards for the reporting and presentation of comprehensive income and defines other comprehensive income to include revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income.

(ii) CICA Handbook 3855, "Financial Instruments - Recognition and Measurement" describes the standards for recognizing, measuring and presenting financial assets, financial liabilities and non-financial derivatives.

(iii) CICA Handbook 3865, "Hedges" provides guidance on when and how hedge accounting may be applied.

The Company is currently evaluating the impact of these new standards on its financial position and results of operations.

(All tabular amounts are in millions of Canadian dollars except where noted)

2. Reorganization of Ontario Laboratory Business

Effective May 1, 2004, MDS transferred the assets and operations that form part of its Ontario laboratory business into MDS Laboratory Services LP (Labs LP), a newly formed partnership in which MDS was the sole partner. The Company then transferred a 99.99% limited partnership interest in Labs LP to Hemosol Inc., in exchange for 100% of the Class B non-voting shares and additional Class A voting shares of that company. As a result of this transaction, MDS owns 99.56% of the equity of Hemosol Inc., including 47.5% of the Class A voting shares. Hemosol Inc. was subsequently renamed LPBP Inc. (LPBP).

The remaining 0.01% of Labs LP is held by a wholly owned subsidiary of MDS, MDS Laboratory Services Inc. (MDS Labs), as the general partner. Through MDS Labs, MDS has retained management control of the day-to-day and strategic operations of the Ontario laboratory business and, consequently, the Company continues to consolidate the results of this business. Other Class A shareholders of LPBP own 0.44% of the Ontario laboratory business and, therefore, the Company has recorded minority interest expense relating to the 0.44% of LPBP owned by these other shareholders.

As a result of this transaction, the Company benefits from significant tax losses carried forward, research and development expense pools, and investment tax credits, having an initial estimated combined value of $120 million. The cost to MDS to gain access to these tax assets totalled $19 million represented by a $16 million cash transfer to Hemosol Corp., a successor corporation to Hemosol Inc., along with $3 million of transaction costs.

As of May 1, 2004, MDS recorded these future tax assets at an expected value of $120 million. In addition, and in accordance with Emerging Issues Committee Abstract (EIC) 110, "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that Are Not Business Combinations", the Company recorded a corresponding unrealized benefit of $101 million, taking into account the $16 million purchase and the transaction cost to acquire the tax assets. The unrealized benefit is recorded as a long-term deferred credit, the current portion of which is recorded in current liabilities.

The future tax asset is being recognized in income based on the effective tax rate existing during each period in which these tax assets are utilized. The unrealized benefit of these tax assets will be amortized into income on a basis that is pro rata to utilization of the future tax asset.

During the year ended October 31, 2005, the Company recognized in income $18 million (2004 - $7 million) of future tax asset, and $14 million (2004 - $6 million) of the unrealized benefit of the tax assets was amortized to income tax expense.

3. Reorganization of MDS Proteomics

On July 29, 2004, a financial reorganization of MDS Proteomics Inc. was completed and the company was renamed Protana Inc. (Protana). Through this reorganization, MDS reduced its equity and voting interest in Protana from 89% to 48%.

As the Company's interest in Protana was reduced to less than 50%, management determined that MDS does not control Protana. As a result of the loss of control, effective July 29, 2004, the Company deconsolidated the assets and liabilities of Protana and began accounting for the investment under the equity method.

The Company reduced the carrying value of its net investment in MDS Proteomics in 2004 by recording a goodwill writedown of $53 million and a reduction in capital assets of $10 million. These provisions reduced the carrying value of Protana to nil. As a result of an agreement related to the reorganization and for a payment of $5 million, MDS was able to use the tax assets related to the former MDS Proteomics business. A valuation allowance related to these assets was no longer required and was reversed during 2004. At the end of 2005, the tax assets are carried at $17 million (2004 - $17 million). In 2004, an income tax recovery of $9 million and investment tax credits of $3 million were realized.

Prior to the reorganization, MDS issued certain guarantees on behalf of Protana, resulting in an estimated total exposure of $10 million for which a full reserve was established in 2004 based on management's assessment. Subsequent to October 31, 2005, the Company paid $9 million to one of Protana's creditors in connection with these guarantees.

4. Acquisitions and Divestitures

a) Acquisitions

Effective August 4, 2005, the Company acquired SkeleTech, Inc., a therapeutically focused contract research organization providing preclinical discovery and development services in bone and central nervous systems biologies, for consideration of $8 million (US$6 million) and an additional $2 million (US$2 million) payable to the vendors if certain profitability levels are attained in 2006. This acquisition has been accounted for using the purchase method. The purchase price has been allocated to the net assets acquired based on management's best estimate of fair values. Goodwill of $6 million was recorded on this transaction, reflecting the $8 million purchase price, offset by net assets acquired of $2 million, which included $1 million of cash.

Effective October 22, 2004, the Company acquired a 50% interest in the assets and intellectual property related to the MALDI Time-of-Flight (MALDI-TOF) mass spectrometry business of Applied Biosystems, a division of Applera Corporation (Applied Biosystems). The purchase included a 100% interest in certain MALDI-TOF product-related manufacturing and research and development assets. The combined original purchase price was US$40 million. This acquisition was accounted for using the purchase method, and the purchase price was allocated to the assets acquired based on management's best estimate of fair values. Goodwill of $15 million was recorded on this transaction. In 2005, the purchase price was renegotiated and reduced by US$2 million with a corresponding reduction in goodwill (note 8).

The Company and Applied Biosystems each contributed the MALDI-TOF business and related intellectual property to Applied Biosystems/MDS Sciex Instruments, a 50/50 joint venture of Applied Biosystems and the MDS Sciex division of MDS. The inventory and capital assets arising from this purchase were retained by MDS Sciex, along with the goodwill generated on this transaction.

During 2003, the Company acquired the assets of Vancouver Medical Laboratories (1965) Ltd. for $2 million in cash. Goodwill of $2 million was recorded on this transaction.

Also, in 2003, the Company acquired an early-stage clinical research facility in New Orleans, Louisiana for cash consideration of $8 million, representing $2 million of net tangible assets and $6 million of goodwill. The transaction included $1 million of contingent consideration, which subsequently has been paid.

(All tabular amounts are in millions of Canadian dollars except where noted)

The cost of the acquisitions described above has been allocated on the acquisition dates as follows:

	2005	2004	2003
Working capital	$ (1)	$ 7	$ 2
Other intangible assets	-	26	-
Software	-	1	-
Capital assets and other	1	-	-
Goodwill	6	17	6
	6	51	8
Long-term debt and other long-term obligations	-	(39)	-
Total cash consideration	$ 6	$ 12	$ 8

b) Divestitures

In 2004, the Company disposed of certain of its US laboratory operations and classified these businesses as discontinued operations (see note 16). These businesses had annual revenues of $43 million in 2004 (2003 - $90 million). Effective July 31, 2005, the Company completed the sale of its interest in a South Florida laboratory partnership, realizing a gain of $6 million, which has been recorded in discontinued operations (see note 16). This business had annual revenues of $30 million in 2005 (2004 - $40 million; 2003 - $40 million).

During 2003, the Company sold business units within the Life Sciences segment for net proceeds of $35 million, comprising $32 million in cash and $3 million in shares of the acquirer. A gain of $10 million was recognized on these transactions (see note 14). These businesses had annual revenues of $6 million prior to sale in 2003.

5. Inventories

	2005	2004
Raw materials and supplies	$ 101	$ 91
Work in process	44	38
Finished goods	18	31
	$ 163	$ 160

6. Capital Assets

	2005		2004	
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Land	$ 36	$ -	$ 36	$ -
Buildings	197	59	187	52
Equipment	285	173	284	176
Furniture and fixtures	32	23	48	35
Computer systems	122	58	100	68
Leaseholds	63	27	77	41
Facility modifications	28	9	37	20
Construction in progress	458	-	428	-
	$ 1,221	$ 349	$ 1,197	$ 392
Accumulated depreciation	(349)		(392)	
	872		805	
Less: assets held for sale	(31)		(20)	
	$ 841		$ 785	

Construction in progress includes $61 million (2004 - $52 million) of capitalized financing costs.

7. Long-term Investments and Other

		2005		2004
Investments in significantly influenced companies and partnerships	$	40	$	52
Financial instruments pledged as security on long-term debt *(note 9)*		44		45
Venture capital investments		9		9
Other long-term investments		37		40
Deferred development costs		29		13
	$	159	$	159

The Company now accounts for its investment in Hemosol Corp. using the equity method of accounting. The Company's share of the investee's losses exceeds the carrying amount of the investment, and a $7 million equity loss adjustment was recorded in 2005. The Company's investment in Hemosol Corp. was written off in 2003. Subsequent to the end of 2005, Hemosol Corp. filed for receivership and, as a result, the Company's guarantee of the bank debt of Hemosol has been called by the bank and paid by MDS (see note 24).

As at October 31, 2005, the Company had a secured 6% convertible promissory note receivable amounting to US$8 million due from an investee which is accounted for by the equity method. This note relates to funding requirements of the investee for operations and matures on December 31, 2007. This transaction was recorded at an amount that is representative of fair value.

Certain long-term investments are development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. The recovery of invested amounts and the realization of investment returns is dependent upon the successful resolution of scientific, regulatory, competitive, political and other risk factors, as well as the eventual commercial success of these enterprises. These investments are subject to measurement uncertainty, and adverse developments could result in further writedowns of the carrying values.

Certain of the investments in significantly influenced companies and partnerships are subject to a formal valuation by other parties. The estimated fair value of these investments, as determined by these parties, amounts to $5 million (2004 - $6 million) compared with a carrying value of $3 million (2004 - $5 million).

Certain of the long-term investments held by the Company are considered to be financial instruments. Among these are several investments in shares of public companies. These marketable securities had a combined market value of $10 million (2004 - $20 million) and a combined carrying value of $1 million (2004 - $9 million).

In addition to these marketable securities, the financial instrument pledged as security on long-term debt has a fair value that approximates its carrying value. The estimated fair values of the remaining long-term investments are not readily determinable. The other long-term investments include securities in private companies for which reasonable estimates of fair value are not readily determinable.

(All tabular amounts are in millions of Canadian dollars except where noted)

8. Goodwill and Other Intangible Assets

a) Goodwill:

		2005		2004 (Restated, Note 27)
Opening balance	$	548	$	679
Acquired (i)		6		17
Disposed (ii)		-		(127)
Impairment charge		(3)		-
Foreign exchange and other *(note 4)*		(10)		(21)
Closing balance	$	541	$	548

Goodwill held for sale was $26 million (2004 - $41 million).

(i) In 2005, $6 million of the acquired goodwill relates to the acquisition of SkeleTech, Inc. In 2004, $15 million of the goodwill addition relates to the acquisition of the MALDI-TOF mass spectrometry business from Applied Biosystems and the remaining $2 million relates to the purchase of a laboratory business.

(ii) Goodwill disposed of in 2004 included $118 resulting from the Company's reduced ownership of MDS Proteomics (see note 3) and $9 million is connected with the sale of certain US laboratory operations (see note 16).

b) Other Intangible Assets:

		2005		2004
Opening balance	$	55	$	35
Acquired		1		36
Amortized		(5)		(1)
Impairment charge		(8)		(15)
Closing balance	$	43	$	55

Other intangible assets acquired consist of:

		2005		2004
In-process research and development	$	-	$	3
Patents		-		11
Acquired technology		-		2
Maintenance contracts and customer relationships		-		10
Licenses		1		10
	$	1	$	36

9. Long-term Debt

	Maturity		2005		2004
Senior unsecured notes	2007 to 2015	$	368	$	379
Other debt	2005 to 2015		100		106
Total long-term debt			468		485
Current portion			(13)		(6)
		$	455	$	479

The Company has outstanding US$311 million of senior unsecured notes that bear interest at fixed rates between 5.15% and 6.19% and have various terms between five and twelve years.

In 2004, MDS purchased assets from Applied Biosystems relating to the MALDI-TOF mass spectrometry operations for US$40 million, of which US$8 million was paid on closing and remaining consideration was in the form of a note payable, bearing an interest rate of 4%. Subsequent to closing, the purchase price was reduced by US$2 million, resulting in a reduction to the principal amount of this note payable. The amended note of US$30 million is payable evenly over four years beginning on October 2, 2006.

Other debt includes a non-interest-bearing government loan with a carrying value of $45 million (2004 - $50 million) discounted at an effective interest rate of 7%. A long-term investment has been pledged as security for the repayment of this debt *(see note 7)*.

During 2005, the Company negotiated a $500 million, five-year, committed, revolving credit facility, replacing the $225 million credit facility existing in 2004. As at October 31, 2005, this facility was undrawn.

The remaining debt, amounting to $20 million (2004 - $26 million), bears interest at various fixed rates.

Principal repayments of long-term debt are as follows:

2006	$	13
2007		23
2008		109
2009		22
2010		33
Thereafter		268
	$	468

10. Deferred Revenue

Deferred revenue includes a $22 million deferred credit (2004 - $27 million), which is being amortized over 15 years using the sum of the years' digits method.

During 2004, the Company received $32 million from a customer as consideration for amending a supply agreement to eliminate certain minimum purchase commitments. The proceeds were recorded as deferred revenue and are being amortized over the remaining term of the contract. At October 31, 2005, the balance outstanding was $13 million, with $10 million classified as current deferred revenue.

11. Share Capital

a) Summary of share capital

		Common Shares	
(number of shares in thousands)	Number		Amount
Balance - October 31, 2002	140,507	$	805
Issued	925		13
Repurchased and cancelled	(310)		(2)
Balance - October 31, 2003	141,122		816
Issued	1,561		25
Repurchased and cancelled	(857)		(8)
Balance - October 31, 2004	**141,826**		**833**
Issued	**1,072**		**19**
Repurchased and cancelled	**(799)**		**(5)**
Balance - October 31, 2005	**142,099**	**$**	**847**

(All tabular amounts are in millions of Canadian dollars except where noted)

During 2005, the Company declared and paid cash dividends of $14 million on Common shares (2004 - $9 million; 2003 - $10 million).

In 2005, the Company repurchased and cancelled 799,000 Common shares (2004 - 857,000; 2003 - 310,450) for $13 million (2004 - $17 million; 2003 - $7 million) under the terms of a normal course issuer bid (NCIB). The excess of cost over the stated capital of the acquired shares was charged to retained earnings. Under the terms of its NCIB, the Company is entitled to repurchase up to 12,382,572 Common shares between June 1, 2005 and June 20, 2006. These repurchases of Common shares are made on the open market at prevailing market prices.

b) Stock Dividend and Share Purchase Plan and Employee Share Ownership Plan

Under the Company's Stock Dividend and Share Purchase Plan, shareholders may elect to receive stock dividends in lieu of cash dividends. Stock dividends are issued at not less than 95% of the five-day average market price (the Average Market Price) of the shares traded on the Toronto Stock Exchange immediately prior to the dividend payment date. Plan participants may also make optional cash payments of up to $3,000 semi-annually to purchase additional Common shares at the Average Market Price. Participation in this plan for the year ended October 31, 2005 resulted in the issuance of 264,284 (2004 - 136,501) Common shares as stock dividends and the issuance of 9,187 Common shares (2004 - 9,535) for cash.

Under the terms of the Company's Employee Share Ownership Plan, eligible employees are able to purchase Common shares at 90% of the Average Market Price for the five days preceding the purchase. During the year, the Company issued 176,817 Common shares (2004 - 174,728) under this plan for $3 million (2004 - $3 million) and as at October 31, 2005, the Company has 200,294 Common shares that are reserved for future issue with this plan.

12. Research and Development

	2005	2004	2003
Gross expenditures	$ 87	$ 100	$ 100
Investment tax credits	(5)	(20)	(15)
Recoveries from partners	(32)	(23)	(25)
Development costs deferred	(17)	(6)	(7)
Amortization of costs previously deferred	2	3	4
	35	54	57
Depreciation and amortization set out as a separate component of net income	(4)	(16)	(10)
Research and development expense	$ 31	$ 38	$ 47

13. Restructuring Charges

	Restructuring Charge	Cumulative drawdowns Cash	Non-cash	Provision Balance at Oct. 31, 2005
2003:				
Workforce reductions	$ 17	$ (15)	$ (2)	$ -
Equipment and other asset writedowns - adjustment	11	-	(11)	-
	28	(15)	(13)	-
2004:				
Workforce reductions	$ 14	$ (11)	$ (1)	$ 2
Equipment and other asset writedowns - adjustment	(1)	-	1	-
	13	(11)	-	2
2005:				
Workforce reductions	$ 52	$ (24)	$ (1)	$ 27
Equipment and other asset writedowns - adjustment	8	-	(8)	-
Contract cancellation charges	12	-	-	12
	$ 72	$ (24)	$ (9)	$ 39
				$ 41

In 2005, the Company recorded restructuring charges related to a reduction in its management, administrative, and operations workforce, a realignment of its information technology infrastructure, and the reorganization of certain pharmaceutical research services operations. In 2004 and 2003, the Company recorded restructuring charges relating to the implementation of change initiatives affecting the provision of support services, systems implementation, senior management reductions, and certain other initiatives.

14. Other Income (Expense)

	2005	2004	2003
Impairment of long-term investments *(note 7)*	$ (6)	$ (22)	(77)
Impairment of intangible assets	(8)	(15)	-
Writedown of equipment *(note 3)*	-	(10)	-
Gain on patent litigation	-	14	39
Gain on reorganization of MDS Proteomics *(note 3)*	-	8	-
Gain on sale of businesses and investments	-	4	12
Impairment of goodwill *(note 3)*	-	(53)	-
Unrealized loss on interest rate swaps *(note 25)*	(3)	-	-
	$ (17)	$ (74)	(26)

During 2005, the Company recorded an $8 million impairment charge relating to a five-year licensing agreement with an investee that granted the Company access to certain biomarker-related technology, and a $6 million write-down of a long-term investment based on the Company's assessment of the carrying value of the investment and the present value of its expected future cash flows. Both charges relate to businesses within the Life Sciences segment.

(All tabular amounts are in millions of Canadian dollars except where noted)

During 2004, the Company determined that the value of certain intangible assets was impaired (see note 8). As a result, these intangible assets were reduced by $15 million to their net realizable value. In 2004 and 2003, certain of the long-term investees of the Company experienced declines in value that were believed to be other than temporary. The Company recorded writedowns of $22 million and $77 million, respectively, to reduce the carrying value of these investments to an estimate of their net realizable value.

15. Income Taxes

a) Provision

The Company's effective income tax rate has the following components:

	2005 %	2004 %	2003 %
Combined Canadian federal and provincial tax rate	**35.0**	35.7	36.8
Increase (decrease) in tax rate as a result of:			
Research and development and pollution control incentives	**(4.9)**	(2.0)	(0.9)
Manufacturing and processing rate	**(0.6)**	(1.8)	(1.6)
Benefit of losses not previously recognized	**(24.3)**	(6.4)	-
Restructuring ineligible for tax recognition	**10.3**	-	1.7
Investment dispositions and writedowns	**2.7**	5.2	9.8
Tax rate on foreign operations	**1.0**	2.2	1.4
Federal capital taxes	**2.7**	1.4	1.2
Tax impact of minority interest and equity earnings	**2.3**	(2.7)	(0.2)
Stock option compensation	**1.6**	-	-
Other	**(0.4)**	(1.8)	(6.7)
	25.4	29.8	41.5
Impact of MDS Proteomics	-	16.9	6.4
	25.4	46.7	47.9

Tax recoveries were not recognized on elements of the restructuring provision that relate to foreign operations where full valuation allowances have been recorded with respect to existing tax assets.

b) Future tax assets and liabilities

Future tax assets and liabilities consist of the following temporary differences:

	2005	2004
Future tax assets		
Tax benefit of loss carryforwards	**$ 160**	$ 171
Book value in excess of tax basis	**(4)**	(1)
Investment tax credits	**29**	24
Provisions and reserves	**15**	4
Future tax assets before valuation allowance	**200**	198
Valuation allowance	**(63)**	(61)
	137	137
Future tax liabilities		
Book value in excess of tax basis	**(73)**	(72)
Tax on investment tax credits recognized for accounting purposes	**(8)**	(4)
Provisions and reserves	**12**	18
	(69)	(58)
Net future tax assets	**$ 68**	$ 79

c) Tax loss carryforwards

As at October 31, 2005, the Company has recorded future tax assets relating to income tax loss carryforwards of $160 million (2004 - $171 million) before valuation allowances. These assets relate to $437 million (2004 - $472 million) of tax loss carryforwards. Of the total losses, $49 million (2004 - $87 million) expire by 2011, $132 million (2004 - $100 million) expire between 2014 and 2025; and the remaining $256 million (2004 - $285 million) may be carried forward indefinitely.

d) Investment tax credits

During the year, the Company recognized investment tax credits relating to research performed in Canada on its own behalf and on behalf of certain customers of $14 million (2004 - $30 million). The amount recognized in the year is net of a $3 million increase to the valuation provision relating to the Company's operations in Montreal, Canada. These investment tax credits were attributable to salaries and other research-related expenditures and were recorded as a reduction of cost of revenues and research and development expenses.

16. Discontinued Operations

In 2005, the Board of Directors of the Company approved a strategic plan to focus the Company on the Life Sciences segment and to close or divest of certain early-stage pharmaceutical research services businesses. As a result, the Company has reclassified its distribution business, its diagnostics business located in Calgary, Alberta, and certain early-stage pharmaceutical research services businesses as discontinued operations. Subsequent to the year-end, the Company sold its distribution business for cash proceeds of $79 million.

In addition to the businesses identified above, discontinued operations include the Company's US diagnostics business, which was classified as discontinued in 2004, and a European-based generic radiopharmaceutical manufacturing business which was classified as discontinued in 2003.

During 2005, the Company ceased operations in the generic radiopharmaceutical business and completed its exit from the facility. Also in 2005, the Company completed the sale of its sole remaining US diagnostics operation and achieved final settlement of outstanding issues related to the sale of some US diagnostics businesses that occurred in 2004. As a result of these events, the Company recorded proceeds from the sale of discontinued operations totalling $11 million and a net gain of $6 million in 2005. Proceeds of $26 million were realized in 2004 associated with the US diagnostics operations sold in that year. During 2004, the Company also sold its laboratory operations in New York and Georgia in an asset purchase transaction. MDS realized a loss of $10 million on the sale which was subsequently reduced by the receipt of $2 million of contingent considerations based on the terms of the agreement. These gains and losses are included in the loss from discontinued operations as reported in the consolidated statements of income.

Pursuant to CICA Handbook Section 3475, "Disposal of Long-lived Assets and Discontinued Operations" (Section 3475), the revenues and expenses of the business have been netted and reported as loss from discontinued operations on the consolidated statements of income. Figures for 2004 and 2003 have been restated to reflect this presentation. The results of the discontinued operations for the years ended October 31 were as follows:

(All tabular amounts are in millions of Canadian dollars except where noted)

	2005	2004	2003
Revenues	$ 347	$ 385	$ 426
Cost of revenues	(289)	(317)	(349)
Selling, general and administration	(42)	(61)	(73)
Depreciation and amortization	(6)	(10)	(10)
Gain on the sale of discontinued operations	6	-	-
Net restructuring charges [1]	(3)	(1)	(22)
Goodwill write-down	(18)	-	-
Operating loss	(5)	(4)	(28)
Interest expense	(1)	(1)	(1)
Dividend and interest income	1	-	-
Income taxes	(4)	(4)	(3)
Minority interest	(2)	(3)	(2)
Loss from discontinued operations	$ (11)	$ (12)	$ (34)

[1] Included in the loss from discontinued operations are net restructuring charges associated with the plan of disposition as follows:

	2005	2004	2003
Operating costs	$ -	$ -	$ 1
Provision for workforce reductions	4	-	14
Provision for uncollectible receivables	-	-	1
Provisions for contractual obligations and other	(1)	1	6
	$ 3	$ 1	$ 22

In accordance with Section 3475, long-lived assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell. Long-lived assets to be disposed of other than by sale are classified as held and used until disposed of. MDS has classified certain operations as held for sale in accordance with this Section. The sale of these operations is expected to occur within one year and, therefore, assets and liabilities associated with these operations have been classified as current. A provision of $15 million for the impairment of goodwill has been recorded for a certain operation to reflect the amount that is not expected to be recovered from the sale proceeds.

The following table provides the assets and related liabilities held for sale as at October 31:

	2005	2004
Assets held for sale		
Accounts receivable	$ 32	$ 28
Inventories	24	22
Prepaid expenses	1	1
Current assets held for sale	57	51
Capital assets	31	20
Goodwill	26	41
	57	61
	114	112
Liabilities related to assets held for sale		
Current liabilities	38	27
Long-term debt	9	9
Future tax liabilities	2	2
Minority interest	1	1
	$ 50	$ 39

To determine the assets held for sale related to those operations classified as discontinued operations, the Company is required to make estimates and assumptions that affect the reported amounts of these assets and liabilities and, therefore, these amounts are subject to measurement uncertainty. Actual amounts may differ from these estimates.

17. Earnings Per Share

		2005		2004		2003
Net income available to Common shareholders	**$**	**31**	$	51	$	48
Weighted average number of Common shares outstanding – basic (in millions)		**142**		142		141
Impact of stock options assumed exercised (in millions)		**-**		1		1
Weighted average number of Common shares outstanding – diluted (in millions)		**142**		143		142

Options to purchase 4,148,000, 1,573,000 and 1,576,000 Common shares for the years ended October 31, 2005, 2004, and 2003, respectively, were not included in the computation of diluted earnings per share because these options have exercise prices which were greater than the average market price of MDS's Common shares for 2005.

18. Joint Ventures

The Company conducts certain of its businesses through incorporated and unincorporated joint ventures in which it holds various percentage interests. Following are condensed combined balance sheets and statements of income reflecting the Company's interests in joint venture operations:

		2005		2004		2003
Current assets	**$**	**31**	$	33	$	36
Other assets		**41**		47		21
	$	**72**	$	80	$	57
Current liabilities	**$**	**16**	$	14	$	20
Equity		**56**		66		37
	$	**72**	$	80	$	57
Net revenues	**$**	**188**	$	211	$	227
Operating income	**$**	**60**	$	102	$	121
Cash flow from operating activities	**$**	**78**	$	91	$	149

Cash outflow from investing activities for the joint ventures totalled $10 million (2004 - $5 million; 2003 - $7 million). During the year, the joint ventures distributed $62 million (2004 - $100 million; 2003 - $133 million) to partners, of which the Company's share was 50%.

19. Stock-based Compensation

a) Stock option plan

The Company has a stock option plan (the Plan) primarily for senior management employees. Under the terms of the Plan, the Company may grant stock options to employees and certain others. The exercise price of stock options issued under the Plan equals the market price of the underlying shares on the date of the grant. Stock options granted up to October 31, 2005 vest evenly over five years and have a term of ten years. Those granted after October 31, 2005 will vest evenly over three years and have a term of seven years.

	2005			2004		
	Number (000s)		Weighted Average Exercise Price	Number (000s)		Weighted Average Exercise Price
Maximum available for issue	**9,893**			10,522		
Outstanding November 1	**7,610**	**$**	**17.63**	8,462	$	16.79
Granted	**1,442**		**17.58**	950		19.67
Exercised	**(629)**		**12.59**	(1,194)		12.06
Cancelled	**(751)**		**20.44**	(608)		20.08
Outstanding October 31	**7,672**		**17.76**	7,610		17.63
Options vested at year-end	**4,661**	**$**	**16.90**	4,172	$	15.69

Options outstanding at October 31, 2005 comprise:

			Options Outstanding			Options Exercisable		
Range of Exercise Prices		Weighted Average Remaining Contractual Life (Years)	Number (000s)		Weighted Average Exercise Price	Number (000s)		Weighted Average Exercise Price
$5.21	- $13.94	0.7	**621**	**$**	**8.98**	621	$	8.98
$13.95	- $15.70	3.3	**1,639**		**14.57**	1,639		14.57
$15.71	- $18.90	7.3	**2,526**		**18.10**	828		18.74
$18.90	- $21.75	7.5	**2,014**		**20.73**	854		20.93
$21.76	- $31.50	5.1	**872**		**22.13**	719		22.14
		5.7	**7,672**	**$**	**17.76**	4,661	$	16.90

Stock option compensation expense for 2005 was $3 million (2004 - $1 million), which has been recorded in selling, general and administration expenses.

Compensation expense for purposes of the pro forma disclosures described in note 19(b) has been determined in accordance with a methodology prescribed in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments".

The Company utilizes the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

	2005	2004	2003
Risk-free interest rate	**3.8%**	4.3%	5.5%
Expected dividend yield	**0.7%**	1.0%	1.0%
Expected volatility	**.334**	.317	.357
Expected time until exercise	**5.19**	5.25	5.25

The weighted average fair value of options granted was estimated to be $5.98 per Common share in 2005, $6.83 per Common share in 2004, and $8.01 per Common share in 2003.

The Black-Scholes option valuation method used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options and because changes in any of these assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not provide a reliable single measure of the fair value of its stock options.

b) Pro forma impact of stock-based compensation

Companies are required to calculate and disclose, in the notes to the consolidated financial statements, compensation expense related to the grant-date fair value of stock options for all grants of options for which no expense has been recorded in the consolidated statement of income. For MDS, this includes those stock options issued prior to November 1, 2003.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

		2005		2004		2003
Net income	**$**	**31**	$	51	$	48
Compensation expense for options granted prior to November 1, 2003		(5)		(8)		(8)
Net income - pro forma	**$**	**26**	$	43	$	40
Basic and diluted earnings per share	**$**	**0.18**	$	0.30	$	0.28

c) Incentive Plans

Mid-term Incentive Plans

For fiscal years 2000 through 2003, the mid-term incentive plan was designed to reward participating executives for creating shareholder value that met or exceeded the returns of an appropriate index on the Toronto Stock Exchange over a three-year performance period. The participants were awarded units each year relative to the increase in such index over the three-year performance period. Vested units were received as either Restricted Share Units (RSUs), in which case cash was paid on vesting, or Deferred Share Units (DSUs), where payment is deferred until employment with the Company ends. Those units not vested were never paid.

Starting in fiscal year 2004, the mid-term incentive plan was based on specific operating margin improvement targets and achievement of defined change outcomes across the Company over a two-year performance cycle ending October 31, 2005. The plan replaced a portion of the annual stock option grants with Performance Share Units (PSUs). The units will vest and pay out from 0% to 200% of the target grant based on attainment of specified performance levels.

During 2005, the Company approved a PSU mid-term incentive plan for senior management (the 2006 MTIP). All PSUs under the 2006 MTIP will vest in two equal tranches, based on achieving specified share price hurdles of $22.00 and $26.00, respectively. The term of the PSUs is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle. Payout on certain PSUs will be in the form of DSUs, the balance will be paid in cash. No grants were made under the MTIP in 2005.

(All tabular amounts are in millions of Canadian dollars except where noted)

20. Employee Future Benefits

The Company sponsors various post-employment benefit plans including defined benefit and defined contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to its employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefit plans are unfunded. Effective January 1, 2008, certain benefit plans were eliminated, resulting in a curtailment gain of $10 million, which was offset by a $6 million unamortized loss.

Defined Benefit Pension Plans - The formula for Canadian plans is based on the highest three or six average consecutive years' wages and requires employee contributions. A non-contributory Taiwanese plan is based on an employee's years of service and their compensation during the last month prior to retirement. A plan available to certain US employees is based on the participants' 60 highest consecutive months of compensation and their years of service.

The Company uses an October 31 measurement date for the majority of its plans. The most recent actuarial valuations of the majority of the pension plans for funding purposes were as of January 1, 2004, and the next required valuations will be as of January 1, 2007.

Defined Contribution Pension Plans - The Company sponsors a registered pension plan for certain senior executives. Contributions are based on 10%-15% of the employee's annual earnings. In addition, the Company sponsors a contributory pension plan for a subsidiary where the employees' contributions are based on a percentage of their pensionable earnings and the Company's contribution is based on the length of pensionable services. During 2005, the Company contributed $2 million (2004 - $2 million) to the defined contribution pension plans.

Other Benefit Plans – These include a supplemental retirement arrangement, a retirement/termination allowance and post-retirement benefit plans, which include contributory health and dental care benefits and contributory life insurance coverage. Individuals must retire to be eligible.

The net periodic benefit costs for the Company's post-employment benefit plans comprise the following components:

	Pensions		Other Benefit Plans	
	2005	2004	**2005**	2004
Service cost	**$ 5**	$ 6	**$ 2**	$ 1
Interest cost	**11**	10	**2**	2
Expected return on plan assets	**(13)**	(12)	**-**	-
Recognized actuarial gain	**1**	-	**-**	-
Amortization of net transition asset	**(3)**	(3)	**-**	-
Curtailment gain	**-**	-	**(4)**	-
Net periodic benefit cost	**$ 1**	$ 1	**$ -**	$ 3

The following assumptions were used in the determination of the net periodic benefit cost:

		Pensions		Other Benefit Plans	
		2005	2004	**2005**	2004
Expected rate of return on plan assets		**6.75%**	7.0%	**n/a**	n/a
Discount rate - obligation		**5.25%**	6.25%	**5.25%**	6.25%
Discount rate - expense		**6.25%**	6.25%	**6.25%**	6.50%
Rate of compensation increase		**4.25%**	4.25%	**4.50%**	4.25%
Health care cost trend rate	· first five years	**n/a**	n/a	**10.0%**	10.0%
	· thereafter	**n/a**	n/a	**5.0%**	5.0%

The assumed health care cost trend rate used in determining the benefit cost for 2005 is 10% (2004 – 10%), decreasing to an ultimate level of 5% after five years (2004 - 5%). The assumed current dental trend rate used in determining the benefit cost for 2005 is 4.5% (2004 - 4.5%), which is expected to be maintained after five years.

The average remaining service period of the active employees covered by the pension plans and the other retirement benefits for 2005 is 14 years (2004 – 14 years; 2003 - 15 years).

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have had the following impact in 2005:

		1% Increase		1% Decrease
Change in net benefit cost	$	-	$	-
Change in benefit obligation		2		(1)

Changes in the benefit obligations for the plans were as follows:

		Pensions				Other Benefit Plans		
		2005		2004		**2005**		2004
Benefit obligations – beginning of year	**$**	**186**	$	172	**$**	**29**	$	27
Service cost – pension		**6**		6		**2**		1
Interest cost		**11**		11		**2**		2
Benefits paid		**(6)**		(3)		**(1)**		(1)
Currency translation adjustment		**-**		-		**-**		(1)
Actuarial losses		**7**		-		**5**		1
Curtailments		**-**		-		**(10)**		-
Total benefit obligations – end of year	**$**	**204**	$	186	**$**	**27**	$	29

Changes in the assets of the plans were as follows:

		Pensions				Other Benefit Plans		
		2005		2004		**2005**		2004
Plan assets at fair value – beginning of year	**$**	**199**	$	183	**$**	**-**	$	-
Actual return on plan assets		**25**		18		**-**		-
Benefits paid		**(6)**		(7)		**(1)**		(1)
Company contributions		**3**		3		**1**		1
Participant contributions		**2**		2		**-**		-
Plan assets at fair value – end of year	**$**	**223**	$	199	**$**	**-**	$	-

Amounts recognized in the Company's consolidated statements of financial position consist of:

		Pensions				Other Benefit Plans		
		2005		2004		**2005**		2004
Plan assets in excess of (less than) projected obligations	**$**	**19**	$	13	**$**	**(27)**	$	(29)
Unrecognized actuarial gains		**21**		23		**4**		5
Unrecognized past service costs		**-**		-		**(1)**		(1)
Unrecognized net transition asset		**(27)**		(29)		**-**		-
	$	**13**	$	7	**$**	**(24)**	$	(25)

(All tabular amounts are in millions of Canadian dollars except where noted)

The percentage of fair value of total pension plan assets held at October 31, 2005 is as follows:

	2005	2004
Asset category	**Percentage of Plan Assets**	Percentage of Plan Assets
Fixed income	**34.8%**	35.4%
Equities	**60.6%**	64.5%
Cash	**4.6%**	0.1%
Total	**100%**	100%

21. Cash Flow

Adjustments to reconcile net income to cash provided by continuing operating activities include:

Items not affecting current cash flows:

	2005	2004	2003
Impairment of goodwill	$ 3	$ 63	$ -
Depreciation and amortization	69	65	68
Deferred income	(15)	(17)	-
Minority interest	11	2	6
Future income taxes	(5)	(29)	32
Equity earnings - net of distribution	12	1	-
Impairment of long-term investments *(note 14)*	6	22	77
Impairment of intangible assets *(note 14)*	8	15	-
Gain on sale of businesses and investments *(note 14)*	-	(4)	(12)
Write-down of capital assets *(notes 3 and 13)*	7	10	10
Stock option compensation	3	1	-
Net gain on reorganization of MDS Proteomics *(note 14)*	-	(8)	-
Gain on sale of discontinued operations *(note 16)*	(6)	-	-
Unrealized loss on interest rate swaps *(notes 14 and 25)*	3	-	-
Other	(5)	2	2
	$ 91	$ 123	$ 183

Changes in non-cash working capital balances:

	2005	2004	2003
Accounts receivable	$ (3)	$ (52)	$ 51
Unbilled revenue	(32)	4	-
Inventories	(4)	23	(45)
Accounts payable, accrued liabilities and deferred revenue	60	(14)	13
Income taxes	(8)	26	7
Other	(1)	9	(22)
	$ 12	$ (4)	$ 4

22. Segmented Information

Management has determined that the Company operates within two dominant segments - Life Sciences and Health. These segments are organized predominantly around customer groups identified for the businesses.

Life Sciences businesses supply products and services to manufacturers of medical products such as pharmaceuticals, medical devices and supplies. The products and services provided by Life Sciences businesses include pharmaceutical contract research services, medical isotopes and advanced analytical equipment.

Health businesses are focused on the provision of products and services to individuals and to institutions that provide health care services to consumers. Health products and services are now limited to clinical laboratory testing and related services.

The historical information for MDS Proteomics Inc. has been maintained in the following tables for information purposes only. MDS Proteomics was focused on research and development in the field of proteomic-enabled drug discovery. MDS Proteomics' products and services included capabilities in proteomics systems, technology, drug design, screening and biology.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant inter-segment transactions.

The information presented below is for continuing operations. For comparability purposes, the Proteomics segment results for 2003 and 2004 have also been excluded.

Operating results

		Net Revenues	Operating Income Before Restructuring	Restructuring Charges	Depreciation and Amortization
Life Sciences	**2005**	**$ 1,154**	**$ 86**	**$ (55)**	**$ 61**
	2004	1,141	168	(8)	52
	2003	1,055	207	(19)	47
Health - diagnostics	**2005**	**335**	**62**	**(17)**	**8**
	2004	338	63	(5)	6
	2003	333	39	(9)	10
Total	**2005**	**$ 1,489**	**$ 148**	**$ (72)**	**$ 69**
	2004	1,479	231	(13)	58
	2003	1,388	246	(28)	57

Operating results for MDS Proteomics for 2004 and 2003 were as follows: Net revenues for 2004 - nil; 2003 - $1 million; operating income (loss) before restructuring for 2004 - ($81) million; 2003 - ($32) million; and depreciation and amortization of capital assets and other intangible assets for 2004 - $7 million; 2003 - $11 million.

Financial position

		Total Assets	Additions[1]		Investment in Investees Subject to Significant Influence
			Capital Assets	Goodwill	
Life Sciences	**2005**	**$ 2,093**	**$ 125**	**$ 6**	**$ 30**
	2004	2,013	107	15	41
	2003	1,897	102	6	52
Health - diagnostics	**2005**	**$ 473**	**$ 8**	**$ -**	**$ 10**
	2004	512	1	2	11
	2003	305	15	-	10
Total	**2005**	**$ 2,566**	**$ 133**	**$ 6**	**$ 40**
	2004	2,525	108	17	52
	2003	2,202	117	6	62

[1]Total assets exclude assets held for sale relating to discontinued operations.

Total assets of MDS Proteomics in 2004 was nil and in 2003 were $186 million. MDS Proteomics had no additions of capital assets, goodwill or investments in 2004 and 2003.

(All tabular amounts are in millions of Canadian dollars except where noted)

Total assets held for sale were $114 million (2004 - $112 million; 2003 - $123 million).

Revenues by customer location

		Canada	US	Europe	Asia	Other
Life Sciences	**2005**	**$ 69**	**$ 583**	**$ 333**	**$ 117**	**$ 52**
	2004	57	584	308	82	110
	2003	72	530	280	114	59
Health - diagnostics	**2005**	**$ 335**	**$ -**	**$ -**	**$ -**	**$ -**
	2004	337	-	1	-	-
	2003	333	-	-	-	-
Total	**2005**	**$ 404**	**$ 583**	**$ 333**	**$ 117**	**$ 52**
	2004	394	584	309	82	110
	2003	405	530	280	114	59

Revenues by customer location for MDS Proteomics were nil for all locations, except in 2003, where revenues in Canada were $1 million.

Export sales by Canadian operations during 2005 amounted to approximately $666 million (2004 - $773 million; 2003 - $714 million).

Capital assets and goodwill by geographic location

		Canada	US	Europe	Asia	Goodwill
Life Sciences	**2005**	**$ 693**	**$ 63**	**$ 53**	**$ 4**	**$ 478**
	2004	537	121	85	3	485
	2003	552	67	45	2	491
Health - diagnostics	**2005**	**$ 28**	**$ -**	**$ -**	**$ -**	**$ 63**
	2004	35	3	1	-	63
	2003	52	15	-	-	72
Total	**2005**	**$ 721**	**$ 63**	**$ 53**	**$ 4**	**$ 541**
	2004	575	121	86	3	548
	2003	604	67	45	2	563

As a result of the reorganization, capital assets by geographical location for MDS Proteomics were nil in 2004 for all locations. In 2003, MDS Proteomics capital assets were $25 million, $4 million and $1 million in Canada, US, and Europe, respectively. Goodwill relating to MDS Proteomics in 2003 was $116 million.

Revenues by products and services

		Isotopes	Analytical Equipment	Pharmaceutical Research Services	Clinical Laboratory Services
Total	**2005**	**$ 325**	**$ 286**	**$ 543**	**$ 335**
	2004	350	282	509	338
	2003	308	270	477	333

23. Commitments and Contingencies

As at October 31, 2005, the Company is obligated under premises and equipment leases and other long-term contractual commitments to make minimum annual payments of approximately:

		Operating Leases		Other Contractual Commitments
2006	$	35	$	90
2007		30		68
2008		24		62
2009		20		60
2010		18		55
Thereafter		25		147
	$	152	$	482

Rental expense under premises and equipment leases for the year ended October 31, 2005 was $47 million (2004 - $51 million; 2003 - $52 million).

Included in other contractual commitments above is $254 million associated with long-term supply arrangements and other long-term commitments with major electricity producers comprising the majority of the Company's expected cobalt purchase. In addition, the Company is party to a construction contract for the building of two special purpose reactors and a related processing facility.

Other contractual commitments included a remaining five-year commitment totalling $211 million (2004 - $256 million) relating to the outsourcing of the information technology infrastructure, and a $10 million commitment (2004 - $15 million) in the next year for the implementation of a common business system across the Company.

In 2003, the Company entered into a three-year sale-leaseback transaction for certain of its computer equipment with carrying values of approximately $12 million.

24. Guarantees

In 2003, the Company undertook to guarantee a bank loan of $20 million on behalf of an investee, Hemosol Corp. (the Borrower), in exchange for warrants in the Borrower. This loan is secured by a fixed and floating charge over all the assets of the Borrower. Under the guarantee, MDS was subrogated to and took an assignment of the rights and remedies of the bank under the loan. This guarantee initially expired on June 20, 2005. In consideration for providing the initial guarantee, MDS received 1.5 million warrants to purchase common shares of the Borrower, of which 1.25 million warrants were immediately exercisable at a price of $4.00 per share. As part of the reorganization of Labs LP, MDS surrendered 0.6 million warrants related to this guarantee.

In the second quarter of 2005, the term of the Borrower's credit facility was extended to May 25, 2007, and the guarantee was extended from June 20, 2005 to June 30, 2007. As consideration for the extension, the Company received warrants to purchase up to 0.7 million common shares of the Borrower at an exercise price of $3.36 per share with a term of five years from the date of issuance. The Company believed that the fair value of the units was nominal, and accordingly, ascribed no value to these units.

(All tabular amounts are in millions of Canadian dollars except where noted)

Subsequent to year-end, the Borrower entered receivership. As a result of the receivership, the Borrower's bank has requested payment by the Company of the amounts due on the bank loan. On December 8, 2005 the Company remitted $20 million to the bank and, in turn, assumed the loan and senior security position held by the bank. MDS has agreed to provide up to $1 million of debtor-in-possession financing in conjunction with another secured vendor who ranks second to MDS in preference. This funding will rank in preference to MDS's existing secured position. Due to measurement uncertainty, the Company is not able to determine if sufficient proceeds from the sale of the assets of the Borrower will be available to recover the Company's investment.

Other guarantees for which the Company is contractually obligated to make payments in the event of a default by a third party or due to its inability to meet certain performance-based obligations total approximately $11 million (2004 - $10 million).

25. Financial Instruments

a) Foreign currency and interest rate contracts

The Company uses foreign currency forward and option contracts to manage its foreign exchange risk. Certain Canadian operations of the Company are expected to have net cash inflows in 2006 and subsequent years denominated in US dollars. The Company enters into foreign exchange contracts to hedge a substantial portion of these cash flows. The Company uses interest rate swap contracts to manage its exposure to interest rate risk on certain of its debt obligations.

As of October 31, 2005, the Company had outstanding foreign exchange contracts and options in place to sell up to US$139 million, and in certain circumstances up to US$179 million, at a weighted average rate of C$1.22, maturing over the next eight months. The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate. The interest rate swap contracts are designated as hedges; however, in the fourth quarter, the hedge effectiveness test was not met and a $3 million loss was recorded in other expenses (see note 14).

b) Credit risk

Certain of the Company's financial assets, including cash and cash equivalents, are exposed to credit risk. The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations. Such investments are limited to those issuers carrying an investment-grade credit rating. In addition, the Company limits the amount that is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers. Approximately 10% of the outstanding accounts receivable at October 31, 2005 are due from Canadian provincial health authorities. No other single party accounts for a significant balance of accounts receivable.

c) Fair value

Cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income taxes - These assets and liabilities have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Foreign exchange and interest rate swap contracts - As at October 31, 2005, the carrying amounts and fair values for all derivative financial instruments are as follows:

		2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Net asset (liability) position:				
Currency forward and option - assets	$ 4	$ 7	$ -	$ 41
Currency forward and option - liabilities	$ (1)	$ (1)	$ (1)	$ -
Interest rate swap and option contracts	$ (3)	$ (3)	$ -	$ 3

Of the net $6 million fair value of currency forwards and options, the fair market value of currency options not eligible for hedge accounting amounted to $2 million at October 31, 2005. These contracts are included in accounts payable and accrued liabilities and are marked to market each period. The Company recorded a $4 million gain in 2005 as a result of marking these options to market.

26. Cumulative Translation Adjustment

Unrealized translation adjustments arise from the translation into Canadian dollars of the Company's net investment in self-sustaining foreign operations and the revaluation of certain hedged items. As at October 31, 2005, the Company had a cumulative translation adjustment loss of $26 million largely resulting from the impact of the declining value of the US dollar on the Company's net investment in its US operations.

The Company has designated its US-dollar senior unsecured notes payable as a hedge of the net investment in these US operations. Unrealized currency-related gains or losses resulting from the translation of these notes into Canadian dollars are recorded in the cumulative translation account due to this hedging relationship.

27. Comparative Figures

Certain figures for previous years have been reclassified to conform with the current year's consolidated financial statement presentation.

The Company has redesignated a portion of the goodwill pertaining to its pharmaceutical research operations as a US dollar-denominated asset. As a result, the carrying value of this goodwill has been adjusted to reflect the prevailing exchange rate between the Canadian dollar and the US dollar at each period-end. This resulted in a reduction in the carrying value of goodwill at October 31, 2004 of $76 million and a corresponding reduction in the value of the cumulative translation account.

(All tabular amounts are in millions of Canadian dollars except where noted)

28. Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those of US GAAP except as summarized below. Significant differences between Canadian and US GAAP would have the following effect on net income of the Company:

		2005		2004[1]		2003[1]
Net income from continuing operations in accordance with Canadian GAAP	$	**42**	$	63	$	82
US GAAP adjustments:						
Unrealized gains (losses) on foreign exchange contracts and interest rate swaps (i)		**(39)**		(10)		46
Deferred development costs (ii)		**(15)**		-		(2)
Dilution gains (iii)		**-**		(8)		-
Impairment of long-term investment (iv)		**-**		-		21
Acquired in-process research and development (v)		**-**		(3)		-
Stock-based compensation (vi)		**-**		-		(2)
(Increase) reduction in income tax expense arising from GAAP adjustments		**17**		8		(15)
Net income from continuing operations in accordance with US GAAP		**5**		50		130
Net income from discontinued operations in accordance with Canadian and US GAAP - net of tax		**(11)**		(12)		(34)
Net income in accordance with US GAAP		**(6)**		38		96
Comprehensive income adjustments (vii):						
Unrealized loss on share investments – net of tax		**(7)**		(10)		(33)
Cumulative translation adjustment		**(14)**		4		(14)
Comprehensive income (loss)	$	**(27)**	$	32	$	49
Basic and diluted earnings (loss) per share in accordance with US GAAP						
- from continuing operations	$	**0.04**	$	0.35	$	0.92
- from discontinued operations		**(0.08)**		(0.08)		(0.24)
	$	**(0.04)**	$	0.27	$	0.68

[1]During 2005, the Company determined that amounts previously identified as pre-commissioning costs for US GAAP purposes were capital in nature. Accordingly, net income under US GAAP for 2004 and 2003 has been increased by $11 million and $10 million, respectively, and retained earnings for 2004 has been increased by $47 million.

i) Foreign Exchange Contracts and Interest Rate Swaps - The Company designates certain foreign exchange forward contracts as hedges of future revenue streams and interest rate swap contracts as hedges of interest obligations. Under Canadian GAAP, the resulting gains and losses on the contracts are recorded in operations in the period in which a contract matures. Under US GAAP, these contracts would not qualify for hedge accounting, and, accordingly, such contracts are carried at fair value with changes in fair value reflected in earnings.

ii) Deferred Development Costs - Under Canadian GAAP, qualifying product development costs are capitalized and amortized over the future periods benefited. Under US GAAP, such costs are expensed as incurred.

iii) Dilution Gains – Under Canadian GAAP, dilution gains associated with development-stage subsidiaries are recorded as income. Under US GAAP, such gains are not recognized.

iv) Impairment of Long-Term Investment - Under Canadian GAAP, certain securities are recorded at cost less any provision for declines in value considered to be other than temporary, and related gains or losses are included in income when realized. Under US GAAP, certain securities that are considered to be available for sale are reported at fair market value. Unrealized holding gains and losses on securities considered available for sale are recorded as a component of comprehensive income until realized. A decline in the fair value of securities available for sale that is considered other than temporary in nature is to be reported as a component of net income.

For MDS, effective November 1, 2006, the Company will adopt CICA Handbook Section 1530 "Comprehensive Income", which will eliminate the above GAAP difference for all periods subsequent to 2006. The 2003 adjustment was made to reflect a write-off of an investment under Canadian GAAP, which was written off under US GAAP in prior periods.

v) Acquired In-Process Research and Development - Under Canadian GAAP, the cost of in-process research and development acquired as a result of a business combination is capitalized and amortized over its estimated useful life. Under US GAAP, such costs are charged to income at the date of acquisition.

vi) Stock-Based Compensation – Under Canadian GAAP, the premium paid on stock options that are repurchased for cancellation, net of applicable taxes, is charged to retained earnings. Under U.S. GAAP as prescribed by APB 25, where cash payments are made in respect of options issued prior to July 1, 2000, or where options are issued having a strike price below fair market value, the premium paid or the intrinsic value is considered to be compensation expense and deducted from income.

vii) Comprehensive Income – US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

The Company has interests in certain jointly controlled entities that are proportionately consolidated under Canadian GAAP. Under US GAAP, such interests are accounted for by the equity method. Net income, earnings per share and shareholders' equity under US GAAP are not impacted by the proportionate consolidation of these interests. Summary balance sheets and income statements, along with certain cash flow information, for the Company's investments in jointly controlled entities are provided in note 18.

Under Canadian GAAP, CICA Handbook Section 3860, "Financial Instruments", requires the separate presentation of the debt and equity components of a debt instrument when such an instrument can be settled by the issuance of common shares and is convertible into equity of the Company by the issuer. Interest related to the equity component is charged to shareholders' equity through the accretion of equity component of debentures payable. Under US GAAP, Financial Accounting Standards Board 133, "Accounting for Derivative Instruments and Hedging Activities", does not permit a portion of the proceeds from the issuance of this type of convertible security to be accounted for as attributable to the conversion feature. As a result, under US GAAP, the net loss would have increased by the amount of interest, which is immaterial in 2003, accreted to the equity component of the convertible debentures, and long-term debt would increase by $11 million and minority interest would decrease by a similar amount. During 2004, the Company deconsolidated MDS Proteomics, where the debt was recorded and, therefore, the debt and the equity component no longer exist.

(All tabular amounts are in millions of Canadian dollars except where noted)

The following table indicates the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under US GAAP. The revised amounts would have been as follows:

	2005	2004
Accounts receivable and other	$ 281	$ 318
Long-term future tax assets	133	133
Long-term investments	79	89
Other intangible assets	40	49
Long-term future tax liabilities	71	76
Accumulated comprehensive loss	(76)	(55)
Additional paid-in capital	90	90
Retained earnings	484	526

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new US GAAP standards that have not yet been adopted due to delayed effective dates.

a) In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, "Inventory Costs" (SFAS 151). SFAS 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) be recognized as current period charges rather than capitalized as a component of inventory costs. In addition, SFAS 151 requires allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred in fiscal periods beginning after June 15, 2005. The guidance should be applied prospectively.

(b) In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123R), which requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values. SFAS 123R also modifies certain measurement and expense recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), that will impact MDS, including the requirement to estimate employee forfeitures each period when recognizing compensation expense, and requiring that the initial and subsequent measurement of the cost of liability-based awards each period be based on the fair value (instead of the intrinsic value) of the award. This statement is effective for MDS as of January 1, 2006; however, since MDS previously elected to expense employee stock-based compensation using the fair value method prospectively for all awards granted or modified on or after November 1, 2003 in accordance with Canadian GAAP, management has determined that there is no longer a GAAP difference.

(c) In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), which replaces "Accounting Principles Board (APB) Opinion No. 20, Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28". SFAS 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS 154 requires retrospective application to prior period financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. SFAS 154 also requires certain disclosures for restatements due to correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and is required to be adopted by MDS as of November 1, 2006. The impact that the adoption of SFAS 154 will have on MDS's consolidated results of operations and financial condition will depend on the nature of future accounting changes adopted by MDS and the nature of transitional guidance provided in future accounting pronouncements.

ELEVEN YEAR FINANCIAL SUMMARY

Years ended October 31
(millions of Canadian dollars except per share data)

	2005	2004	2003	2002
Operating results				
Net revenues	$ 1,489	$ 1,479	$ 1,388	$ 1,353
Operating income from continuing operations before goodwill amortization	76	137	186	200
Operating income from continuing operations before unusual items	172	226	239	207
Net income from continuing operations before unusual items	138	151	141	105
Net income from continuing operations before goodwill amortization	42	63	82	98
Net income	31	51	48	105
Financial position				
Working capital	400	429	360	301
Capital assets	841	785	776	740
Other long-term assets	861	885	1,013	1,081
Total assets	2,680	2,637	2,565	2,542
Long-term debt	468	485	542	615
Shareholders' equity	1,425	1,421	1,426	1,354
Capital employed	1,649	1,631	1,771	1,841
Cash flow				
Cash from operations	135	182	269	186
Net share capital issued (repurchased)	(2)	1	1	0
Cash dividends paid	14	9	10	10
Capital assets purchased	126	108	117	152
Acquisitions (divestitures)	(4)	(25)	(23)	(7)
Net issue (repayment) of long-term debt	(1)	(2)	22	58
Per share data				
Earnings per share from continuing operations before unusual items	0.97	1.11	1.20	1.01
Earning s per share from continuing operations before goodwill amortization	0.30	0.45	0.57	0.69
Earnings per share – basic	0.22	0.36	0.34	0.75
Dividends paid	0.1300	0.0852	0.1000	0.0932
Book value per share	10.05	10.02	10.10	9.63
Price range	21.65 to 15.39	23.20 to 18.17	23.95 to 17.43	25.10 to 18.48
Weighted average shares outstanding (millions)	142	142	141	140
Statistics and Ratios				
Current ratio	1.63	1.91	1.86	1.71
Long-term debt to equity	0.33	0.34	0.38	0.45
Return on average equity	2%	4%	3%	8%
Pre-tax return on capital employed	10%	13%	13%	12%

2001	2000	1999	1998	1997	1996	1995
$ 1,236	$ 1,093	$ 853	$ 723	$ 696	$ 747	$ 643
140	182	155	98	106	91	74
140	196	144	118	106	92	74
15	93	87	56	57	49	32
107	134	96	49	63	52	35
73	110	82	44	63	50	35
221	312	82	79	43	91	61
661	598	427	319	252	227	193
1,060	996	444	366	341	287	228
2,402	2,372	1,299	1,069	938	889	730
553	551	213	191	146	183	139
1,243	1,185	669	506	473	418	356
1,687	1,619	934	874	759	590	512
77	169	128	104	122	82	74
(6)	186	87	(12)	(8)	38	(1)
10	8	6	6	5	4	4
115	135	143	94	55	34	30
15	214	53	26	6	70	33
(16)	256	17	39	38	(32)	40
0.64	0.82	0.74	0.64	0.58	0.48	0.36
0.77	1.08	0.83	0.45	0.63	0.50	0.37
0.52	0.86	0.70	0.51	0.58	0.47	0.34
0.863	0.0788	0.0713	0.0638	0.0563	0.0500	0.0438
8.90	8.50	5.62	4.48	4.19	3.95	3.40
30.00 to	31.90 to	17.43 to	17.25 to	17.38 to	9.56 to	5.00 to
16.66	13.12	13.76	12.00	9.35	5.00	3.31
139	128	117	113	113	109	104
1.48	1.67	1.24	1.36	1.14	1.32	1.25
0.45	0.46	0.32	0.38	0.31	0.44	0.39
6%	12%	14%	9%	14%	13%	10%
8%	15%	16%	16%	18%	18%	16%

MDS

Science advancing health

MDS Inc.
100 International Blvd.
Toronto, Ontario
Canada M9W 6J6

www.mdsinc.com

Focused on High-Growth Global Life Sciences Markets



MDS
Science advancing health

2005 Annual Report

GLOBAL PRESENCE

MDS Worldwide



005 Achievements and Improvements	2006 Priorities
Acquired SkeleTech, Inc. Strong growth in backlog Achieved Preferred Provider status in early-stage services for nine of top ten Pharma companies Made progress on FDA review Realigned Canadian bioanalytical operations Closed sites in Geneva and Munich	• Complete FDA review and create best practice standards • Rebuild market position in bioanalytical services • Capacity expansion in drug safety assessment, early clinical research and central labs • Leverage Biomarker Alliance and Drug Development Programs • Focus late-stage efforts • Implement LeanSigma practices
Aligned organization into functional teams Announced availability of copper isotope for medical research Signed cobalt supply agreement with Rosenergoatom Entered chelating collaboration with Macrocyclics Inc. Exited generic radiopharmaceutical business in Europe	• Resolve MAPLE contractual issues • Expand molecular imaging services and applications • Leverage Macrocyclics Inc. collaboration in the expansion of radiotherapeutic services • Launch Equinox™ platform • Implement clinical development program for TheraSphere® • Roll out LeanSigma
Introduced five new products Introduced MarkerView™ software Integrated MALDI-TOF and TOF/TOF technologies Opened Singapore manufacturing facility Received AME Award for Manufacturing Excellence Received 2005 Frost & Sullivan Award for Drug Discovery Technologies Product Innovation	• Initiate commercial production and sales of the CellKey™ System • Expand supply chain in Asia • Drive continued product and software innovations • Expand applications in applied markets • Introduce completely integrated systems
Completed exit from US lab business Achieved significant productivity through workforce initiatives Launched LeanSigma and began implementation of process improvements Made investments in productivity-enhancing equipment	• Explore strategic ownership alternatives • Expand EBITDA margins through further productivity measures • Implement LeanSigma process improvements across the business • Enhance Supply Chain Management capabilities and realize IT savings

MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments.

By the end of 2006, 95% of revenues will come from global markets. MDS will have over 5,800 highly skilled employees, operating in 27 countries, and our products and services will be distributed to over 90 countries.

OPERATIONAL SUMMARY

		2005 Revenue	Markets
	**MDS Pharma Services** • Contract research services for drug discovery and development	$543 million 36% of MDS 95% global*	• Biotechnology • Pharmaceutical • Generic drugs
	**MDS Nordion** • Medical isotopes for diagnostic and radiotherapeutic applications • Radiopharmaceutical development and manufacturing services • External beam therapy systems for treating cancer • Sterilization technology for medical and consumer products	$325 million 22% of MDS 97% global*	• Molecular imaging • Radiotherapeutics • Oncology • Cardiac imaging
	**MDS Sciex** • Advanced analytical instrumentation for drug discovery and development, clinical applications and environmental protection	$286 million 19% of MDS 90% global*	• Biotechnology • Pharmaceutical • Environmental
	**MDS Diagnostic Services** • Broad menu laboratory testing • Specialized clinical testing • Hospital laboratory management	$335 million 23% of revenue	• Health care

* REVENUE GENERATED OUTSIDE OF CANADA





Our new strategy is straightforward:
focus on life sciences markets to drive growth
and improve operating performance.

2005 FINANCIAL HIGHLIGHTS[1]

MDS made significant progress in executing on its strategy to focus the Company on the high-growth life sciences markets in 2005, a year in which the weakness of US currency served to offset growth across our businesses. We exited 2005 with positive revenue momentum and a more streamlined cost structure—one that positions us well to compete in the global life sciences markets.

Years ended October 31 (millions of Canadian dollars, except EPS)	**2005**	2004	**% Change**
FINANCIAL RESULTS			
Revenue			
Life Sciences	**$ 1,154**	$ 1,141	1%
Health	**$ 335**	$ 338	(1%)
	$ 1,489	$ 1,479	1%
EBITDA[2]			
Adjusted[3]	**$ 241**	$ 306	(21%)
As reported	**$ 145**	$ 195	(26%)
EPS			
Adjusted[3]	**$ 0.82**	$ 1.10	(25%)
As reported	**$ 0.30**	$ 0.44	(32%)
Cash from continuing operating activities	**$ 145**	$ 182	(20%)
Capital expenditures	**$ 133**	$ 108	23%
FINANCIAL POSITION			
Cash position, end of year	**$ 265**	$ 296	(10%)
Total assets	**$ 2,680**	$ 2,637	2%
Net debt	**$ 203**	$ 189	7%
Shareholders' equity	**$ 1,425**	$ 1,421	–

1 From continuing operations
2 Earnings before interest, taxes, depreciation and amortization
3 Before restructuring and other charges

The pace of change accelerated at MDS in 2005, with new leadership and a new strategy focused on growth in the life sciences markets.

When I joined the Board of MDS in 2004, an action plan to transform this Company and establish a new platform for growth was well under way. The Company had grown and established leadership in some very attractive markets. However, the pace of growth had slowed in recent years and financial performance was lagging. John Rogers, who was with the Company from the early days and was a key architect of its growth into a dynamic global enterprise, recognized the need for change, and he and his team embarked on a massive undertaking.

Part of the action plan was to establish clear lines of succession throughout senior management and John had the vision and courage to reach out to a new generation of leadership when he announced a search for a successor in 2004. The Board was involved with the comprehensive search process, and we were very pleased to recruit Stephen P. DeFalco, who became CEO in July. Stephen is a bold, decisive and seasoned executive who brings considerable global industry experience to the table at this critical time.

Stephen proceeded immediately in addressing our priorities and worked closely with management and with the Board in developing the new strategy to focus the Company and improve performance that he announced in September. We endorsed the strategy wholeheartedly and unanimously. This was not a rubber stamp, but a reflection of our own participation in the process, and the quality and clarity of the strategy.

It has been a remarkable year of change at MDS—for the Board of Directors as well as for the Company—as you will see in my message in the Corporate Governance section on page 18 of this report.

As we move forward in a new era, we owe John Rogers a great debt of thanks, and we look forward to Stephen DeFalco's leadership as we chart an exciting future for MDS.



John T. Mayberry
Chairman

Last spring, when I made my decision to join as Chief Executive Officer, I could see that MDS had tremendous potential. The global life sciences markets are some of the most robust and exciting markets in the world. I could see how strongly MDS was positioned in these markets, and I understood what an exciting and compelling opportunity lay ahead.



Stephen P. DeFalco
President and
Chief Executive Officer

MDS end markets in life sciences are global: they make a significant contribution to the health and well-being of people and have strong, long-term growth drivers. Our businesses within these markets are well positioned competitively, with well-recognized brands and strong product and service capabilities.

The challenge for MDS is to improve both operational effectiveness and profitability, while capitalizing on growth opportunities. These actions will translate our market potential into exciting returns for shareholders and an enriching experience for customers and employees.

The Board and executive team were already well advanced in this process when I joined. Together we were able to accelerate the development and implementation of a plan that will take MDS into a new era of growth and prosperity. **This new strategy is straightforward: focus on life sciences markets to drive growth and improve operating performance.**

Driving Performance

Stephen P. DeFalco	Andrew W. Boorn	Jim A. H. Garner	Thomas Gernon
President and CEO	President, MDS Sciex	Executive Vice-President, Finance and CFO	Chief Information Officer



Focus on Life Sciences: Robust markets with strong drivers

Rapid technology development in our end markets in health care around the world is creating exciting opportunities for MDS. We see increasing use of diagnostic imaging and radiopharmaceuticals, the rapid and safe development of therapeutics, and a growing emphasis on understanding molecular pathways as key trends driving growth for MDS companies.

MDS will focus on the three businesses which serve these markets and position us to effectively capitalize on these trends: MDS Pharma Services, MDS Nordion and MDS Sciex. This focus effectively doubles the growth rate of the end markets MDS serves from 3%–5% to 7%–10% annually.

MDS Pharma Services

Our Pharma Services business is the sixth largest global provider of contract research services and the leading global provider of early-stage services. In 2005, our revenue grew by 7% in spite of challenges in our bioanalytical business. We focused the business on its highest potential opportunities to position it for more profitable growth by closing and divesting a number of small businesses that were not contributing to overall performance. We streamlined the management team, realigned accountability and recruited a new head of finance. MDS Pharma Services' new strategic focus, paired with initiatives within the Drug Development and Biomarker programs, positions the Company for strong performance in 2006.

Gilbert Godin
President, MDS Pharma Services

Kenneth Horton
Executive Vice-President, Corporate Development and General Counsel

James M. Reid
Executive Vice-President, Organization Dynamics

Hans K. Thunem
President, MDS Diagnostic Services

Steve West
President, MDS Nordion



MDS Nordion

MDS Nordion is the leading provider of medical isotopes used in more than 25,000 diagnostic imaging procedures each day around the world. In 2005, our revenue decreased by 7%. By realigning MDS Nordion's organizational structure to become more customer-centric, and strengthening our sales and marketing team, MDS Nordion will more aggressively pursue opportunities for growth in the fields of molecular imaging and radiotherapeutics.

MDS Sciex

MDS Sciex is the acknowledged leader in the $3.0 billion market for analytical instrumentation—one that we traditionally served through the provision of high-quality mass spectrometers. Our revenue grew by 1% in 2005 and we launched a record five new instruments, four of which built upon our traditional strengths and rounded out our portfolio of mass spectrometers. The fifth took us into a related and high potential new field of cellular analysis. The CellKey™ System is an exciting new technology that enables real time, label-free cellular screening. We initiated an Asian supply chain strategy and opened a Singapore manufacturing site. In 2006, we will begin to realize the potential of our new product introductions, ushering in a new phase of growth.

Refining our focus—exiting non-core businesses

As we focus on our life sciences businesses, we are proceeding with plans to exit those businesses which are no longer central to our strategy. In November 2005, we completed the sale of our interest in Source Medical to Cardinal Health in a $79 million cash transaction. In December 2005, we sold the retail arm of MDS Capital Corp.

We are continuing with our plans to maximize the value of MDS Diagnostic Services for shareholders. The decision to exit the Canadian lab business was one of the toughest decisions we made this year at MDS. This is a jewel of a business and one on which the Company was founded over 30 years ago. However, as we evaluated it in the context of a global life sciences strategy it became clear to us that it would best prosper under an alternate ownership.

Having made the decision to maximize the value of this leading Canadian lab franchise for shareholders, the new team at MDS Diagnostic Services embarked on the path of enhancing productivity and profitability. In the last quarter of 2005, with their new strategy and focus, the diagnostics team delivered significant EBITDA margin expansion and, in doing so, increased the value of this franchise for MDS shareholders. I want to commend the efforts of this team who have been relentless in their focus on reducing cost while continuing to do what they have done so well over the years—serving the laboratory needs of patients and physicians every day across Canada.

Improving operating performance to compete more effectively

With the new focused platform, we have proceeded with our plans to drive profit margin improvement. In 2005, we instituted more cost-effective operating processes and implemented a leaner, more accountable and more agile management structure.

Four new core operating processes have been instituted to drive results, improve quality and enhance customer service across the enterprise:

- **Business Performance Reviews**—Detailed monthly reviews of operating results designed to increase accountability, improve customer responsiveness and drive decision-making.
- **Talent Management**—Biannual talent reviews to identify high potential employees and provide our best people with enriched career paths while setting a performance orientation across the workforce.
- **Customer/Competition/Capital**—An annual process to drive strategy development and ensure capital is deployed to the most attractive growth opportunities.
- **Operational Excellence**—World-class benchmarking and a LeanSigma toolkit to enhance quality, reduce waste, drive efficiency and deliver outstanding customer service.

The organizational structure of MDS has been realigned with a dramatic reduction in the size and scope of the corporate centre. MDS will be led by a leaner corporate centre, focused on strategy, capital allocation, operating performance improvements, talent management and compliance. We have reduced layers of management and pushed down decision-making to improve agility and competitiveness. The Enterprise Services group was dismantled and overall corporate staff was reduced by 36%.

Each division drove similar changes and reduced division senior and middle management by 20% and 12%, respectively. In 2005, MDS eliminated nearly 700 positions (8% of total workforce). More importantly, MDS succeeded in simplifying its organization while limiting the impact on front-line employees (and therefore, the customer).

The executive team was strengthened with Tom Gernon joining as Chief Information Officer. In December, Ken Horton joined to lead Corporate Development and serve as General Counsel.

These changes position MDS to compete more effectively in the global life sciences market. As we look to the future, we are enthusiastic about the prospects for our Company and the impact we can have on the health and well-being of people all over the world.

Proceeding with confidence to realize the potential of MDS

We exit 2005 having made steady progress in executing our strategy. We enter 2006 with strong businesses, a lower cost structure, a clarified strategy, an aligned senior team committed to execution, and a strong financial position. Throughout 2006, we will continue to focus on expanding our EBITDA margins as we drive top-line growth.

When I joined MDS, I could see the opportunities, and I have found that the potential is even greater than first imagined. I have found that the culture is strong, positive and responsive to change, and we have an energized and focused management team and a well-aligned and supportive Board of Directors.

It is only appropriate as we look forward with such optimism that we pause to recognize those who have positioned MDS so well. John Rogers retired on October 31, 2005 after 33 years of service to the Company. John's unwavering commitment built MDS from a local provider of laboratory services to the global life sciences leader it is today. In his honour, MDS has endowed the John Rogers Scholarship at the University of Toronto's Joseph L. Rotman School of Management, and on behalf of all stakeholders, I congratulate him on his distinctive leadership.

Employees across the Company have responded favourably to the challenges we have faced in 2005, and we enter 2006 with great enthusiasm. Each leader has an expanded role with greater autonomy to serve customers and speed execution. I am excited by the prospects for MDS, and I believe we are aligned to execute strongly for our shareholders in 2006 and the years ahead.

Stephen P. DeFalco

Stephen P. DeFalco
President and
Chief Executive Officer

Our Business in 2005

MDS Inc.

> $1,489 million in revenue
> End markets growing at 3%–5% annually
> 65% global revenue*
> Over 8,800 employees

* REVENUE GENERATED OUTSIDE OF CANADA

MDS Pharma Services	One of the world's leading contract research organizations, providing the full spectrum of drug discovery and development services
MDS Nordion	A world leader in medical isotopes for molecular imaging, the development and manufacturing of radiotherapeutics and sterilization products and services for the diagnosis, prevention and treatment of disease
MDS Sciex	A leading global supplier of analytical instruments and technology solutions for drug discovery and development, semiconductor production, environmental protection and clinical applications
MDS Diagnostic Services	The leading provider of laboratory testing and management services in Canada
Source Medical	Canada's leading distributor of medical, surgical and laboratory products
MDS Capital Corp.	A leading North American venture capital company focused exclusively on emerging life sciences companies

Our Business in 2006

MDS Inc.

> End markets growing at 7%–10% annually
> More than 95% global revenue*
> Over 5,800 employees

On September 1, 2005, we announced a new strategic plan to focus our resources and management on opportunities within the fast-growing, global life sciences markets. This includes our market-leading positions in pharmaceutical contract research served by MDS Pharma Services, molecular imaging and radiotherapeutics served by MDS Nordion, and analytical instruments served by MDS Sciex. This shift in portfolio towards the life sciences markets enables us to generate higher growth rates consistent with that of our end markets.



MDS Pharma Services

> $543 million F2005 revenue
> US$15.0 billion global market
> Market growth rate of 10%–14% annually
> Provide services in 26 countries
> Over 4,000 employees

MDS Nordion

> $325 million F2005 revenue
> US$2.8 billion global market
> Market growth rate of 5%–8% annually
> Distribute to more than 70 countries
> Over 700 employees


MDS
Science advancing health





MDS Sciex

> $286 million F2005 revenue
> US$3.0 billion global market
> Market growth rate of 8%–11% annually
> Distribute to 56 countries
> Over 500 employees

MDS Pharma Services

> Sixth largest global contract research organization
> World's leading provider of early-stage drug development services
> Provide drug discovery and development services in 26 countries

FOCUS ON HIGH-GROWTH LIFE SCIENCES MARKETS

Drug development

- Global market of US$15.0 billion
- Market growing at 10%–14% annually


STEADY
GROWTH IN
BACKLOG
(US$ million)

2005 Achievements

> Expanded our market-leading pharmacology position with the acquisition of SkeleTech, Inc.
> Increased backlog by 13% year-over-year
> Achieved preferred provider status in early-stage services for nine of the top ten pharmaceutical companies
> Made significant progress on the FDA review
> Realigned the Canadian bioanalytical operations
> Closed non-core sites in Geneva and Munich





"With increased industry emphasis on drug safety, we are seeing robust growth in the safety assessment and early clinical research sectors. To effectively position our clients for success, we are shifting from activity-based measures to milestone-based outcomes. Our strategic priorities are to enhance our service delivery, deepen our technical competence and hold the industry-leading reputation for quality."

Gilbert Godin
President, MDS Pharma Services



INCREASED R&D SPENDING AND OUTSOURCING

Pharmaceutical companies are spending US$90 billion on drug development, with over US$13 billion being outsourced, as they turn to contract research organizations to provide value-added drug discovery solutions. Our commitment to quality, efficiency and service innovation has led to new business wins that are reflected in our steady growth in backlog.



PRESSURE TO DEVELOP DRUGS FASTER AND LESS COSTLY

There is increased pressure on pharmaceutical companies to develop drugs in less time and at reduced costs. Through our Drug Development Program we offer strategic management and execution of drug development plans. This increases the efficiency of development plans while minimizing the risk to pharmaceutical companies, all in a cost-effective manner.

2006 Priorities

We have made tremendous progress in repositioning the Company in 2005 and will continue to focus our efforts on developing our areas of strength. In keeping with this strategy, we will:

> complete the FDA review and implement best practice standards developed through this process,

> rebuild our market position in bioanalytical services,

> complete capacity expansions in drug safety assessment, early clinical research and central labs,

> leverage the Biomarker Alliance and Drug Development Programs,

> strengthen our global clinical offering, and

> achieve operational improvements through the implementation of LeanSigma practices.

Opportunities

Pharmaceutical and biotech companies are turning to clinical research organizations for value-added solutions to develop safe medicines more quickly and at reduced costs. We are meeting this growing need by building strategic relationships with our clients and by offering a unique suite of services.

Our new Drug Development Program is a partnering model that offers our clients the guidance and execution of a drug development plan, using the Company's full spectrum of discovery, preclinical and clinical services. This decision-based strategy provides clients with cost-efficient drug development and optimal risk management. As a partner of choice, we currently conduct 30 programs which represent $25 million in revenues—a 75% increase over last year.

The Biomarker Alliance, a collaboration with Caprion Pharmaceuticals, Gentris Corporation, and Massachusetts General Hospital Department of Radiology, is a best-in-class biomarker discovery and development service. We are the only organization providing single-point access to proteomics, pharmacogenomics, imaging, assay development and clinical testing in an integrated offering. Our biomarker services enable our clients to make key decisions earlier and develop drugs faster with high rates of clinical and regulatory success.

Industry focus on drug safety has fuelled growth in the drug safety assessment and early clinical research markets, which are growing at annual rates of 15% and 12%, respectively. As our capacity expansions become operational in 2006, we are well positioned to benefit from this robust demand.

Each of these initiatives positions us well to service the US$15.0 billion market that is growing at 10%–14% annually.

MDS Nordion

> A world-leading provider of medical isotopes for molecular imaging
> Leading global developer and manufacturer of radiotherapeutics for the treatment of non-Hodgkin's lymphoma
> World leading provider of sterilization products and services and blood irradiators
> Customers in more than 70 countries

FOCUS ON HIGH-GROWTH LIFE SCIENCES MARKETS

Molecular imaging and radiotherapeutics

- Global market of US$2.8 billion
- Market growing at 5%–8% annually





2005 Achievements

> Introduced commercial availability of copper-64, an imaging isotope used principally in positron emission tomography (PET)
> Enhanced and diversified our cobalt-60 supply through an agreement with Rosenergoatom to 2018
> Entered a research and development collaboration with Macrocyclics Inc. to develop innovative, bifunctional chelates for use in molecular imaging and targeted radiotherapeutics
> Completed the exit of the generic radiopharmaceutical business in Europe

"At MDS Nordion, we are playing a growing role in diagnostic imaging and drug discovery—providing opportunities to increase our role to support our customers. Strategically, we aim to develop these opportunities by increasing our technical capabilities, leveraging our infrastructure and building a broader array of services."

Steve West
President, MDS Nordion



INCREASING DEMAND FOR MOLECULAR IMAGING ISOTOPES
Global use of molecular imaging procedures is on the rise. In the US alone, nearly 20 million molecular imaging procedures are performed annually with 14 million of these being cardiac studies. We are a leading supplier of medical imaging isotopes for cardiac imaging.



GROWING NEED FOR MORE TARGETED CANCER TREATMENTS
The growing incidence of cancer is driving the need for more effective treatments. TheraSphere®, our radiotherapeutic medical device, is an innovative treatment for primary liver cance This treatment involves injecting tiny glass beads containing a microscopic level of radiation into the blood vessels that feed cancer tumours in the liver. This allows radiation to be delivered in a highly targeted way and with fewer side effects.

2006 Priorities

In 2005, we identified a number of growing areas in our industry. In 2006, we are committed to expanding our capabilities and service offerings in these areas. In keeping with this strategy, we will:

> expand molecular imaging services and applications,
> leverage the Macrocyclics Inc. collaboration in the expansion of radiopharmaceutical services,
> launch the Equinox™ platform for external beam therapy,
> develop the market opportunity for TheraSphere®, our innovative treatment for liver cancer, and
> build our profile by strengthening our sales, marketing and business development efforts.

Opportunities

Globally, patients are demanding quicker diagnosis and more effective therapies. Our products and services allow physicians to diagnose disease earlier and to administer more targeted, and therefore more effective, treatments.

We are the leading supplier of medical isotopes used for molecular imaging procedures. Molecular imaging allows physicians to track the progression of disease and select the right treatment, ultimately leading to better patient outcomes. Use of molecular imaging is becoming more prevalent in identifying disease, particularly in cardiology, oncology and neurology. Our existing capabilities position us well to participate in this $1.8 billion market, growing at 10% annually. Molecular imaging is also proving to be a very useful tool further upstream in the drug development process. Our current capabilities and plans for further development position MDS Nordion to be one of the key suppliers of molecular imaging services for pharmaceutical companies in the drug development process.

We develop and manufacture radiopharmaceutical products, for more targeted treatments, in our cGMP facility. Recently, we entered into a research and development collaboration with Macrocyclics Inc. to develop innovative, bifunctional chelates for use in targeted radiopharmaceuticals. Bifunctional chelates increase the safety and efficacy of radiopharmaceutical and other imaging drugs while improving their ease of production. We will leverage this collaboration to enhance our service platform by offering new compound development. With a strong position in the manufacturing of radiopharmaceuticals for the treatment for non-Hodgkin's lymphoma, we have a solid base from which to grow. The radioimmunotherapeutics market is $50 million and projected to grow at 10% annually.

MDS Sciex

> Market leader in triple-quad, QqTOF and MALDI TOF/TOF instrumentation

> Leading provider of ICP/MS instruments for environmental testing

> Second largest provider of ion traps, having entered this space in 2002

> Serving customers in 56 countries

FOCUS ON HIGH-GROWTH LIFE SCIENCES MARKETS

Analytical instruments

- Global market of US$3.0 billion
- Market growing at 8%–11% annually


FIVE-YEAR R&D
INVESTMENT
CHART


MDS SCIEX
API 5000

2005 Achievements

> Introduced five new instruments: API 5000™, 3200 Q TRAP®, API 3200™, 4800 MALDI TOF/TOF™, and the CellKey™ System

> Introduced MarkerView™ software for metabolomics and biomarker profiling analysis

> Integrated acquisition of MALDI TOF/TOF technologies, establishing market-leading position

> Opened Singapore manufacturing facility

> Received the AME Award for Manufacturing Excellence

> Received the 2005 Frost & Sullivan Award for Drug Discovery Technologies Product Innovation

"We have a clear strategic direction at MDS Sciex—an ongoing focus on R&D and advancing the frontier of technology in mass spectrometry. In the past year we have had five major product introductions and achieved a major technological breakthrough with the CellKey™ System. We strive to help researchers around the world advance their understanding of how protein pathways can unlock medical mysteries."

Andrew W. Boorn
President, MDS Sciex



URGENT NEED TO DEVELOP DRUGS FASTER AND CHEAPER

Pharmaceutical companies are under pressure to develop safe, effective and affordable drugs faster. To assist in their challenge, we produce highly advanced mass spectrometers for use in drug development. Our commitment to research and development allows us to introduce instruments with enhanced capabilities enabling our customers to make better decisions during the costly process of bringing new drugs to market.



UPDATED TECHNOLOGY FOR APPLIED MARKETS

The 3200 Q TRAP® is one of our new mass spectrometers introduced this year. It offers significantly improved sensitivity, throughput, and robustness for pharmaceutical research. This instrument is also expanding our customer base, displacing older technologies in applied markets such as environmental, forensic, and clinical research.

2006 Priorities

2005 was a record year of product introductions, having launched five new instruments. We will look to expand our market-leading position in 2006 and drive top-line growth by:

> focusing research and development to expand our capabilities in mass spectrometry and related fields,

> identifying new applications for existing products in applied markets including environmental, forensic and clinical, and

> providing single source solutions of fully integrated systems.

To further enhance our profitability in highly competitive markets, we are establishing a lower-cost manufacturing capability. In 2006, we will:

> start commercial production of the CellKey™ System in Singapore, and

> establish a supply chain in Asia.

Opportunities

The struggle to reduce the time required to get drugs to market fuels demand for more advanced technologies. Our investment in R&D continues to climb as we maintain our technology advantage by introducing new, cutting-edge instruments.

In the latter part of 2005, we introduced the CellKey™ System, a system that measures endogenous receptors in cell lines and primary cells. It does this label-free, meaning it is lower cost, easier to use and more representative of biology. The CellKey™ System is a single integrated platform and therefore reduces drug development time. This establishes us in a new market valued at $900 million and growing at 7%–11% annually.

Subsequent to year-end, we introduced Tempo™ Liquid Chromatography systems. These new instruments, when coupled with our mass spectrometers, form completely integrated systems. This product line provides our customers with reliable, easy-to-use, high performance liquid chromatography capabilities while integrating seamlessly with our mass spectrometers and can be used in proteomics, biomarker, and drug discovery studies.

Our instrument innovations allow us to maintain our leading positions in these large, high-growth markets.


CITIZEN
MDS Nordion
MDS Nordion

HEALTH-RELATED CHARITIES AND EVENTS

MDS has identified the fight against cancer as our major cause. We actively support, both financially and through direct involvement, many local, national and international initiatives such as the Canadian Cancer Society's Relay For Life, the MDS Nordion Race Day, Doctors Without Borders, Colorectal Cancer Screening Initiative Foundation, Camp Oochigeas, Wellspring and the Western Ottawa Community Resource Centre, to name a few.

MDS in the Community

The fundamental objective of our Corporate Citizenship program is to make a distinctive contribution to the health and well-being of people around the world. We do this by supporting initiatives, both financially and through direct involvement, at all levels—globally, nationally and locally.





EMPLOYEE VOLUNTEER PROGRAM

We take great pride in our employees putting our values into action within their communities. We are pleased to recognize and encourage their efforts through our Employee Volunteer Program. This program is designed to support the causes that are important to our employees. Through the Employee Volunteer Program, MDS makes donations to cultural and sports organizations, health-related causes, humanitarian projects and a wide variety of other charitable activities and organizations.



SCIENTIFIC RESEARCH AND EDUCATION

MDS recognizes the importance of scientific research in the efforts to understand and cure disease. We are committed to applying science to advance health, and the education of our future scientists is of significant importance. MDS is also proud to sponsor and partner with a number of academic institutions in recognizing outstanding scientific contributions through the funding of bursaries, scholarships and scientific chairs.

We are committed to making a difference.

At MDS, our core purpose is to make a distinctive contribution to the health and well-being of people around the world. We operate according to our core values of commitment to excellence, mutual trust, integrity and genuine concern and respect for people.

Our core purpose encompasses all our stakeholders, and our values drive our commitment to strong corporate citizenship and social responsibility. What we achieve through our businesses is important for all stakeholders and for society, and we take great pride in the achievements of charitable organizations and community groups that share our purpose.

Our focus is health-related charities, scientific research and education, and our communities—organizations that make a direct contribution to health and well-being.

We also take great pride in the way employees across the Company put our values into action through their own contributions to their communities. We recognize and encourage their exceptional efforts through our Employee Volunteer Program.

Our commitment is unwavering, and our ability to act on it will be strengthened as we change, grow and build on global leadership. As we achieve our business goals, we will be in a position to contribute more and have an ever-growing impact, building sustainable value for all stakeholders.

Many of the projects we support involve a significant commitment over a number of years. We participate in these projects because the outcome will make a distinctive difference to the health and well-being within the communities where we operate.

"The mandate of the Colorectal Cancer Screening Initiative Foundation is to promote public awareness about the prevalence and preventability of colorectal cancer and to promote screening for the disease. Colorectal cancer is the second leading cause of death from cancer. It is a disease that is up to 95% preventable with timely and thorough testing. The key to prevention is education. MDS has played an integral role in helping us achieve our mandate by supporting our Family Matters brochure and our website. Both of these tools have been key to raising public awareness about the benefits of screening for colorectal cancer."

Heather Gardiner
Chairman, Colorectal Cancer Screening Initiative Foundation

Dr. Paul S. Anderson | Dr. C. Thomas Caskey | Clarence J. Chandran | Stephen P. DeFalco | William A. Etherington | Dr. John R. Evans



"MDS has been at the forefront in establishing strong and clear governance policies, which are summarized on this page. But the best policies do not guarantee good governance. The conduct, engagement and quality of the directors, along with the accountability and oversight of management, is the key."

John T. Mayberry
Chairman

MDS has a Board of exceptional depth and strength, and our directors ensure thorough oversight and good governance. In a year of sweeping changes at the Company, we also had significant change on the Board. I became the first independent Chair in the history of the Company early in fiscal 2005. Long-time director Wendy Dobson stepped down, after nine years of service and contribution. At the end of the fiscal year, John Rogers also retired, making way for a new era at MDS. With these departures, we have seen renewal and appointed three new directors with outstanding qualifications: Kathleen O'Neill, James MacDonald, and our new CEO, Stephen P. DeFalco.

Robert W. Luba Jim S.A. MacDonald John T. Mayberry Mary Mogford Kathleen M. O'Neill Nelson M. Sims



Paul Anderson

Member of the Environment, Health & Safety Committee

Paul S. Anderson, 67, of Lansdale, PA, has served on the Board of the Company since 2003. Dr. Anderson is a Corporate Director having retired in 2002 after a 40-year career in the pharmaceutical industry. From 2001 to 2003, Dr. Anderson was Vice-President, Drug Discovery at Bristol-Myers Squibb. Dr. Anderson is also a director of Albany Molecular Research, is a member of the Chemical Heritage Foundation and is a member of the Board of Trustees of the Gordon Research Conferences.

Thomas Caskey

C. Thomas Caskey, 67, of Lancaster, SC, was appointed to the Board in June 2005. In 2000, Dr. Caskey was the Founding Director of Cogene Bio Tech Ventures Ltd. and has served as a Managing Director since that time. He also served Baylor College of Medicine in several capacities for nearly 30 years and continues to be an adjunct professor. Dr. Caskey currently serves as the President of the Texas Academy of Medicine, Engineering and Science. He is a member of the Institute of Medicine and the National Academy of Sciences, and serves on the boards of a number of private and public corporations, including Lexicon Genetics, EnVivo Pharmaceuticals, Inc., Odyssey Thera and Argolyn Bioscience, Inc.

Clarence Chandran

Member of the Human Resources & Compensation Committee

Clarence J. Chandran, 56, of Miami Beach, FL, has served on the Board of the Company since 2001. He retired as President of Business Process Outsourcing, CGI Group Inc. and was a member of its International Advisory Group. Mr Chandran retired in 2001 as Chief Operating Officer and Director of Nortel Networks Corp. after spending 28 years in the telecommunications industry. Mr. Chandran is Chair of Conros Corporation, Chair of the Chandran Family Foundation Inc. and is a director of Novelis Inc.

Stephen DeFalco

Stephen P. DeFalco, 44, of Toronto, ON is the President and CEO of MDS Inc. Mr. DeFalco joined MDS from U.S. Genomics where he was Chairman and CEO. Prior to his role at U.S. Genomics, he served as President of PerkinElmer Instruments and Senior Vice-President of PerkinElmer Inc. Mr. DeFalco has held senior management positions at United Technologies and McKinsey & Company.

William Etherington

Member of the Audit Committee

Member of the Corporate Governance & Nominating Committee

William A. Etherington, 64, of Toronto, ON, has served on the Board of the Company since 2001. Mr. Etherington is Chairman, Canadian Imperial Bank of Commerce. Prior to 2001, Mr. Etherington was Senior Vice President & Group Executive, Sales & Distribution, IBM Corporation and Chairman, President and CEO, IBM World Trade Corporation. Mr. Etherington is also a director of Celestica Inc., and Dofasco Inc., as well as a member, President's Council, University of Western Ontario.

John Evans

Member of the Corporate Governance & Nominating Committee

Chair of the Human Resources & Compensation Committee

John R. Evans, 76, of Toronto, ON, has served on the Board of the Company since 1989. Dr. Evans is Chair, Torstar Corporation and Vice-Chair of NPS/Allelix Biopharmaceuticals Inc. Dr. Evans also chairs the boards of the Canada Foundation for Innovation and the MaRS (Medical and Related Sciences) Project.

Robert Luba

Chair of the Audit Committee

Robert W. Luba, 63, of Toronto, ON, has served on the Board of the Company since 1996. Mr. Luba is President, Luba Financial Inc. Prior to 1994 he was President and CEO of Royal Bank Investment Management Inc., President of Crown Life Insurance Company and Sr. Vice-President of John Labatt Limited. Mr. Luba is also a director of Vincor International Inc., AIM Trimark Investments, ATS Automation Tooling Systems, Menu Foods Income Funds and KPC Income Fund.

James MacDonald

Member of the Audit Committee

James S. A. MacDonald, 60, of Toronto, ON, was appointed to the Board in July 2005. Mr. MacDonald is Chairman and Managing Partner of Enterprise Capital Management Inc. Prior to 1997, Mr. MacDonald was Deputy Chairman of Scotia McLeod Inc., having joined a predecessor to that company in 1969. He is Chairman of the Board of VFC Inc. and is a director of Capitol Energy Resources Ltd., Rogers Sugar Inc. (and trustee of Rogers Sugar Income Fund) and Superior Plus Inc.

John Mayberry

Chairman

John T. Mayberry, 61, of Burlington, ON, has served on the Board of the Company since 2004. Mr. Mayberry is a Corporate Director. From 2002 to 2003, Mr. Mayberry was Chair of the Board and CEO, Dofasco Inc. Mr. Mayberry is also a director of Scotiabank and Inco Limited.

Mary Mogford

Chair of the Corporate Governance & Nominating Committee

Member of the Environment, Health & Safety Committee

Member of the Human Resources & Compensation Committee

Mary A. Mogford, 61, of Newcastle, ON, has served on the Board of the Company since 1998. Ms. Mogford is a Corporate Director and a former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario. Ms. Mogford is also a director of Falconbridge Limited, Potash Corporation of Saskatchewan and Sears Canada and is a member of the Altamira Advisory Council. Ms Mogford is a Fellow of the Institute of Corporate Directors (ICD) and in 2004, she was accredited to the ICD – Rotman School of Management Director's Education Program.

Kathleen O'Neill

Member of the Audit Committee

Kathleen M. O'Neill, 52, of Toronto, ON, was Executive Vice President with BMO Bank of Montreal until January 2005. Prior to joining BMO Bank of Montreal in 1994, Ms. O'Neill was a partner at PricewaterhouseCoopers, in corporate taxation practice. Ms. O'Neill is a fellow of the Institute of Chartered Accountants of Ontario. She is a member of the Board of Directors of the Canadian Chamber of Commerce and chairs its Health Care Task Force. Ms. O'Neill is a director of TSX Group Inc. and Hydro One Inc. Ms. O'Neill is a past-Chair of the Board of St. Joseph's Health Centre in Toronto and is active on several other non-profit boards. In 2005, Ms. O'Neill was accredited to the ICD – Rotman School of Management Director's Education Program.

Nelson Sims

Member of the Environment, Health & Safety Committee

Nelson M. Sims, 58, of Key Largo, FL, has served on the Board of the Company since 2001. Mr. Sims was an Executive with Eli Lilly and Company for 28 years, prior to his retirement in 2001. His assignments included President of Eli Lilly Canada from 1991 to 1999. Mr. Sims was President and CEO of Novavax, Inc. from 2003 to 2005 and he has served as a corporate director and consultant for several biotech companies.

Mailing Address
100 International Blvd.
Toronto, Ontario, Canada M9W 6J6
Telephone: 416-675-7661
Fax: 416-675-0688

Website Address
www.mdsinc.com

Transfer Agent and Registrar
CIBC Mellon Trust Company
Toronto, Ontario, Canada
Telephone: 1-800-387-0825
Answer Line: 416-643-5500
Email: inquiries@cibcmellon.com

Auditors
Ernst & Young LLP

Legal Counsel
Fasken Martineau DuMoulin LLP

Stock Listing
MDS shares are listed on the TSX: MDS and
NYSE: MDZ
MDS is part of the S&P/TSX 60 Index

MDS Annual and Special Meeting
Shareholders are invited to attend the Company's Annual and Special Meeting at 4:00 p.m., Thursday, March 9, 2006 at:
Design Exchange
234 Bay Street
Toronto, Ontario, Canada

Investor Information
Contact: Sharon Mathers,
Vice-President, Investor Relations
Telephone: 416-213-4721
Fax: 416-675-0688
Email: Sharon.Mathers@mdsinc.com

Dividend Policy
MDS has paid semi-annual dividends since 1976. In September 2004, the MDS Board of Directors approved a new dividend policy and declared a quarterly cash dividend of $0.0325 per Common share, payable in October, January, April and July. The new policy is designed to maintain stable and consistent dividends, with a targeted payout ratio of approximately 10%–15% of the previous year's normalized, sustainable earnings per share after consideration of the Company's cash and liquidity position and future cash requirements.

Dividend Reinvestment and Share Purchase Plan
Shareholders from around the world are able to participate in this Plan provided it is legally permitted in the jurisdiction where they reside. Under the Company's Plan, shareholders may elect to receive stock dividends in lieu of cash dividends. Participants residing outside of the United States may also make optional cash payments of up to $1,500 quarterly to purchase additional shares. Shareholders wishing to obtain more information about this Plan should contact the Company's transfer agent listed above.

MDS Stock Split History

1980 – September 17	2:1
1983 – July 13	2:1
1990 – March 10	2:1
1996 – November 15	2:1
2000 – September 26*	2:1

* stock dividend—same impact as stock split

Annual and Interim Reports
Current stock prices, financial reports, recent press releases and annual reports are accessible on the MDS website at **www.mdsinc.com** or at **MDS Shareholder Communication Service** at 416-675-6777 ext. 6500 or 1-888-MDS-7222.

Trademarks
The following are registered trademarks of MDS Inc. or its subsidiaries:

MDS	API 5000™
TheraSphere®	3200 Q Trap®
MarkerView™	API 3200™
Equinox™	Tempo™
CellKey™ System	
4800 MALDI TOF/TOF	
TOF/TOF	

MDS Sciex markets its instruments under the brand names "Applied Biosystems | MDS Sciex" and "PerkinElmer Sciex" through its joint venture partners, Applied Biosystems, a business of Applera Corporation, and EG&G Inc., respectively.

We are always looking for ways to improve, and will make changes to each year's Annual Report based on feedback from our readers. Please feel free to comment by sending an email to **InvestorRelations@mdsintl.com**.

PRINTED IN CANADA ANNAN & SONS LTD. PRINTING

Board of Directors

Paul S. Anderson[E]
C. Thomas Caskey
Clarence J. Chandran[H]
Stephen P. DeFalco
William A. Etherington[A, C]
John R. Evans[C, H]
Robert W. Luba[A]
James S. A. MacDonald[A]
John T. Mayberry, Chairman
Mary Mogford[C, E, H]
Kathleen M. O'Neill[A]
Nelson M. Sims[E]

[A] Audit Committee
[C] Corporate Governance & Nominating Committee
[E] Environment, Health & Safety Committee
[H] Human Resources & Compensation Committee

Executive Team

Stephen P. DeFalco
President and Chief Executive Officer

Andrew W. Boorn
President, MDS Sciex

James A. H. Garner
Executive Vice-President, Finance and Chief Financial Officer

Thomas Gernon
Chief Information Officer

Gilbert Godin
President, MDS Pharma Services

Kenneth Horton
Executive Vice-President,
Corporate Development and General Counsel

James M. Reid
Executive Vice-President, Organization Dynamics

Hans K. Thunem
President, MDS Diagnostic Services

Steve M. West
President, MDS Nordion

Science advancing health

MDS Inc.
100 International Blvd.
Toronto, Ontario
Canada M9W 6J6

www.mdsinc.com

Core Purpose

To make a distinctive contribution to the health and well-being of people.

Core Values

Commitment to excellence

Striving to reach our full potential as a company and as individuals; doing the right things the right way.

Mutual trust

Having confidence to rely on others and to be open to new and different people and ideas.

Integrity

Being reliable and accountable in word and behaviour.

Genuine concern and respect for people

Showing genuine concern for others, treating people as individuals with understanding and appreciation.

MDS

Science advancing health

Form of Proxy – Annual and Special Meeting to be held on March 9, 2006

CONTROL NUMBER

Notes to Proxy

1. This proxy must be signed by a shareholder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.
2. If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the name must be printed in the space provided. This proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other shareholder must be attached to this proxy.
3. Some shareholders may own shares as both a registered shareholder and as a beneficial shareholder, in which case, you may receive more than one Proxy Circular and will need to vote separately as a registered shareholder and as a beneficial shareholder. Beneficial shareholders may be forwarded either a proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of shares they beneficially own. Beneficial shareholders should follow instructions for voting conveyed to them by their intermediaries.
4. If a share is held by two or more persons, any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote at the meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of that share.

All shareholders should refer to the accompanying Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY, 7 DAYS A WEEK

TO VOTE BY MAIL

- Complete, sign and return this form in the envelope provided to the Company's transfer agent and registrar, CIBC Mellon Trust Company.
- Proxy instructions must be received by 4:00 p.m. (EDT), March 7, 2006.
- If this proxy is not dated, it will be deemed to be dated on the date upon which it was mailed to the Company.

- Go to the following website: www.eproxyvoting.com/mds and follow instructions on the website.
- Proxy instructions must be received by 4:00 p.m. (EDT), March 7, 2006.

- Using a touch-tone phone, call toll free **1-866-271-1207** (English and French) and follow the voice instructions.
- Proxy instructions must be received by 4:00 p.m. (EDT), March 7, 2006.

To vote by telephone or the Internet, you will need to provide your **CONTROL NUMBER** listed on the top left corner.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 4:00 p.m. (EDT) on March 7, 2006.

This Form of Proxy is solicited by and on behalf of Management

Appointment of Proxyholder

The undersigned shareholder of MDS Inc. hereby appoints: James A. Garner, Chief Financial Officer or, failing him, Peter E. Brent, Senior Vice-President, Legal and Corporate Secretary

OR

Print the name of the person you are appointing if this person is someone other than the individuals listed ›› ______________________

as proxy of the undersigned, to attend, act and vote in respect of all shares registered in the name of the undersigned at the Annual Special Meeting of the Shareholders of MDS Inc. to be held in Toronto, Ontario, Canada on Thursday, March 9, 2006 (the "Meeting"), and at any and all adjournments thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present. Without limiting the general powers and authority hereby conferred on the proxy, the shares represented by this proxy are specifically directed to be voted or withheld from being voted as follows:

Each shareholder has the right to appoint a person or company, who need not be a shareholder, to attend and act on his or her behalf at the Meeting other than the person designated in this form of proxy. Such right may be exercised by striking out the printed names and by inserting in the space provided the name of the person or company to be appointed.

The directors and management recommend shareholders vote **FOR** items 1, 2 and 3 below.

1. Election of Directors

		For	Withhold
1.	P. S. Anderson	›› ☐	☐
2.	C. T. Caskey	›› ☐	☐
3.	S. P. DeFalco	›› ☐	☐
4.	W. A. Etherington	›› ☐	☐
5.	R. W. Luba	›› ☐	☐
6.	J. S. A. MacDonald	›› ☐	☐
7.	J. T. Mayberry	›› ☐	☐
8.	R. H. McCoy	›› ☐	☐
9.	M. A. Mogford	›› ☐	☐
10.	K. M. O'Neill	›› ☐	☐
11.	N. M. Sims	›› ☐	☐

2. Appointment of Auditors

	For	Withhold
Appointment of Ernst & Young LLP as Auditors and authorize the directors to fix their remuneration ››	☐	☐

3. Amended and Restated Shareholder Rights Plan

	For	Against
Approval, ratification and confirmation of the Company's amended and restated shareholder rights plan ››	☐	☐

This proxy confers discretionary authority for the above-named persons to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying this proxy and any other matter which may properly come before the Meeting.

Authorized Signature(s) – Sign Here – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted FOR the matters identified above.**

Signature(s) ______________________ Date ______________________

Shareholder Documents

To receive the Company's Interim Reports by mail in 2006, please complete and return the enclosed card to CIBC Mellon Trust Company.

OR

To receive shareholder documents by the Internet, including quarterly reports, complete and return the enclosed white consent form to CIBC Mellon Trust Company.

Form 52-109F1 - Certification of Annual Filings

I, Stephen P. DeFalco, President & CEO of MDS Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of MDS Inc. (the issuer) for the period ending October 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: January 10, 2006

/s/ Stephen P. DeFalco
Stephen P. DeFalco
President & CEO

Form 52-109F1 - Certification of Annual Filings

I, James A.H. Garner, Executive Vice-President Finance & CFO of MDS Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of MDS Inc. (the issuer) for the period ending October 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: January 10, 2006

/s/James A. H. Garner
James A.H. Garner,
Executive Vice- President Finance & CFO